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PROSPECTUS SUPPLEMENT (To Prospectus dated February 18, 2005)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-122292

Eschelon Operating Company

OFFER TO EXCHANGE

$65,000,000 Principal Amount At Maturity of
8 3/8% Senior Second Secured Notes due 2010
for
a Like Principal Amount of
Registered 8 3/8% Senior Second Secured Notes due 2010

        Attached hereto are those sections of our Reports on Form 8-K relating to our unaudited interim financial and other data for the fourth quarter ended December 31, 2004 and certain other matters. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated February 18, 2005, with respect to our 8 3/8% Senior Second Secured Notes due 2010, including any amendments or supplements thereto.

        Please see "Risk Factors" beginning on page 19 of the accompanying prospectus for a discussion of certain factors your should consider in connection with the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement is March 17, 2005

FORWARD-LOOKING STATEMENTS	S-3
RECENT DEVELOPMENTS	S-4
LEGAL PROCEEDINGS	S-9

FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "may," "will" or "plan to" perform in a certain manner or that we "intend," "believe," "expect," "anticipate," "estimate" or "project" that an event will occur, or the negative thereof, and other similar statements), you should understand that our expectations may not be correct, although we believe that they are reasonable. You should also understand that our plans may change. We do not guarantee that the transactions and events described in this Prospectus Supplement or the accompanying prospectus will happen as described or that any positive trends noted in this Prospectus Supplement or the accompanying prospectus will continue. The forward-looking information contained is generally located in the sections of this Prospectus Supplement entitled "Recent Developments" and "Legal Proceedings," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends.

        Forward-looking statements, such as those regarding management's present plans or expectations for new product offerings, capital expenditures, cost-saving strategies and growth are not guarantees of future performance. They involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties and the factors discussed in the section entitled "Risk Factors" and elsewhere in this Prospectus Supplement or the accompanying prospectus, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors, such as the ability to increase revenues and/or to achieve cost reductions and other factors discussed in the section entitled "Risk Factors" or elsewhere in this Prospectus Supplement or the accompanying prospectus, which also would cause actual results to differ from present plans. Such differences could be material. All forward-looking statements attributable to us or by any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements which speak only as of the date these statements were made. Except as required by law, we will not update these forward-looking statements, even if our situation changes in the future.

RECENT DEVELOPMENTS

        The financial and other information as of and for the three-month periods ended December 31, 2003 and 2004 and September 30, 2004 and the twelve-month periods ended December 31, 2003 and 2004 has been derived from our unaudited interim consolidated financial statements and includes all adjustments (consisting of normal and recurring adjustments and accruals) which we consider necessary for a fair presentation of the financial information included therein. The following financial information and discussion is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the accompanying prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this Prospectus Supplement and in the accompanying prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus Supplement and the accompanying prospectus that could cause results to differ materially from those expressed in such forward-looking statements, including matters set forth in the section entitled "Risk Factors" in the accompanying prospectus.

Unaudited Consolidated Financial and Operating Data
(dollars in thousands, except per unit amounts)

	For the three months ended			For the year ended December 31,
	December 31, 2003	September 30, 2004	December 31, 2004
				2003	2004
Total revenue	$37,204	$40,562	$40,187	$141,096	$158,096
Total gross margin (%)	59%	60%	59%	57%	60%
EBITDA	$4,500	$6,098	$6,427	$14,093	$25,528
Capital expenditures	$5,596	$6,616	$10,325	$26,466	$30,770
Cash and marketable securities	$8,606	$19,421	$33,351	$8,606	$33,351
Voice lines in service	156,165	167,263	173,492	156,165	173,492
Data lines in service	50,256	70,165	76,861	50,256	76,861
Total lines in service	206,421	237,428	250,353	206,421	250,353
Lines on-net (%)	74.1%	79.2%	80.8%	74.1%	80.8%
Lines sold	20,678	23,076	23,090	87,885	88,402
Average monthly churn (%)	1.38%	1.54%	1.30%	1.60%	1.48%
Average network revenue per line	$51.13	$47.92	$45.28	$52.41	$48.07
Average total associates	892	936	932	899	918
Average total sales sssociates	184	202	204	191	194
Average network sales sssociates	147	164	170	154	158

        Total revenue for the three months ended December 31, 2004 was $40.2 million, a decrease of $0.4 million from the three months ended September 30, 2004 and an increase of $3.0 million from the fourth quarter of 2003. Total revenue for 2004 was $158.1 million, an increase of $17.0 million from 2003.

        Total revenue decreased from the third quarter of 2004 due to a decline in pre-subscribed interexchange carrier charge ("PICC") revenue, seasonality in long distance usage and a decline in BTS revenue. The decline in PICC revenue was due to our recently announced dispute with Global Crossing. As a result of that dispute, we elected not to record approximately $0.3 million per month of PICC revenue beginning in November 2004. We expect this reduction in PICC revenue to continue.

Seasonality in long distance usage was the result of fewer business days in the fourth quarter versus the third quarter of 2004. Excluding the impact of PICC and seasonality, network revenue increased by $0.6 million, or 2.0%, between the third and fourth quarters of 2004. Finally, the decline in BTS revenue reflects the normal fluctuations of BTS revenue from quarter to quarter.

        Total revenue increased from the three months ended December 31, 2003 due to growth in access lines of 21.3%, partially offset by a decline in average revenue per line. Average revenue per line declined from $51.13 in the fourth quarter of 2003 to $45.28 per line in the fourth quarter of 2004. Reductions in access rates and PICC revenue combined with strong demand for our data products at a lower average revenue per line were the major causes for the revenue per line decline.

        Total revenue for 2004 increased from 2003 due to growth in access lines of 21.3%, partially offset by a decline in average revenue per line. Average revenue per line declined from $52.41 per line in 2003 to $48.07 per line in 2004. Like the quarterly decline, this decrease was also due to reductions in access rates and PICC revenue combined with strong demand for our data products at a lower average revenue per line. Total gross margin per line has remained more stable with a decline of only $1.18 per line or 3.7% between 2003 and 2004.

        Total gross margin was $23.7 million in the three months ended December 31, 2004, a decrease of $0.8 million from the three months ended September 30, 2004 and an increase of $1.9 million from the three months ended December 31, 2003. Total gross margin for 2004 was $94.8 million, an increase of $14.5 million from 2003.

        The decrease from the third quarter of 2004 was primarily due to the reduction in PICC revenue that was not accompanied by any associated reduction in cost. The increases in gross margin from the fourth quarter of 2003 and for the full year 2004 were largely a function of higher levels of revenue and an increased percentage of lines on switch.

        Cash operating expenses for the three months ended December 31, 2004 were $17.3 million, a decrease of $1.1 million from the three months ended September 30, 2004 and level with the three months ended December 31, 2003. Cash operating expenses for 2004 were $69.3 million, an increase of $3.0 million from 2003. The decrease from the third quarter of 2004 was largely due to a reduction of legal expenses. The third quarter of 2004 contained approximately $0.7 million more of legal expense, most of which related to out ongoing federal lawsuit against Qwest. The increase for the full year 2004 was primarily due to increased wages and benefits from a higher average level of associates, increased legal expenses related to the federal lawsuit against Qwest and higher operating taxes. Total associates averaged 918 in 2004 versus 899 in 2003.

        EBITDA for the three months ended December 31, 2004 was $6.4 million, an increase of $0.3 million from the three months ended September 30, 2004 and an increase of $1.9 million from the three months ended December 31, 2003. Total EBITDA for 2004 was $25.5 million, an increase of $11.4 million from 2003.

        EBITDA is a non-GAAP measure. Below is a schedule reconciling EBITDA with reported GAAP net income (loss).

Eschelon Telecom, Inc.
Unaudited Consolidated EBITDA to Net Income (Loss) Reconciliation
(in thousands)

	For the three months ended			For the year ended December 31,
	December 31, 2003	September 30, 2004	December 31, 2004
				2003	2004
EBITDA	$4,500	$6,098	$6,427	$14,093	$25,528
Depreciation and amortization	(7,337)	(7,493)	(8,401)	(30,099)	(31,105)
Interest expense	(453)	(2,837)	(3,541)	(1,754)	(11,452)
Deferred compensation	—	—	—	(70)	(20)
Gain (loss) on disposal of assets	18	(138)	—	484	(162)
Income taxes	—	(4)	—	(28)	(4)
Interest income	6	45	42	168	124
Gain on sale of marketable securities	—	—	7	—	7
Gain on extinguishment of debt	—	—	—	—	18,195

Net Income (Loss)	$(3,266)	$(4,329)	$(5,466)	$(17,206)	$1,111

        Capital expenditures for the three months ended December 31, 2004 were $10.3 million, an increase of $3.7 million from the three months ended September 30, 2004 and an increase of $4.7 million from the three months ended December 31, 2003. Capital expenditures for 2004 were $30.8 million, an increase of $4.3 million from 2003. The increases in both the fourth quarter of 2004 and the full year 2004 were primarily due to the cumulative effect to tenant improvement allowances on leasehold improvements recorded in the fourth quarter of 2004. In line with recent guidance from the SEC on accounting for tenant improvement allowances, the company recorded leasehold expenditures of $2.4 million in for fourth quarter of 2004. Deferred rent was also recorded for the tenant improvement allowances and will be amortized as a reduction of rent over the related lease terms. Deferred rent at December 31, 2004 was $1.5 million.

        Cash and marketable securities at December 31, 2004 were $33.4 million, an increase of $13.9 million from the third quarter of 2004 and an increase of $24.7 million from the fourth quarter of 2003. The increase in cash from the third quarter of 2004 was primarily due to the issuance of our November 2004 tack-on offering of senior second secured notes and related issuance of Series B Preferred Stock to fund the ATI acquisition. The increase from the fourth quarter of 2003 was due to our March 2004 senior second secured notes offering, the proceeds of which were used to repay our senior secured bank facility and for general corporate purposes.

Eschelon Telecom, Inc.
Unaudited Consolidated Statement of Operations
(in thousands)

	For the three months ended
	December 31, 2003	September 30, 2004	December 31, 2004
Revenue:
Network services	$31,008	$33,476	$33,446
Business telephone systems	6,196	7,086	6,741

	37,204	40,562	40,187
Cost of revenue:
Network services	11,397	11,736	12,260
Business telephone systems	4,013	4,305	4,194

	15,410	16,041	16,454
Gross profit:
Network services	19,611	21,740	21,186
Business telephone systems	2,183	2,781	2,547

	21,794	24,521	23,733
Operating expenses:
Sales, general and administrative	17,294	18,423	17,306
Depreciation and amortization	7,337	7,493	8,401

Operating loss	(2,837)	(1,395)	(1,974)
Other income (expense):
Interest income	6	45	42
Interest expense	(453)	(2,837)	(3,541)
Gain on extinguishment of debt	—	—	—
Other income (expense)	18	(138)	7

Income (loss) before taxes	(3,266)	(4,325)	(5,466)
Income taxes	—	(4)	—

Net income (loss)	$(3,266)	$(4,329)	$(5,466)

Eschelon Telecom, Inc.
Unaudited Consolidated Statement of Operations
(in thousands)

	For the year ended December 31,
	2003	2004
Revenue:
Network services	$115,482	$131,780
Business telephone systems	25,614	26,316

	141,096	158,096
Cost of revenue:
Network services	45,037	47,354
Business telephone systems	15,784	15,979

	60,821	63,333
Gross profit:
Network services	70,445	84,426
Business telephone systems	9,830	10,337

	80,275	94,763
Operating expenses:
Sales, general and administrative	66,252	69,255
Depreciation and amortization	30,099	31,105

Operating loss	(16,076)	(5,597)
Other income (expense):
Interest income	168	124
Interest expense	(1,754)	(11,452)
Gain on extinguishment of debt	—	18,195
Other income (expense)	484	(155)

Income (loss) before taxes	(17,178)	1,115
Income taxes	(28)	(4)

Net income (loss)	$(17,206)	$1,111

LEGAL PROCEEDINGS

        On February 23, 2005, we were served with notice that a suit has been filed against us in the United States District Court for the Western District of New York by Global Crossing Bandwidth, Inc., alleging that we breached a carrier services agreement with Global Crossing, seeking $8.4 million plus related charges allegedly owing under the agreement and seeking a declaration that it is entitled to terminate the carrier services agreement. It is possible that the plaintiff may add additional claims. We dispute the allegations made by Global Crossing and intends to defend the litigation vigorously.

Eschelon Operating Company

OFFER TO EXCHANGE

$65,000,000 Principal Amount At Maturity of

8 3/8% Senior Second Secured Notes due 2010

for

a Like Principal Amount of Registered 8 3/8% Senior Second Secured Notes due 2010

        The new 8 3/8% Senior Second Secured Notes due 2010 will be free of the transfer restrictions that apply to our outstanding unregistered 8 3/8% Senior Second Secured Notes due 2010 that you currently hold, but will otherwise have substantially the same terms as the outstanding old notes. This offer will expire at 5:00 P.M., New York City time, on March 23, 2005, unless we extend it. The new notes will not trade on any established exchange.

        Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the expiration of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Please see "Risk Factors" beginning on page 19 for a discussion of certain factors your should consider in connection with the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 18, 2005

FORWARD-LOOKING STATEMENTS	3
PROSPECTUS SUMMARY	4
RISK FACTORS	19
USE OF PROCEEDS	32
CAPITALIZATION	33
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	41
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION	44
BUSINESS	57
REGULATION	68
MANAGEMENT	79
RELATED PARTY TRANSACTIONS	87
PRINCIPAL STOCKHOLDERS	89
THE EXCHANGE OFFER	92
DESCRIPTION OF THE NOTES	99
BOOK-ENTRY; DELIVERY AND FORM	141
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	143
PLAN OF DISTRIBUTION	144
LEGAL MATTERS	146
EXPERTS	146
WHERE YOU CAN FIND MORE INFORMATION	146

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "may," "will" or "plan to" perform in a certain manner or that we "intend," "believe," "expect," "anticipate," "estimate" or "project" that an event will occur, or the negative thereof, and other similar statements), you should understand that our expectations may not be correct, although we believe that they are reasonable. You should also understand that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in the prospectus will continue. The forward- looking information contained is generally located in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends.

        Forward-looking statements, such as those regarding management's present plans or expectations for new product offerings, capital expenditures, cost-saving strategies and growth are not guarantees of future performance. They involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties and the factors discussed in the section entitled "Risk Factors" and elsewhere herein, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors, such as the ability to increase revenues and/or to achieve cost reductions and other factors discussed in the section entitled "Risk Factors" or elsewhere herein, which also would cause actual results to differ from present plans. Such differences could be material. All forward-looking statements attributable to us or by any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

        As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements which speak only as of the date these statements were made. Except as required by law, we will not update these forward-looking statements, even if our situation changes in the future.

PROSPECTUS SUMMARY

        This summary highlights selected information about Eschelon and the notes offered by this prospectus. This summary is not complete and does not contain all of the information that may be important to you. To understand the offer of notes fully and for a more complete description of the legal terms of the notes, you should carefully read this entire prospectus, including the section entitled "Risk Factors." Pursuant to the terms of the Advanced TelCom, Inc. (ATI) stock purchase and the GE Business Productivity Solutions, Inc. (GE BPS) asset purchase described elsewhere in this prospectus, Eschelon acquired 100% of the outstanding common stock of ATI and will acquire the operating assets of GE BPS (collectively referred to as the Acquisitions). In this prospectus, unless the context otherwise requires and except in the section entitled "Description of the Notes," references to Eschelon refer to the Company prior to the consummation of the Acquisitions, and except in the section entitled "Description of the Notes," references to "Eschelon," "we," "us," or "our" are to Eschelon Telecom, Inc. and its subsidiaries, including Eschelon Operating Company.

The Company

        We are a leading facilities-based provider of integrated voice and data communications services to small and medium-sized businesses, which we define as those with less than 100 employees, in 12 markets in the western United States. Our voice and data services, which we refer to as network services, include local dial tone, long distance, enhanced voice features and dedicated Internet access services. We also sell, install and maintain business telephone and data systems and equipment, which we call BTS. We provide these products and services individually or in customized packages to address our customers' need for a fully-outsourced voice and data network solution. Our high quality, personalized service and customized packages are responsible for our low monthly access line attrition, or monthly churn, which for 2003 and for the nine months ended September 30, 2004 averaged 1.60% and 1.54%, respectively. As of September 30, 2004, we provided service through 237,428 total access lines.

        For the nine months ended September 30, 2004, we generated consolidated revenue of $117.9 million and EBITDA of $19.1 million. We define EBITDA as net income or loss excluding net interest, taxes and depreciation and amortization, including amortization of deferred compensation. On a pro forma basis after giving effect to the ATI Acquisition, we would have had consolidated annualized revenue and EBITDA of $217.2 million and $33.4 million, respectively, for the nine months ended September 30, 2004. See the sections entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Summary Consolidated Historical and Unaudited Pro Forma Financial and Other Data."

        Our markets are Minneapolis/St. Paul, Denver/Boulder, Phoenix, Seattle, Portland, Salt Lake City, Reno, Tacoma, Salem and Eugene and are primarily in Qwest operating territory. We believe that we are either the leading or second ranked competitive service provider for small and medium-sized businesses in each of our markets. According to the U.S. Census Bureau, population growth from 1990 to 2000 across our markets averaged 27.6%, which is more than double the national average of 13.2%, and annual small and medium-sized business growth from 1997 to 2001 across our markets was more than triple the national average. In addition, according to Kagan World Media, our markets are expected to remain among the fastest growing markets in the United States with an average annual population growth rate of 1.9% through 2006, compared to the national average of 1.1%.

        Our network is designed to meet the current and future needs of our customers. Our voice and data traffic is switched through six Nortel DMS 500 voice switches and seven Nortel Passport Asynchronous Transfer Mode, or ATM, switches. We have physical colocations in 101 incumbent local exchange carrier, or ILEC, central offices through which we provide voice services over unbundled network elements or integrated voice and data services over T1 lines. As of September 30, 2004, approximately 79% of our total access lines in service were served through our network facilities, or on-net. In addition, for 2003 and for the nine months ended September 30, 2004, new access lines installed on-net represented 87% and 91%, respectively, of our total new access lines installed.

The Transactions

        We recently entered into an agreement with Advanced TelCom Group, Inc. (ATG), a Delaware corporation and a subsidiary of General Electric Capital Corporation (GECC), pursuant to which we agreed to purchase 100% of the outstanding stock of Advanced TelCom, Inc. (ATI), a Delaware corporation and a wholly owned subsidiary of ATG (the ATI Acquisition) for a purchase price of approximately $45.5 million. We also entered into an agreement with GE Business Productivity Solutions, Inc. (GE BPS), a Georgia corporation and another wholly owned subsidiary of GECC, pursuant to which we agreed to purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) for a purchase price of $100,000. The ATI Acquisition and the GE BPS Acquisition are collectively referred to as the Acquisitions. In connection with the Acquisitions, we entered into an agreement with NTFC Capital Corporation, a Delaware corporation and a subsidiary of GECC. Pursuant to the agreement, we agreed to redeem the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million (the Redemption). In addition, our equity sponsors agreed to purchase 20.0 million shares of new convertible preferred stock for net cash proceeds of $15.0 million (the Equity Investment). The Equity Investment closed on December 30, 2004, and the ATI Acquisition and the Redemption closed on December 31, 2004. The Acquisitions, the Redemption, the offering of our outstanding old notes and the Equity Investment are collectively referred to as the Transactions. See the section entitled "The Transactions."

        ATI is a facilities-based competitive local exchange carrier, or CLEC, primarily operating in four western states and serving 116,310 access lines. Founded in 1998, ATI currently provides advanced voice and data communications solutions to small and medium-sized enterprises in Tier III and IV cities including: Tacoma, Everett, Bellingham, Olympia and Yakima, WA; Portland, Eugene, Salem, Bend and Medford, OR; Santa Rosa, CA; and Reno, NV. ATI has deployed seven voice and eight data switches and has 35 active colocations from which it offers its services. Of ATI's 12 markets, we currently operate in five of the same markets, and six of ATI's markets are adjacent to our current markets. We expect to benefit from operating synergies from consolidating ATI's operations into our existing business.

        GE BPS is a reseller of local, long distance and data products serving both business and residential customers. Founded in 1992, GE BPS provides service in almost all 50 states. We plan on accounting for GE BPS as a discontinued operation.

Business Strategy

        Our objectives are to be the leading communications services provider for small and medium-sized businesses in our markets and to increase profitability and cash flow by leveraging our existing infrastructure. The principal elements of our strategy include:

  Deliver Highly Personalized and Proactive Customer Service

        We believe that our highly personalized approach to customer service and retention is one of the primary contributors to our low monthly churn, which we believe is among the lowest in the industry. For the years ended 2001, 2002 and 2003, our monthly churn averaged 2.01%, 1.87% and 1.60%, respectively. For the nine months ended September 30, 2004, our monthly churn averaged 1.54%. On a pro forma basis after giving effect to the ATI Acquisition, our monthly churn would have been 1.57% for the nine months ended September 30, 2004. We deliver a superior customer experience by stressing personal contact and accountability from our sales force, customer call center associates and field service technicians. We monitor key operating and customer service performance metrics on a monthly basis and regularly conduct detailed customer surveys. Capturing and analyzing this information allows us to improve our internal operating functions, drive increased profitability and quickly respond to changes in demographics, customer behavior and industry trends. We also have a customer retention team that focuses on analyzing customer service trends, identifying at-risk customers, developing retention strategies and implementing company-wide programs to heighten our sensitivity and responsiveness.

  Focus on Profitable, Higher Margin Customers

        We focus our sales efforts on customers who purchase multiple services and can be serviced on-net. These customers generally purchase higher margin services, have higher retention rates and are more profitable for us. We focus on these customers by incentivizing our sales force and maintaining stringent requirements for credit quality, payment timeliness and profitability. As a result, our percentage of access lines on-net increased from 50% at December 31, 2001 to 79% at September 30, 2004 and our gross margin for network services increased from 44.6% for 2001 to 64.3% for the nine months ended September 30, 2004. In addition, for the nine months ended September 30, 2004, 91% of our new access lines installed were on-net and 58% of our new access lines installed were on T1 platforms, which typically deliver multiple services over a single facility.

  Offer a Broad Set of Products and Services

        Our broad set of products and services allows us to deliver a complete communication solution to our customers. We will continue to add additional service offerings to meet our customers' evolving needs and develop solutions for customers who request additional service outside of our current footprint, if economically feasible. We also provide a fully-outsourced network solution through our BTS group which installs and maintains enterprise-wide voice and data networks. Our monthly churn rate for customers who purchase both network services and business telephone systems is substantially lower than the monthly churn rate for our network services-only customers. For the nine months ended September 30, 2004, we believe 65% of new BTS customers also subscribed to our network service product line.

  Leverage Our Existing Network and Operational Infrastructure

        We leverage our network and operational infrastructure by increasing market share within our markets and selling customized packages on-net. This allows us to create efficiencies of scale and maximize our network utilization, which drives profitability and cash flow growth. We have also invested substantial capital in our network and operational infrastructure and have significant network capacity. We believe we can increase the total number of access lines we serve with minimal incremental investments in our network and operational infrastructure. Our sales, general and administrative expenses decreased from 56.8% of revenue in 2001 to 44.1% of revenue for the nine months ended September 30, 2004 and our capital expenditures decreased from 39.2% of revenue to 17.3% of revenue during the same period. We also continually evaluate our network and monitor technological developments that may increase network efficiency and performance.

  Capitalize on Experienced Senior Management

        Our team of senior executives and operating associates have substantial experience in communications and extensive knowledge of our markets. Our executive management team has an average of 17 years experience in managing communications companies and has been with us for an average of six years. Our founder and chairman, Cliff Williams, has 33 years of industry experience, including acting as president and chief executive officer of Enhanced Telemanagement, Inc., an integrated communications provider to small and medium-sized businesses that was acquired by Frontier Corporation, or Frontier, in 1995. Our president and chief executive officer, Richard Smith, has 33 years of experience managing communications businesses, including overseeing the local telephone service operations of Frontier. Our executive management team includes 12 additional key personnel who have held positions at major communications companies, including Frontier, Ameritech and Citizens Communications, and is supported by a group of approximately 30 director-level managers, many of whom have previously worked with members of senior management.

  Pursue Strategic Acquisitions

        We continue to evaluate possible strategic acquisitions, primarily in our existing markets. Due to the scalability of our high capacity network and operating infrastructure, we believe we can add a significant number of access lines to our platform with minimal investment in capital and personnel.

Principal Executive Offices

        Our principal executive offices are located at 730 Second Avenue, Suite 900, Minneapolis, MN 55402 and our telephone number at that address is (612) 376-4400. Our World Wide Web site address is http://www.eschelon.com. The information on our web site is not part of this prospectus.

The Offering

Summary of the Terms of the Exchange Offer

Background	On November 29, 2004, we completed a private placement of the old notes. In connection with that private placement, we entered into a registration rights agreement in which we agreed, among other things, to complete an exchange offer. The old notes were sold to investors at a purchase price of 79.000% of their principal amount at maturity plus accrued interest from and including September 15, 2004 to but excluding their issue date.
The Exchange Offer
We are offering to exchange our new notes which have been registered under the Securities Act of 1933 for a like principal amount of our outstanding, unregistered old notes. Old notes may only be tendered in integral multiples of $1,000 principal amount.
As of the date of this prospectus, $65,000,000 in aggregate principal amount at maturity of our old notes is outstanding.
Resale of New Notes
We believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that:
• you are acquiring the new notes in the ordinary course of your business;
• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the new notes; and
• you are not our affiliate as defined under Rule 405 of the Securities Act of 1933.

Each participating broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of new notes. See "Plan of Distribution."
Consequences If You Do Not Exchange Your Old Notes
Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:
• the sale is exempt from the registration requirements of the Securities Act of 1933; or
• the old notes are registered under the Securities Act of 1933.

After the exchange offer is closed, we will no longer have an obligation to register the old notes, except for some limited exceptions. See "Risk Factors—If you fail to exchange your old notes, they will continue to be restricted and may become less liquid."
Expiration Date	5:00 P.M., New York City time, on March 23, 2005, unless we extend the exchange offer.
Certain Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive.
Special Procedures For Beneficial Holders
If you beneficially own old notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact such registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable time.
Withdrawal Rights	You may withdraw your tender of old notes at any time before the offer expires.
Accounting Treatment
We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See "The Exchange Offer—Accounting Treatment."
Certain Tax Consequences	The exchange pursuant to the exchange offer generally should not be a taxable event for U.S. federal income tax purposes.
Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of new notes in connection with the exchange offer.
Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Summary Description of the Securities to be Registered

        The summary below describes the principal terms of the notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section entitled "Description of the Notes" contains a more detailed description of the terms and conditions of the notes.

Issuer	Eschelon Operating Company.
Securities Offered
$65,000,000 principal amount at maturity of 8 3/8% Senior Second Secured Notes due 2010. The old notes were issued under the indenture dated as of March 17, 2004, as amended and supplemented, under which we previously issued $100 million aggregate principal amount at maturity of 8 3/8% Senior Second Secured Notes due 2010. In July 2004, we exchanged substantially all of the $100 million aggregate principal amount at maturity of initial notes for a like amount of notes that had been registered under the Securities Act, which we refer to as the Outstanding Notes. The notes offered hereby are part of the same class of debt securities under the indenture governing the Outstanding Notes and have substantially the same terms as the Outstanding Notes.

Upon consummation of the exchange offer, a portion of the debt securities issued in the exchange offer will be automatically exchanged for an identical principal amount of our Outstanding Notes. Consequently, immediately following such automatic exchange, each holder of the notes will own an inseparable unit composed of notes of each separate issuance in the same proportion as each other holder.

The automatic exchange of notes described above is intended to ensure that each holder of notes, whenever issued, is required to report the same amount of original issue discount for each $1,000 of principal amount at maturity of such notes held, and therefore that all notes subject to the automatic exchange are effectively fungible.
Maturity Date	The notes will mature on March 15, 2010.
Interest Rate	We will pay interest on the principal amount at maturity of the notes at an annual rate of 8 3/8%.
Interest Payment Dates
We will make interest payments on the notes semiannually, on each March 15 and September 15, beginning on March 15, 2005. The notes accrue interest from September 15, 2004, the last interest payment date for the Outstanding Notes.
Guarantees
The notes will be fully, unconditionally and irrevocably guaranteed on a senior second secured basis by Eschelon Telecom, Inc. and each of its existing and future domestic restricted subsidiaries other than the issuer, jointly and severally, subject to insolvency and fraudulent conveyance limitations. See the section entitled "Description of the Notes—Guarantees."

Ranking
The notes and the guarantees will rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness and equal in right of payment with all of our and the guarantors' existing and future senior indebtedness.
Security	The notes and the guarantees will be secured by a second priority lien on substantially all existing and future property and assets owned by the guarantors and us, except as described below.
The collateral does not include:
(i) the capital stock or other securities issued by any existing or future subsidiary owned by us or any guarantor;
(ii) real property leasehold interests;
(iii) any property or assets owned by any foreign subsidiaries; and
(iv) any property in which a lien may not be granted, whether because we are unable to obtain necessary third party consents, governmental approvals, or otherwise.
We will use reasonable best efforts to obtain necessary consents and government approvals, other than with respect to certain equipment securing capitalized leases.

The obligations under any future senior credit facility and certain other indebtedness permitted under the indenture may be secured by a first priority lien on our assets. In addition, the indenture permits us to grant liens on a first priority basis to secure indebtedness, the proceeds of which are used by us to acquire assets if, immediately thereafter, the ratio of first priority claims to pro forma consolidated cash flow for the preceding two full fiscal quarters multiplied by two would be greater than zero and less than 2.75 to 1.00. As a result, the notes would become effectively subordinated to these obligations to the extent the value of such pledged assets is less than or equal to the amount of such obligations. No appraisals of any collateral have been prepared in connection with the offering of the notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay any of our obligations under the notes or any of the guarantees thereof, in full or at all, after first satisfying our obligations in full under our senior credit facility and any other obligations secured by a first priority lien on the collateral.

Any proceeds received by the trustee on behalf of the holders of the notes from the sale of the collateral securing the notes and the guarantees prior to the payment in full of our obligations secured by the first priority liens must be delivered to the holders of those obligations.

By their acceptance of the notes, holders authorize the collateral agent and trustee to enter into an intercreditor agreement with the first lien agent and the holders of first priority claims. The intercreditor agreement will provide that the first lien agent and the holders of first priority claims will control, at all times prior to the payment in full in cash of the first priority claims (and, if applicable, the termination of all commitments thereunder and the cash collateralization of any outstanding and undrawn letters of credit), all remedies and other actions related to the collateral. The second priority liens will not entitle the trustee, collateral agent or the holders of any notes, or any of the guarantees thereof, to take any action whatsoever with respect to the collateral prior to such time or contesting priority, validity, perfection or enforceability of the first priority claims (and all such action shall be taken exclusively by the holders of first priority claims or their applicable designees). In addition, (i) the holders of first priority claims or their applicable designees will have exclusive rights regarding the exercise or the forbearance from the exercise of rights and remedies with respect to the collateral and the release of collateral; (ii) proceeds of collateral will be applied first, to first priority claims, and second, to the obligations under the notes and guarantees; and (iii) in bankruptcy, the trustee may not challenge priming liens to secure a debtor-in-possession financing as long as priming liens are senior to or pari passu with liens securing the first priority claims. As a result, neither the trustee nor the holders of the notes will be able to force a sale of the collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of first priority claims. The intercreditor agreement will also provide that the trustee, the collateral agent and the holders shall not contest (or support any other person contesting) (a) any request by the first lien agent or the holders of first priority claims for adequate protection or (b) any objection by the first lien agent or the holders of first priority claims to any motion, relief, action or proceeding based on their claiming a lack of adequate protection. The documents governing the noteholders' rights in the collateral generally provide that, if the holders of first priority claims waive, amend, modify or vary the documents governing the first priority claims, the comparable second priority lien documents will also automatically be so waived, amended, modified or varied without the consent of the trustee or the holders of the notes, unless such change, waiver or modification materially adversely affects the rights of the holders of the notes and not the holders of first priority claims in a like or similar manner.

The assignment of or grant of a security interest in our regulatory authorizations may be subject to restrictions imposed by the FCC or any PUC on our ability to assign its interest in or transfer control of any regulatory authorizations. The assignment of or grant of a security interest in any state or local franchises or licenses may be subject to similar government restrictions.
The exercise of any rights or remedies under any collateral document by the collateral agent or any holder of a note that may require FCC or PUC approval shall be subject to obtaining such approval.
Optional Redemption
On or after March 15, 2007, we may redeem some or all of the notes at the following redemption prices, expressed as percentages of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption:
For the period below	Percentage
On or after March 15, 2007	106.000%
On or after March 15, 2008	103.000%
On or after March 15, 2009	100.000%

Prior to March 15, 2007, up to 35% of the aggregate principal amount at maturity of the notes may be redeemed at our option with the net proceeds of certain equity offerings at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that, following such redemption, at least 65% of the aggregate principal amount at maturity of the notes originally issued remains outstanding.

In addition, we may, at our option upon a change of control, redeem all, but not less than all, of the notes at any time prior to March 15, 2007 at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the redemption date.
Change of Control Offer
If we experience a change of control, the holders of the notes will have the right to require us to purchase their notes at 101% of the accreted value thereof, plus accrued and unpaid interest, if any.
Asset Sale Offer
If we sell assets and do not use the proceeds for specified purposes, we may be required to offer to use the proceeds to repurchase the notes at 100% of their accreted value, plus accrued and unpaid interest, if any.
Mandatory Redemption
On September 15, 2009, if any notes are outstanding, we will be required to redeem 3.5% of each then outstanding note's aggregate accreted value, or the Mandatory Principal Redemption Amount, at a redemption price of 100% of the accreted value of the portion of notes so redeemed; provided, that we shall simultaneously be required to redeem an additional portion of each note to the extent required to prevent such note from being treated as an Applicable High Yield Discount Obligation within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents, with respect to each note, an amount approximately equal to (i) the excess of the accreted value of the Outstanding Notes over the original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest on the aggregate original issue price of such Outstanding Notes at a rate per annum equal to the yield to maturity on the Outstanding Notes.

Certain Indenture Covenants	We will issue the notes under an indenture. The indenture contains covenants limiting our ability to, among other things:
• incur additional indebtedness;
• pay dividends or make other distributions;
• redeem or purchase our equity interests;
• redeem or purchase subordinated debt;
• make certain acquisitions or investments;
• use assets as security in other transactions or otherwise create liens;
• enter into transactions with affiliates;
• merge or consolidate;
• allow dividend or other payment restrictions with regard to our existing and future restricted subsidiaries; and
• transfer or sell assets, including the equity interests of our existing and future restricted subsidiaries, or use asset sale proceeds.
These covenants are subject to a number of important exceptions and qualifications and are described in more detail in the section entitled "Description of the Notes—Certain Covenants."
Automatic Exchange; Procedures Relating to Subsequent Issuances
Immediately following the Exchange Offer (discussed below), a portion of each holder's notes will be automatically exchanged, without any action by such holder, for a portion of the Outstanding Notes, and the records of any record holders of the notes will be revised to reflect each such exchange. In the event additional notes that are restricted securities are issued under the indenture, the automatic exchange among holders of Outstanding Notes will not occur unless and until such notes are exchanged pursuant to a registered exchange offer, and then only with respect to notes issued in such exchange offer.

Consequently, following such automatic exchange, without any action by such holder, each holder of the notes will own an inseparable unit composed of the notes and the Oustanding Notes, in the same proportion as each other holder. However, the aggregate stated principal amount of notes owned by each holder will not change as a result of such subsequent issuance and exchange.

In addition, subject to certain conditions, including satisfaction of the debt incurrence test, the indenture governing the notes permits the issuance of additional notes with terms identical to the notes, except for the issuance date and issue price. If such an additional issuance occurs, an automatic exchange (similar to that discussed above) may occur. An automatic exchange whether occurring upon consummation of the exchange offer or as a result of the issuance of additional notes, may affect the tax treatment of the holders of the notes. See the section entitled "Material United States Federal Income and Estate Tax Consequences—U.S. Holders—Automatic Exchange of Notes for Outstanding Notes."

Risk Factors

        Before making an investment in the notes, you should carefully consider the information included in the section entitled "Risk Factors," beginning on page 19, as well as all other information set forth in this prospectus.

Summary Consolidated Historical and Unaudited Pro Forma Financial and Other Data

        The following tables set forth our summary consolidated historical and unaudited pro forma financial and other data for the periods indicated. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 have been derived from the audited Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. The data as of and for the nine months ended September 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments (consisting of normal and recurring adjustments and accruals) which we consider necessary for a fair presentation of the financial information included therein. The summary pro forma financial data for the year ended December 31, 2003 and for the nine months ended September 30, 2004 presented below has been derived from the unaudited pro forma financial information and the related notes thereto, included elsewhere in this prospectus, and gives effect to the Transactions (excluding the GE BPS Acquisition) and the application of the proceeds therefrom. The pro forma balance sheet data does not include approximately $1.1 million of accrued interest on the notes for the period from September 15, 2004 through November 29, 2004 that investors paid to us (and that we will use to pay, on March 15, 2005, accrued interest on the notes from September 15, 2004). Such pro forma data does not purport to represent our results as they would have been had the offering occurred as of the dates indicated, nor does it purport to represent results for any future period. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. All dollar amounts are in thousands of dollars.

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003	2003 Pro Forma	2003	2004	2004 Pro Forma
				(unaudited)	(unaudited)
Statements of operations data:
Revenue:
Network services	$72,773	$96,209	$115,482	$154,928	$84,474	$98,333	$143,315
BTS	25,837	25,659	25,614	25,614	19,418	19,575	19,575

Total revenue	98,610	121,868	141,096	180,542	103,892	117,908	162,890
Cost of revenue	56,510	55,546	60,821	79,981	45,411	46,878	69,556

Total gross profit	42,100	66,322	80,275	100,561	58,481	71,030	93,334
Operating expenses:
Sales, general and administrative	55,960	68,920	66,252	78,649	48,959	51,949	68,308
Depreciation and amortization	28,307	25,261	30,099	31,088	22,762	22,705	24,846

Total operating expenses	84,267	94,181	96,351	109,737	71,721	74,654	93,154

Operating income (loss)	$(42,167)	$(27,859)	$(16,076)	$(9,176)	$(13,240)	$(3,624)	$180

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30,
	2001	2002	2003	2003	2004	2004 Pro Forma
Operating data:
Voice access lines in service(1)	98,922	133,908	156,165	150,193	167,263	248,173
Data access lines in service(1)	12,217	24,657	50,256	43,191	70,165	105,565

Total access lines in service(1)	111,139	158,565	206,421	193,384	237,428	353,738
Markets in operation	12	12	12	12	12	19
Percent new access lines installed on-net	61%	77%	87%	86%	91%	82%
Percent of total access lines on-net	50%	63%	74%	72%	79%	79%
Average monthly churn(2)	2.01%	1.87%	1.60%	1.67%	1.54%	1.57%

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Other financial data:
Capital expenditures(3)	$38,684	$23,175	$26,466	$20,870	$20,445
Cash flows provided by (used in) operating activities	(37,116)	(2,888)	16,688	10,206	15,120
Cash flows provided by (used in) investing activities	(36,468)	(23,020)	(25,008)	(19,763)	(22,904)
Cash flows provided by (used in) financing activities	30,471	31,593	(2,807)	(2,197)	13,586
EBITDA(4)	(13,874)	(2,596)	14,093	9,592	19,102
	As of September 30, 2004
	Actual	Pro Forma
	(unaudited)
Balance sheet data:
Cash, cash equivalents, restricted cash and marketable securities	$19,421	$31,466
Property and equipment, net	85,137	92,731
Total assets	162,838	233,995
Total debt, including current portion	88,079	139,775
Net debt(5)	68,658	108,309
Convertible preferred stock	51,520	62,361
Total stockholders' deficit	(1,021)	(1,947)
For the Nine Months Ended September 30, 2004
(unaudited)
Other selected data:
Annualized pro forma EBITDA(6)	$33,396

(1)
Each access line and access line equivalent is equal to one 64 kilobit customer line that is active and being billed. Unused capacity on T1 circuits is not included in our line count.

(2)
Average monthly churn is the total access lines disconnected for the month as a percentage of total access lines in service at the end of the month.

(3)
Capital expenditures are the sum total of purchases of property and equipment, including equipment purchased under a capital lease and cash paid for customer installation costs.

(4)
EBITDA consists of net income (loss) excluding net interest, taxes and depreciation and amortization, including amortization of deferred compensation. EBITDA is provided because it is a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income, as an indicator of operating performance nor as an alternative to cash flows provided by operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate EBITDA differently than other companies. For further information, see our Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus.

        The following shows a reconciliation of EBITDA to net income (loss) for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003	2003 Pro Forma	2003	2004	2004 Pro Forma
	(unaudited)				(unaudited)

EBITDA	$(13,874)	$(2,596)	$14,093	$21,982	$9,592	$19,102	$25,047
Depreciation and amortization	(28,307)	(25,261)	(30,099)	(31,088)	(22,762)	(22,705)	(24,846)
Interest expense	(12,958)	(5,729)	(1,754)	(9,644)	(1,301)	(7,911)	(14,128)
Deferred compensation	—	—	(70)	(70)	(70)	(20)	(20)
Gain (loss) on disposal of assets	(239)	(148)	484	484	466	(162)	(162)
Taxes	(14)	(50)	(28)	(1,655)	(28)	(4)	(247)
Other income (expense)	30	(1)	—	150	—	—	140
Interest income	1,646	379	168	168	162	83	83
Gain on extinguishment of debt	—	53,549	—	—	—	18,195	18,195

Net income (loss)	$(53,716)	$20,143	$(17,206)	$(19,673)	$(13,941)	$6,578	$4,062

(5)
Net debt consists of total debt less cash, cash equivalents, restricted cash and marketable securities.

(6)
The calculation of annualized pro forma EBITDA is as follows:

Nine Months Ended September 30, 2004
Eschelon EBITDA	$19,102
ATI EBITDA	2,142

Combined EBITDA	21,244
Plus:
Conforming of accounting policies(a)	2,944
GE overhead(b)	859

Pro forma EBITDA	25,047

Annualized pro forma EBITDA	$33,396

  (a)
  Adjustment to reflect the application of our accounting policies upon the financials of ATI and includes the effect of capitalizing (i) $1,458 in construction of switches and back office systems labor, (ii) $1,020 of new service provisioning expenses, and (iii) $466 in installation costs.

  (b)
  Represents the elimination of GE management fees.

RISK FACTORS

        This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the Consolidated Financial Statements and Notes to Consolidated Financial Statements, before deciding to invest in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations would likely suffer. Additional risks and uncertainties not presently known to us or that are not currently believed to be important to you also may adversely affect our company.

Risks Related to the Notes

        If you fail to exchange your old notes, they will continue to be restricted and may become less liquid.    Old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities law. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in "The Exchange Offer—Procedures for Tendering." Such procedures and conditions include timely receipt by the exchange agent of such old notes and of a properly completed and duly executed letter of transmittal.

        Because we anticipate that most holders of old notes will elect to exchange such old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights, and such old notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for such old notes could be adversely affected. The old notes are currently eligible for sale pursuant to Rule 144A and Regulation S under the Securities Act of 1933 through The PORTALSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

        Our high level of debt may adversely affect our ability to satisfy our obligations under the notes.    We cannot assure you that we will be able to meet our debt service obligations. A default in our debt obligations, including a breach of any restrictive covenant imposed by the terms of our indebtedness, could result in the acceleration of the notes. In such a situation, it is unlikely that we would be able to fulfill our obligations under the notes or that we would otherwise be able to repay the accelerated indebtedness or make other required payments. Even in the absence of an acceleration of our indebtedness, a default under the terms of our indebtedness could have an adverse impact on our ability to satisfy our debt service obligations and on the trading price of the notes.

        Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.    The terms of the indenture permit us to incur additional indebtedness in the future, including secured indebtedness. If we become insolvent or are liquidated, or if payment under any such secured indebtedness is accelerated, the lenders of such secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law, in addition to any remedies that may be available under documents pertaining to the secured indebtedness.

        To service our indebtedness, including the notes, we will require a significant amount of cash. The ability to generate cash depends on many factors beyond our control.    Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the notes and any credit facility that we many enter into in the future, on commercially reasonable terms or at all.

        There may not be sufficient collateral to pay all or any portion of the notes.    Indebtedness and other obligations under senior secured indebtedness that we may incur in the future may be secured by a first priority lien on substantially all of our tangible and intangible assets. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the assets that are pledged as shared collateral securing these first priority claims and the notes must be used first to pay first priority claims in full before any payments are made on the notes.

        The indenture allows a significant amount of indebtedness and other obligations to be secured by a first priority lien on the same collateral securing the notes, provided that, in each case, such indebtedness or other obligation is otherwise permitted under the indenture. Any additional obligations, including additional notes, secured by a lien on the collateral securing the notes, whether senior to or equal with the second priority lien securing the notes, will dilute the value of the collateral securing the notes.

        Some of our assets, such as the capital stock of our subsidiaries, are not part of the collateral securing the notes, but may secure first priority claims. With respect to the assets that are not part of the collateral securing the notes, the notes will be effectively junior to these obligations to the extent of the value of such assets. There is no requirement that the holders of first priority claims first look to these excluded collateral before foreclosing, selling or otherwise acting upon the collateral shared with the notes.

        Prior to granting a lien on its assets, Eschelon Telecom of Arizona, Inc. is required to obtain approval of the applicable Arizona regulatory authorities. While we have agreed to use and are using our reasonable best efforts to obtain such approval, no assurance can be given that we will be successful in obtaining such approval. Accordingly, the holders of the notes may never receive a lien on such assets.

        No appraisals of any collateral have been prepared in connection with the offering of the notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under first priority claims. In addition, we may not have second priority liens perfected on all of the collateral securing the notes prior to the closing of the exchange offer. See the section entitled "Description of the Notes—Collateral." Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

        Holders of notes will not control decisions regarding collateral.    The holders of the first priority claims will control substantially all matters related to the collateral securing the first priority claims and the notes. The holders of first priority claims may dispose of, release, foreclose on, or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. To the extent shared collateral is released from securing first priority claims to satisfy such claims, the second priority liens securing the notes will also automatically be released without any further action by the trustee, collateral agent or the holders of the notes.

        The security documents generally provide that, so long as first priority claims are in effect, if the first priority lien holders waive, amend, modify or vary the first priority lien documents, the comparable second priority lien documents will automatically be so waived, amended, modified or varied without the consent of the trustee, collateral agent or the holders of the notes and guarantees thereof, unless such waiver, amendment, modification or variation materially adversely affects the rights of the holders of the notes and guarantees thereof and not the first priority lien holders in a like or similar manner.

        There is no requirement that the holders of first priority claims release or otherwise take any action with respect to excluded collateral before releasing or otherwise taking action with respect to the collateral shared with the notes. See the section entitled "Description of the Notes—Collateral." Furthermore, the security documents allow us and our subsidiaries to remain in possession of, to retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes.

        Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.    The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

        Rights of holders of notes in the collateral may be adversely affected by the failure to perfect liens on certain collateral acquired in the future.    The liens securing the notes covers substantially all of our assets, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the lien on such after acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the lien thereon or of the priority of the lien securing the notes.

        Our ability to repurchase notes with cash upon a change of control may be limited.    In certain circumstances constituting a Change of Control, as defined in the section entitled "Description of the Notes—Certain

Definitions," the holders of the notes may require us to repurchase some or all of the holders' notes. No assurances can be made that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes in cash. Our ability to repurchase the notes for cash in such an event may be limited by law or by the terms of other agreements. In addition, a Change of Control may trigger repayment obligations under the terms of other indebtedness. We may not have, or be able to raise, sufficient funds to satisfy our repayment or repurchase obligations.

        There may be adverse tax consequences to you as a result of an automatic exchange.    Under the terms of the indenture governing the notes and the related agreements with The Depository Trust Company, or DTC, immediately following consummation of the Exchange Offer, a portion of each holder's notes issued in such Exchange Offer will be automatically exchanged for a portion of the Outstanding Notes and the records of any record holders of the notes will be revised to reflect such exchanges. Similar rules will apply in the event that additional notes are issued subsequent to the issuance of the notes. Consequently, immediately following each such automatic exchange, without any further action by such holder, each holder of the notes and each holder of Outstanding Notes will own an inseparable unit comprised of a proportionate percentage of both the Outstanding Notes and the notes, but the aggregate stated principal amount of notes owned by each holder will not change as a result of such subsequent issuance and exchange.

        Following the automatic exchange, we and our agents will report any OID on the Outstanding Notes and the notes ratably among all holders, and each holder of the notes will, by purchasing notes, agree to report OID in a manner consistent with this approach. However, there can be no assurance that the IRS will not assert that OID attributable to the Outstanding Notes and the notes should be reported only to the persons that initially acquired such Outstanding Notes or notes and their transferees. In such case, the IRS might further assert that, unless a holder can establish that it is not such a person or transferee thereof, all of the notes held by such holder have the maximum amount of OID contained in either the Outstanding Notes or the notes. Any of these assertions by the IRS could create significant uncertainties in the pricing of the notes and could adversely affect the market for the notes.

        In addition, the IRS may assert that the automatic exchange is a taxable exchange for U.S. federal income tax purposes. If such assertion were sustained, and if the value of the notes on the date of the automatic exchange were higher than your basis in the notes, you would recognize gain on the automatic exchange (but any loss probably would not be recognized). We intend to take the position that the automatic exchange of notes, as described above, will not result in a taxable exchange of your notes for U.S. federal income tax purposes, but because of a lack of legal authority on point, our counsel is unable to opine on this matter.

        Subsequent issuances of notes may have the same consequences as described above and, in addition, may adversely affect your tax treatment by increasing the OID that you were previously accruing with respect to the notes.

        We may be subject to laws relating to fraudulent conveyance.    Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid the notes or any of the guarantees in favor of other existing or future creditors. If a court in a lawsuit on behalf of any unpaid creditors or a representative of those creditors were to find that, at the time we issued the notes we:

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  intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

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  did not receive fair consideration or reasonably equivalent value for issuing the notes; and

        we:

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  were insolvent;

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  were rendered insolvent by reason of that issuance;

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  were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured,

the court could void our obligations under the notes and the guarantees, void the grant of the liens securing the notes and the guarantees and void the transactions. Alternatively, the noteholders' claims could be subordinated to claims of the other creditors. Based upon financial and other information currently available to us, we believe:

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  the notes will be incurred for proper purposes and in good faith;

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  we are and will be solvent after issuing the notes; and

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  we are and will be able to pay our debts as they mature.

        We also believe we have sufficient capital for carrying on our business.

        There will be no public trading market for the notes, and your ability to sell the notes is limited.    The notes are new securities, and there is no existing public market for the notes. No assurances can be made that any liquid market will develop for the notes or that holders of the notes will be able to sell their notes, and no assurances can be made concerning the price at which the holders will be able to sell their notes. The issuer has applied for the notes to be approved for trading in The PORTALSM Market, but we cannot assure you as to the liquidity of any markets that may develop for the notes, the ability of holders of the notes to sell their notes or the price at which holders would be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Although the initial purchaser of the notes advised us that they intend to make a market in the notes, they are not obligated to do so and any market-making may be discontinued by them at any time without notice. In addition, market-making activity may be limited during the pendency of the exchange offer registration statement. Accordingly, no market for the notes may develop, and any market that develops may not persist. We do not intend to apply for listing of the notes on any securities exchange or other market, other than The PORTALSM Market. The liquidity of the trading market and the trading price of the notes may be adversely affected by changes in our financial performance or prospects and by changes in the financial performance of or prospects for companies in our industry generally.

Risks Related to Our Industry

        The communications industry is subject to government regulation, and changes in current or future regulations could have a material adverse effect on our business, operating results and financial condition and restrict the manner in which we operate our business.    We are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended, or the Communications Act, the FCC exercises jurisdiction over us with respect to interstate and international services. We must comply with various federal regulations, such as the duty to contribute to universal service and other subsidies. Failure to comply with federal reporting and regulatory requirements may result in fines or other penalties, including loss of authority to provide services.

        State regulatory commissions exercise jurisdiction over us to the extent we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs with regulators in most of the states in which we operate. Constructing a network and selling telephone equipment is also subject to numerous local regulations such as building codes and licensing. Such regulations may vary by city and county. In some states, we are required to obtain state contractor licenses. If we do not obtain such required licenses, we may be subject to fines and other penalties. Future regulatory provisions may be less favorable to competitive service providers and more favorable to the incumbent local exchange carriers, or ILECs.

        Both federal and state regulators require us to pay various fees and assessments, file periodic reports and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar consumer protection matters on an ongoing basis.

        We cannot assure you that the FCC or state regulators will grant us any required regulatory authorization or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon us. No assurance can be given that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative or judicial initiatives relating to the communications industry, would not have a material adverse effect on our business, operating results and financial condition.

        Deregulation of the communications industry involves uncertainties, and the resolution of these uncertainties could have a material adverse affect on our business.    The Telecommunications Act of 1996, or the Telecommunications Act, remains subject to judicial review and ongoing proceedings before the FCC and state regulators, including proceedings relating to interconnection pricing, access to and pricing for unbundled network elements, and other issues that could result in significant changes to the business conditions in the communications industry. It is difficult to predict the effects, if any, such proceedings may have on us and our operations, and we cannot assure you that any such changes will not have a material adverse effect upon us. A brief summary of current legal and regulatory developments is discussed in the section entitled "Regulation."

Risks Related to the ATI Acquisition

        We may not be able to successfully integrate ATI into our business.    There can be no assurance that we will be able to integrate and consolidate ATI into our ongoing business and operations according to management's plan. This process will require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share. It may also require regulatory approvals for some aspects which we cannot assure will be obtained. While we believe that we have sufficient financial and management resources to complete the integration of ATI, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others resulting from the integration. In addition, although we believe that the ATI Acquisition will enhance our competitive position and business prospects, there can be no assurance that such benefits will be fully realized or that the integration of ATI into our business and operations will ultimately be successful.

        As we adapt to the current telecom environment and begin to integrate ATI, we may be required to make operational changes, including consolidating certain operations, closing certain facilities, or amending or terminating existing contractual relationships, in order to improve our future profitability. However, there can be no assurance as to the cost required to effect those operational changes, their effectiveness, or the timing or amount of any cost savings that are actually realized as a result of such changes. Management is continuing to assess our overall organization and cost structures and may, as a result of this ongoing process, develop future initiatives to increase operating and administrative efficiency and enhance profitability. If we are unable to effectively and efficiently integrate ATI into our business and operations, our business, financial condition, results of operations and cash flows may suffer.

Risks Related to Our Business

        We have a history of operating losses, and we may not be profitable in the future.    We have incurred significant operating and net losses in the past and expect to continue to incur losses in the future. For the year ended December 31, 2003, we had an operating loss of $16.1 million, a net loss of $17.2 million and an accumulated deficit of $125.2 million. For the nine months ended September 30, 2004, we had an operating loss of $3.6 million, net income of $6.6 million and an accumulated deficit of $118.6 million. We expect our operating losses to continue for the foreseeable future. We cannot assure you that our revenues will grow or that we will achieve profitability in the future.

        If we do not maintain effective working relationships with the ILECs, our business will be adversely affected.     Our facilities-based strategy allows us to control much of our network, but we also depend on our ability to interconnect with ILECs and to lease from them certain essential network elements, thereby decreasing our capital and operating costs. ILECs are required by federal and state law to unbundle and make available these network elements and services at cost-based rates. We obtain access to these network elements and services under terms established in interconnection agreements that we have entered into with certain ILECs. Like many competitive carriers, we have experienced difficulties in working with the ILECs with respect to obtaining information about network facilities, ordering network elements and services, interconnecting with ILEC networks and settling financial disputes. These difficulties can impair our ability to provide local service to customers on a timely and competitive basis. Federal law required that the Regional Bell Operating Companies, or RBOCs, cooperate with competitive carriers and meet statutory requirements for opening their local markets to competition before they could receive permission to provide in-region long distance services. Now that each RBOC has met those requirements and received authorization to provide long distance services throughout its respective operating region, it may have less incentive to properly maintain the information, ordering and interconnection interfaces that we rely on and may otherwise fail to cooperate with us regarding service provisioning issues.

        The RBOCs have been fined by both federal and state authorities for their failure to comply with the laws and regulations that support local competition. We believe these fines have not substantially reduced the use of such anticompetitive practices and that illegal and anticompetitive activity will continue to occur in most of our markets. We consistently undertake legal actions to oppose these anticompetitive actions and enforce our legal right of access to ILEC facilities. Nevertheless, regulatory and judicial remedies frequently do not preclude further anticompetitive behavior and rarely compensate us for our damages and legal expenses. Moreover, if an ILEC refuses to cooperate or otherwise fails to support our business needs in retaliation for our efforts to enforce our legal rights or for any other reason, including labor shortages, work stoppages or disruption caused by mergers, other organizational changes or terrorist attacks, our ability to offer local services on a timely and cost-effective basis will be materially harmed.

        We have also experienced difficulties with receiving payments due to us for services that we provide to ILECs and long distance service providers. These balances due to us can be material. We generally have been able to reach mutually acceptable settlements to collect overdue and disputed payments, but there can be no assurance that we will be able to do so in the future. Our inability to continue to timely receive payments and to create settlement agreements with other carriers could have a material adverse effect on us. In addition, certain of our interconnection agreements allow the ILEC to increase our security deposit obligations. If an ILEC makes an enforceable demand for an increased security deposit, we could have less cash available for other expenses, which could have a material adverse effect on our business.

        Our ability to continue to obtain favorable interconnection, unbundling, service provisioning and pricing terms, and the time and expense involved in negotiating interconnection agreements and amendments, can be adversely affected by ongoing legal and regulatory activity. Many of our existing interconnection agreements provide that one or both parties may be entitled to demand renegotiation of particular provisions or of the entire agreement based on intervening changes in law resulting from ongoing legal and regulatory activity. We are in the process of renegotiating the terms of certain of our interconnection agreements. We cannot be certain that we will be able to successfully renegotiate any such agreement on terms favorable to us. Any limitation on the availability of unbundled network elements, especially unbundled local loops, network interface devices or interoffice transmission facilities resulting from federal or state regulatory activity could increase our costs and otherwise have a material adverse impact on our business. A brief summary of current legal and regulatory developments is discussed in the section entitled "Regulation."

        The communications market in which we operate is highly competitive, and we may not be able to compete effectively against companies that have significantly greater resources than we do, which could cause us to lose customers and impede our ability to attract new customers.    The communication industry is highly competitive and is affected by the introduction of new services by, and the market activities of, major industry participants.

        In each of our markets we compete principally with the ILEC serving that area. We have not achieved, and do not expect to achieve, a major share of the market for any of the communications services we offer. Current and potential large competitors in each market have the following advantages over us:

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  long-standing relationships and brand recognition with customers;

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  financial, technical, marketing, personnel and other resources substantially greater than ours;

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  more funds to deploy communications services that compete with ours;

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  larger networks; and

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  benefits from existing regulations that favor the ILECs.

        We also face, and expect to continue to face, competition in the local market from other current and potential market entrants, including other competitive local carriers, wireless carriers, resellers, competitive access providers, cable television companies, electric utility companies, microwave carriers and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors in the local market.

        In the long distance communications market we face competition from large carriers such as AT&T, MCI and Sprint, the RBOCs, wireless carriers and many smaller long distance carriers.

        We also face competition from companies offering local and long distance data and voice services over the Internet.

        In the Internet services market there are limited barriers to entry and our competitors in this market include Internet service providers, other communications companies, online service providers, cable companies and Internet software providers.

        The regulation of access charges involves uncertainties, and the resolution of these uncertainties could adversely affect our business.    As a competitive local exchange carrier, we are allowed to earn access charges by connecting our voice services customers with interexchange carriers, or IXCs, such as AT&T, MCI and Sprint. When a network service voice customer of ours originates or receives a long distance call, we are entitled to compensation from the IXC for the cost we incur in originating or terminating the long distance call. We have tariffs filed with the FCC for interstate access services and with each state where we provide intrastate access services. Our rates can be higher than those charged by some larger local exchange carriers that have many more customers and, consequently, lower per-unit costs. Future regulatory proceedings, both at the FCC and in individual states where we operate, could result in a decrease in our access charges. Such reductions could have a material adverse effect on us.

        The FCC has indicated that its current carrier compensation rules are transitional measures that should be replaced by mid-2005 by a bill-and-keep or other alternative compensation arrangement. Because we receive payments from other carriers for the exchange of long distance calls, we will be affected by any changes to the FCC's intercarrier compensation rules. We cannot predict the impact that any such changes would have on our business.

        The FCC has granted to ILECs and RBOCs, including Qwest, significant flexibility in pricing interstate special access services. This pricing flexibility may result in Qwest lowering its prices in high traffic density areas, including areas where we compete. We anticipate that the FCC will continue to grant to ILECs greater pricing flexibility for access services if the number of actual and potential competitors increases in each of these markets, potentially forcing us to reduce our prices or withdraw from certain markets. We provide a more detailed discussion of current legal and regulatory developments affecting access charges and intercarrier compensation issues in the section entitled "Regulation."

        The level of our outstanding total debt may adversely affect our financial health and prevent us from fulfilling our financial obligations.    After giving effect to the offering of the old notes, as of September 30, 2004, we would have approximately $137.1 million of total indebtedness outstanding, excluding capital lease obligations. Our indebtedness could significantly affect our business and our ability to fulfill our financial obligations. For example, a high level of indebtedness could:

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  make it more difficult for us to satisfy our current and future debt obligations;

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  limit our ability to borrow additional funds or obtain other forms of financing;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our ability to fund working capital, capital expenditures and other general corporate requirements out of future operating cash flows or with additional debt or equity financing;

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  limit our flexibility in planning for, or reacting to, changes in our business or our industry;

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  place us at a disadvantage to competitors with less debt; and

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  make us vulnerable to interest rate fluctuations, if we incur any indebtedness that bears interest at variable rates.

        The notes contain restrictive and financial covenants that limit our operating flexibility, and we may obtain a credit facility in the future that may include similar or additional restrictions.    The notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. In addition, we may obtain a credit facility in the future which may include similar or additional covenants. These covenants may include restrictions on our ability to:

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  incur additional indebtedness;

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  pay dividends or distributions on, or redeem or repurchase, capital stock;

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  create liens with respect to our assets;

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  make investments, loans or advances;

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  prepay specified indebtedness;

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  enter into transactions with affiliates;

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  merge, consolidate, reorganize or sell our assets; and

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  engage in any business other than activities related or complementary to communications.

        In addition, a future credit facility may impose financial covenants that require us to comply with specified financial ratios and tests, including minimum quarterly EBITDA, senior debt to total capitalization, maximum capital expenditures, maximum leverage ratios and minimum interest coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future. If we fail to do so, our debts could become immediately payable at a time when we are unable to pay them. This could adversely affect our ability to carry out our business plan and would have a negative effect on our financial condition.

        If we are unable to retain and attract management and key personnel, we may not be able to execute our business plan.    We believe that our success is due, in part, to our experienced management team, including Mr. Richard A. Smith, our president and chief executive officer. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts, and possibly prevent us from further improving our operational, financial and information management systems and controls. As we continue to grow, we will need to retain and hire qualified sales, marketing, administrative, operating and technical personnel, and to train and manage new personnel.

        We believe that there are a limited number of persons with experience comparable to the experience of the members of our management team. Our ability to implement our business plan is dependent on our ability to retain and hire a large number of qualified new employees each year. If we are unable to hire sufficient qualified personnel, our customers could experience inadequate customer service and delays in the installation and maintenance of access lines.

        If we choose to grow by expanding to new markets and/or by making acquisitions, we would face additional risks.    Although we believe the proceeds from the notes together with our cash resources on hand will fund our current operations, we may need additional funding if we choose to expand our geographic service area or to make acquisitions.

        The actual amount and timing of our future capital requirements may differ from our current estimates. Competitive developments, changes in technology, changes in the regulatory environment and other events may cause us to alter the currently estimated amount and timing of our expenditures.

        These and other factors may also cause our actual revenues and costs to differ from what we currently anticipate, which could affect the amount and timing of our additional financing needs.

        Sources of additional financing may include the private or public sale of equity or debt securities, commercial bank debt financing, vendor financing or lease financing. If we meet our funding needs through debt financing, our interest and debt service obligations will increase, and we may become subject to restrictive covenants that could impair our ability to implement our business plan. We cannot assure you that any additional financing we may need will be available to us on favorable terms or at all.

        Rapid growth would place a significant strain on our management, operational, financial and information management systems and controls, personnel and other resources. We cannot assure you that we will successfully implement the operational and financial information management systems and controls that we anticipate would be necessary to support rapid growth and to manage a competitive business in an evolving industry. Any failure to implement and improve these systems and controls and to maintain our other resources at a pace consistent with industry changes and the growth of our business could cause customers to switch to other competitive service providers, which would have a material adverse effect on us.

        Our failure to successfully integrate other businesses we acquire may raise our costs and reduce our revenue.     As part of our business strategy, we may seek to expand through investments in or the acquisition of other businesses that we believe are complementary to our business. Although we regularly engage in discussions relating to potential acquisitions, we are unable to predict whether any acquisitions will actually occur. If we acquire companies, networks or other complementary assets, we will be subject to the risks generally associated with acquisitions. These risks include, among others:

  •
  the acquired companies may not provide us with all the benefits that we expect;

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  the transactions with, and subsequent integration of, the acquired companies may disrupt our ongoing business operations and strain our resources and management;

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  it may be difficult to successfully integrate the acquired businesses with our operations;

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  our relationships with employees or customers may be impaired; and

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  it may not be possible to maintain uniform standards, controls, procedures and policies across the acquired companies.

        Our ability to complete acquisitions will depend, in part, on our ability to finance the acquisitions, including the costs of acquisition and integration. Our ability may be constrained by our cash flow, the level of our indebtedness at the time, restrictive covenants in the agreements governing our indebtedness, conditions in the securities markets and other factors, many of which are not within our control. If we proceed with one or more acquisitions in which the consideration consists of cash, we may use a substantial portion of our available cash to complete the acquisitions. If we finance one or more acquisitions with the proceeds of indebtedness, our interest expense and debt service requirements could increase materially. The financial impact of acquisitions could materially affect our business and could cause substantial fluctuations in our quarterly and yearly operating results.

        We are dependent on effective billing, customer service and information systems.    Sophisticated back office information and processing systems are vital to our ability to control and monitor costs, provide outstanding customer service, bill and service customers, initiate, implement and track customer orders and achieve operating efficiencies. We have purchased and implemented our essential information systems consisting of our billing system, our sales order entry system, our customer provisioning system, our electronic bonding system, our mediation system and our switch information systems. The integration of these systems is challenging because all of these systems were developed by different vendors and must be coordinated through custom software and integration processes. Our sales, line count and other core operating and financial data are generated by these systems and the accuracy of this data depends on the quality of manual entry and system integration. Although we have completed some systems integration, the upgrading of these systems and the integration of updated systems is ongoing. In addition, we may experience negative adjustments to our financial and operating data if we encounter difficulties in these projects. We cannot assure you that any such adjustments arising out of our systems integration efforts will not have a material adverse effect in the future. If we are unable to effectively upgrade and integrate our operations and financial systems, our customers could experience delays in connection of service, billing issues and/or lower levels of customer service.

        Declining prices for communications services could reduce our revenue and profitability.    Long distance prices have decreased substantially in recent years and are expected to continue to decline in the future. In addition, the long distance industry has historically experienced high customer churn, as customers frequently change their chosen long distance providers in response to lower rates or promotional incentives by competitors. Prices for network services have also been decreasing. If this trend continues, revenue from our network services and other service offerings may be subject to significant price pressure.

        The communications industry is undergoing rapid technological changes, and new technologies may be superior to the technologies we use. Our failure to anticipate and keep up with such changes could adversely affect our business.    The communications industry is subject to rapid and significant changes in technology and in customer requirements and preferences. We have developed our business based, in part, on traditional telephone technology. Subsequent technological developments may reduce the competitiveness of our network and require expensive unbudgeted upgrades or additional communications products that could be time consuming to integrate into our business and could cause us to lose customers and impede our ability to attract new customers. We may be required to select one technology over another at a time when it might be impossible to predict with any certainty which technology will prove to be more economic, efficient or capable of attracting customers. In addition, even if we utilize new technologies, such as voice-over-Internet protocol, or VoIP, we may not be able to implement them as effectively as other companies with more experience with those new technologies.

        A network failure could cause delays or interruptions of service, which could cause us to lose customers and revenue.    Our success requires that our network provide competitive reliability, capacity and security. Some of the risks to our network and infrastructure include:

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  physical damage to access lines;

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  power surges or outages;

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  capacity limitations;

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  software defects;

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  lack of redundancy;

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  breaches of security; and

  •
  other disruptions beyond our control.

        Such disruptions may cause interruptions in service or reduced capacity for customers, any of which could cause us to lose customers.

        We continue to monitor our network from a performance and cost perspective and as a result, our network optimization routines may have an adverse effect on our customers.    Our engineering and operations organizations continually monitor and analyze the utilization of our network. As a result, they may develop projects to modify or eliminate network circuits that are underutilized. This ongoing process may result in limited network outages for a subset of our customers, adversely affecting our relationship with them and may increase our customer disputes and monthly churn.

        Some of our employees are unionized, and we could face work disruptions due to strikes, slowdowns or other labor disputes.    A small percentage of our employees are members of the International Brotherhood of Electrical Workers. Although our management believes that its relationship with our union employees is good, we cannot promise that we will never experience a labor disruption. Such disruptions could occur in response to our actions but could also be due to the actions of other union employers. Significant labor disruptions could adversely affect our ability to provide acceptable levels of service to our customers, which could result in customer dissatisfaction and a loss of business.

        Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.    Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and subsequent worldwide terrorist actions may negatively affect our operations. We cannot assure you that there will not be further terrorist attacks that impact our employees, network facilities or support systems. Certain losses resulting from these types of events are uninsurable and others are not likely to be covered by our insurance.

        Terrorist attacks may directly impact our business operations through damage or harm to our employees, network facilities or support systems, increased security costs or the general curtailment of voice or data traffic. Any of these events could result in increased volatility in or damage to our business and the United States financial markets and economies.

THE TRANSACTIONS

        On October 13, 2004, we entered into a stock purchase agreement with Advanced TelCom Group, Inc. (ATG), a Delaware corporation and a subsidiary of General Electric Capital Corporation (GECC), pursuant to which we agreed to purchase 100% of the issued and outstanding shares of capital stock of Advanced TelCom, Inc. (ATI), a Delaware corporation and a wholly owned subsidiary of ATG (the ATI Acquisition), for a purchase price of approximately $45.5 million. The stock purchase agreement contains customary provisions including representations and warranties, covenants with respect to the operation of the business and various closing conditions, including the continued accuracy of representations and warranties, no material adverse effect on the business and our receipt of financing proceeds. ATG has agreed to indemnify us for certain specified matters and would be liable for damages in the event of a breach of any representation, warranty or covenant made by ATG. We have also agreed to indemnify ATG for certain specified matters and would be liable for damages in the event of a breach of any representation, warranty or covenant made by us. Generally, most claims for indemnification must be brought within eighteen (18) months following the closing of the ATI Acquisition. Neither we nor ATG will generally be liable for damages in respect of breaches of any representation, warranty or covenant unless the aggregate amount of damages in respect of such breaches exceeds $100,000. Neither we nor ATG will generally be liable for any damages in respect of breaches of any representation, warranty or covenant that exceed $6,875,000 in the aggregate. The ATI Acquisition closed on December 31, 2004.

        ATI is a facilities-based competitive local exchange carrier, or CLEC, primarily operating in four western states and serving 116,310 access lines. Founded in 1998, ATI currently provides advanced voice and data communications solutions to small and medium-sized enterprises in Tier III and IV cities including: Tacoma, Everett, Bellingham, Olympia and Yakima, WA; Portland, Eugene, Salem, Bend and Medford, OR; Santa Rosa, CA; and Reno, NV. ATI has deployed seven voice and eight data switches and has 35 active colocations from which it offers its services. Of ATI's 12 markets, we currently operate in five of the same markets, and six of ATI's markets are adjacent to our current markets. We expect to benefit from operating synergies from consolidating ATI's operations into our existing business. On a pro forma basis, after giving effect to the ATI Acquisition, we would have had consolidated annualized revenue and EBITDA of $217.2 million and $33.4 million, respectively, for the nine months ended September 30, 2004. See the sections entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Summary Consolidated Historical and Unaudited Pro Forma Financial and Other Data."

        The following table sets forth ATI's access line equivalents in each of the states in which it operates, and its percent penetration for each state.

	Addressable Lines	Total Lines	Percent Penetration
On-net voice lines
California	80,593	14,331	17.8%
Nevada	77,845	8,334	10.7
Oregon	93,408	17,004	18.2
Washington	185,958	15,036	8.1

Total on-net voice lines	437,804	54,705	12.5%
Off-net voice lines	NA	26,205	NA
Data lines	NA	35,400	NA

Total lines	NA	116,310	NA

        In addition, on October 13, 2004, we entered into an agreement with GE Business Productivity Solutions, Inc. (GE BPS), a Georgia corporation and another wholly owned subsidiary of GECC, pursuant to which we agreed to purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) and assume certain of its liabilities, for a purchase price of $100,000. The asset purchase agreement contains customary provisions including representations and warranties, covenants with respect to the operation of the business. Closing is conditioned upon the closing of the ATI Acquisition having occurred and receipt of all regulatory approvals. If the GE BPS Acquisition does not close for any reason other than the failure of the closing of the ATI Acquisition, then we will pay GE BPS liquidated damages in the amount of $1.1 million. The liquidated damages that could be payable to GE BPS if the GE BPS Acquisition does not close was calculated to compensate the seller for resources required to continue operations of GE BPS. GE BPS has agreed to indemnify us for certain specified matters and would be liable for damages in the event of a breach of any representation, warranty or covenant made by GE BPS. We have also agreed to indemnify GE BPS for certain specified matters and would be liable for damages in the event of a breach of any representation, warranty or covenant made by us. Generally, most claims for indemnification must be brought within eighteen (18) months following the closing of the GE BPS Acquisition. Neither we nor GE BPS will generally be liable for damages in respect of its breach of any representation, warranty or covenant unless the aggregate amount of damages in respect of such breaches exceeds $50,000. Due to the extensive regulatory approvals required to close the GE BPS Acquisition, we cannot currently estimate the closing date, however we expect the GE BPS Acquisition to close in early 2005. We plan on accounting for GE BPS as a discontinued operation. GE BPS is a non-facility based reseller serving primarily residential customers in almost all 50 states.

        Consummation of the GE BPS Acquisition is subject to customary conditions, including the receipt of required regulatory approvals. GECC, the parent of ATG and GE BPS, has agreed to guarantee the performance and payment of ATG's obligations under the stock purchase agreement, including ATG's indemnification obligations and GE BPS' obligations under the asset purchase agreement, including GE BPS' indemnification obligations.

        In connection with the Acquisitions, we entered into an agreement with NTFC Capital Corporation, a Delaware corporation and a subsidiary of GECC. Pursuant to the agreement, we agreed to redeem the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million (the Redemption). The Redemption closed on December 31, 2004.

        In addition, our equity sponsors purchased 20.0 million shares of new convertible preferred stock for net cash proceeds of $15.0 million on December 30, 2004 (the Equity Investment). The ATI Acquisition and the Redemption were financed with the net proceeds of the offering of the old notes and by the Equity Investment. The Acquisitions, the Redemption, the offering of the old notes and the Equity Investment are collectively referred to as the Transactions.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer.

CAPITALIZATION

        The following table sets forth, as of September 30, 2004, (i) our actual capitalization, and (ii) our pro forma capitalization which gives effect to the issuance of the old notes, the Equity Investment and the application of the proceeds therefrom. You should read this table together with "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. All dollar amounts are in thousands of dollars, except per share amounts.

	As of September 30, 2004
	Actual	Pro Forma
	(unaudited)
Cash, cash equivalents, restricted cash and marketable securities(1)	$19,421	$31,466

Capital lease obligations, including current portion	$2,290	$2,636
Outstanding senior notes	85,789	85,789
New senior notes	—	51,350

Total debt	88,079	139,775
Series A convertible preferred stock, $.01 par value; 100,000,000 shares authorized, 84,306,677 shares issued and outstanding	51,520	47,361
New convertible preferred stock	—	15,000
Stockholders' deficit:
Common stock, $.01 par value; 160,000,000 shares authorized, 4,730,919 shares issued and outstanding	47	47
Additional paid-in capital	117,550	116,624
Accumulated other comprehensive income	5	5
Accumulated deficit	(118,589)	(118,589)
Deferred compensation	(34)	(34)

Total stockholders' deficit	(1,021)	(1,947)

Total capitalization	$138,578	$200,189

(1)
Excludes approximately $1.1 million of accrued interest on the old notes for the period from September 15, 2004 through November 29, 2004 that investors paid to us (and that we will use to pay, on March 15, 2005, accrued interest on the old notes from September 15, 2004).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth unaudited pro forma condensed consolidated financial information to illustrate the estimated effects of the Transactions (except the GE BPS Acquisition) on our historical financial position and results of operations. The pro forma balance sheet data does not include approximately $1.1 million of accrued interest on the old notes for the period from September 15, 2004 through November 29, 2004 that investors paid to us (and that we will use to pay, on March 15, 2005, accrued interest on the old notes from September 15, 2004). We have derived our consolidated financial information for the year ended December 31, 2003 from the audited Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are included elsewhere in this prospectus. We have derived ATI's consolidated financial information representing the period from May 15, 2003 (the date on which ATI emerged from bankruptcy) through December 31, 2003 from ATI's audited consolidated financial statements and notes to consolidated financial statements, which are included elsewhere in this prospectus. We have derived the consolidated financial information for the nine months ended September 30, 2004 from our unaudited and ATI's audited consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

        The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2004 and the year ended December 31, 2003 assume that the Transactions (except the GE BPS Acquisition) took place as of the beginning of each period presented. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of our financial position or results of operations that would have occurred if the Transactions (including the GE BPS Acquisition) had been consummated as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the unaudited pro forma condensed consolidated financial information below. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes and assumptions, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Income
for the Nine Months Ended September 30, 2004
(in thousands)

	Eschelon	ATI	Combined	Pro Forma Adjustments		Pro Forma
Revenue:
Network services	$98,333	$44,982	$143,315	$—		$143,315
BTS	19,575	—	19,575	—		19,575

Total revenue	117,908	44,982	162,890	—		162,890
Cost of revenue:
Network services	35,093	23,144	58,237	(466	)(1)	57,771
BTS	11,785	—	11,785	—		11,785

Total cost of revenue	46,878	23,144	70,022	(466)		69,556
Gross profit:
Network services	63,240	21,838	85,078	466		85,544
BTS	7,790	—	7,790	—		7,790

Total gross profit	71,030	21,838	92,868	466		93,334
Operating expenses:
Sales, general and administrative	51,949	19,696	71,645	(1,020 (1,458 (859	)(2) )(3) )(4)	68,308
Depreciation and amortization	22,705	1,654	24,359	72 151 264	(1) (2) (3)	24,846

Total operating expenses	74,654	21,350	96,004	(2,850)		93,154

Operating income (loss)	(3,624)	488	(3,136)	3,316		180
Other income (expense)	10,206	126	10,332	(6,203	)(5)	4,129

Income (loss) before income taxes	6,582	614	7,196	(2,887)		4,309
Income taxes	(4)	(243)	(247)	—		(247)

Net income (loss)	6,578	371	6,949	(2,887)		4,062
Less preferred stock dividends	(2,572)	—	(2,572)	(901	)(6)	(3,267)
				206	(7)

Net income (loss) applicable to common stockholders	$4,006	$371	$4,377	$(3,582)		$795

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statements of Income
for the Twelve Months Ended December 31, 2003 (Eschelon) and
for the period from May 15, 2003 to December 31, 2003 (ATI)
(in thousands)

	Eschelon	ATI	Combined	Pro Forma Adjustments		Pro Forma
Revenue:
Network services	$115,482	$39,446	$154,928	$—		$154,928
BTS	25,614	—	25,614	—		25,614

Total revenue	141,096	39,446	180,542	—		180,542
Cost of revenue:
Network services	45,037	19,432	64,469	(272	)(1)	64,197
BTS	15,784	—	15,784	—		15,784

Total cost of revenue	60,821	19,432	80,253	(272)		79,981
Gross profit:
Network services	70,445	20,014	90,459	272		90,731
BTS	9,830	—	9,830	—		9,830

Total gross profit	80,275	20,014	100,289	272		100,561
Operating expenses:
Sales, general and administrative	66,252	15,165	81,417	(885 (1,432 (451	)(2) )(3) )(4)	78,649
Depreciation and amortization	30,099	866	30,965	16 40 67	(1) (2) (3)	31,088

Total operating expenses	96,351	16,031	112,382	(2,645)		109,737

Operating income (loss)	(16,076)	3,983	(12,093)	2,917		(9,176)
Other income (expense)	(1,102)	131	(971)	(7,871	)(5)	(8,842)

Income (loss) before income taxes	(17,178)	4,114	(13,064)	(4,954)		(18,018)
Income taxes	(28)	(1,627)	(1,655)	—		(1,655)

Net income (loss)	(17,206)	2,487	(14,719)	(4,954)		(19,673)
Less preferred stock dividends	(3,426)	—	(3,426)	(1,200 276	)(6) (7)	(4,350)

Net income (loss) applicable to common stockholders	$(20,632)	$2,487	$(18,145)	$(5,878)		$(24,023)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheets
As of September 30, 2004
(in thousands)

	Eschelon	ATI	Combined	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$14,408	$2,669	$17,077	$48,130 15,000 (5,085 (48,669	(5) (6) )(7) )(8)	$26,453
Restricted cash	651	—	651	—		651
Marketable securities	4,362	—	4,362	—		4,362
Accounts receivable	12,866	1,435	14,301	—		14,301
Other receivables	3,047	1,839	4,886	—		4,886
Due from affiliated companies	—	7,256	7,256	(7,256	)(8)	—
Inventories	3,154	—	3,154	—		3,154
Prepaid expenses	922	665	1,587	—		1,587

Total current assets	39,410	13,864	53,274	2,120		55,394
Property and equipment, net	85,137	7,594	92,731	—		92,731
Other assets	1,396	6	1,402	—		1,402
Goodwill	7,168	24,509	31,677	17,513	(8)	49,190
Intangible assets, net	29,727	2,331	32,058	3,220	(5)	35,278

Total assets	$162,838	$48,304	$211,142	$22,853		$233,995

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$4,869	$633	$5,502	$902	(8)	$6,404
Accrued telecommunication costs	7,521	—	7,521	—		7,521
Accrued expenses	4,796	8,342	13,138	(1,579	)(8)	11,559
Due to affiliated companies	—	4,861	4,861	(4,861	)(8)	—
Deferred revenue	3,762	—	3,762	—		3,762
Accrued compensation expenses	3,312	—	3,312	1,248	(8)	4,560
Income taxes payable	—	823	823	(823	)(8)	—
Capital lease obligations, current maturities	311	103	414	—		414

Total current liabilities	24,571	14,762	39,333	(5,113)		34,220
Long-term liabilities:
Commitments and contingencies	—	—	—	—		—
Deferred tax liability	—	875	875	(875	)(8)	—
Capital lease obligations	1,979	243	2,222	—		2,222
Notes payable	85,789	—	85,789	51,350	(5)	137,139

Total liabilities	112,339	15,880	128,219	45,362		173,581
Convertible preferred stock	51,520	—	51,520	15,000 (4,159	(6) )(7)	62,361
Stockholders' equity (deficit):
Common stock	47	—	47	—		47
Additional paid-in capital	117,550	29,566	147,116	(926) (29,566)	(7) (8)	116,624
Accumulated other comprehensive income	5	—	5	—		5
Accumulated earnings (deficit)	(118,589)	2,858	(115,731)	(2,858	)(8)	(118,589)
Deferred compensation	(34)	—	(34)	—		(34)

Total stockholders' equity (deficit)	(1,021)	32,424	31,403	(33,350)		(1,947)

Total liabilities and stockholders' equity (deficit)	$162,838	$48,304	$211,142	$22,853		$233,995

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Consolidated Operating Data
As of and for the Nine Months Ended September 30, 2004

	Eschelon	ATI	Pro Forma
Operating data:
Voice access lines in service	167,263	80,910	248,173
Data access lines in service	70,165	35,400	105,565

Total access lines in service	237,428	116,310	353,738
Markets in operation	12	12	19
Percent of new access lines installed on-net	91%	75%	82%
Percent of total access lines on-net	79%	77%	79%
Average monthly churn	1.54%	1.70%	1.57%

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

(1)
Represents the capitalization of certain ILEC installation costs and removal from cost of revenue to conform ATI's accounting policy for such costs with our accounting policy.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
ILEC installation costs	$272	$466
Depreciation expense	16	72
(2)
Represents the capitalization of certain internal costs associated with customer installation costs and removal from sales, general and administrative expenses to conform ATI's accounting policy for such costs with our accounting policy.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Customer installation costs	$885	$1,020
Depreciation expense	40	151
(3)
Represents the capitalization of certain internal costs associated with the construction of switches and OSS systems and removal from sales, general and administrative expenses to conform ATI's accounting policy for such costs with our accounting policy.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Internal construction costs	$1,432	$1,458
Depreciation expense	67	264
(4)
Represents the elimination of GE management fees.

(5)
Represents the issuance of $65,000 principal amount of senior notes, as a tack-on to our existing $100,000 principal amount of notes issued on March 17, 2004.

Balance Sheet as of September 30, 2004
Principal amount of notes	$65,000
Discount	(13,650)
Debt issuance costs	(3,220)

Cash	$48,130

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Interest expense on the notes	$7,365	$5,830
Amortization expense on the $3,220 of debt issuance costs	506	373

Total interest and amortization expense	$7,871	$6,203

(6)
Represents the issuance of approximately 20.0 million shares of new convertible preferred stock at an estimated price of $0.75 per share and the pro forma effect of the accumulated dividend.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Include accumulated dividend in pro forma statement of operations	$1,200	$901
(7)
Represents the redemption of 6,780,541 shares of Series A Convertible Preferred Stock at $0.7500 per share with an original issuance value of $0.5079 per share and the pro forma effect of the accumulated dividend.

Cash paid for the redemption of Series A Convertible Preferred Stock at $0.7500 per share	$5,085
Redemption of convertible preferred stock with an original value of $0.5079 per share	(3,444)
Reduction to additional paid-in capital for stock redemption	(1,641)
Increase to additional paid-in capital for eliminating accumulated dividends	715

Total reduction to additional paid-in capital	$(926)

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Eliminate accumulated dividend from pro forma statement of operations	$276	$206
(8)
The estimated purchase price for the acquisition of ATI is as follows:

Cash paid for all of the outstanding common stock of ATI	$45,481
Acquisition related fees	519

Total purchase price	$46,000

The estimated purchase price allocation for the ATI acquisition is as follows:

	Historical Net Book Value	Adjustment	Fair Value
Cash	$2,669	$(2,669)	$—	(a)
Other current assets	11,195	(7,256)	3,939	(b)
Property and equipment, net	7,594	—	7,594
Other assets	26,846	17,513	44,359	(c)
Current liabilities	(14,762)	5,113	(9,649	)(d)
Other liabilities	(1,118)	875	(243	)(e)
Additional paid-in capital	(29,566)	29,566	—	(f)
Stockholder's equity	(2,858)	2,858	—	(f)

Total purchase price			$46,000

  (a)
  Represents a cash adjustment negotiated in the purchase agreement.
  (b)
  Represents the elimination of intercompany balances.
  (c)
  Represents additional goodwill associated with the ATI acquisition.
  (d)
  Represents $(2,150) of certain severance, relocation and contract termination costs that we will assume in connection with the ATI acquisition, and includes the elimination of an income tax liability of $823, cost of access dispute accrual of $1,579 and intercompany balances of $4,861.
  (e)
  Represents the elimination of ATI's deferred tax liability.
  (f)
  Represents the elimination of ATI's additional paid-in capital and retained earnings.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our selected consolidated financial and other data for the periods indicated. The selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from the audited Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 were derived from the audited Consolidated Financial Statements and Notes to Consolidated Financial Statements not included herein. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. All dollar amounts are in thousands of dollars.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
Statements of operations data:
Revenue:
Network services	$18,725	$36,111	$72,773	$96,209	$115,482	$84,474	$98,333
BTS	22,991	24,330	25,837	25,659	25,614	19,418	19,575

Total revenue	41,716	60,441	98,610	121,868	141,096	103,892	117,908
Cost of revenue:
Network services	13,564	25,769	40,320	39,493	45,037	33,640	35,093
BTS	13,402	15,048	16,190	16,053	15,784	11,771	11,785

Total cost of revenue	26,966	40,817	56,510	55,546	60,821	45,411	46,878
Gross profit:
Network services	5,161	10,342	32,453	56,716	70,445	50,834	63,240
BTS	9,589	9,282	9,647	9,606	9,830	7,647	7,790

Total gross profit	14,750	19,624	42,100	66,322	80,275	58,481	71,030
Operating expenses:
Sales, general and administrative	22,322	54,660	55,960	68,920	66,252	48,959	51,949
Depreciation and amortization	1,800	9,061	28,307	25,261	30,099	22,762	22,705

Total operating expenses	24,122	63,721	84,267	94,181	96,351	71,721	74,654

Operating loss	(9,372)	(44,097)	(42,167)	(27,859)	(16,076)	(13,240)	(3,624)
Other income (expense)(1)	(1,610)	(8,547)	(11,535)	48,052	(1,102)	(673)	10,206

Income (loss) before income taxes(1)	(10,982)	(52,644)	(53,702)	20,193	(17,178)	(13,913)	6,582
Income taxes	—	—	(14)	(50)	(28)	(28)	(4)

Net income (loss)(1)	(10,982)	(52,644)	(53,716)	20,143	(17,206)	(13,941)	6,578
Less preferred stock dividends	(1,274)	(7,741)	(9,890)	(2,701)	(3,426)	(2,562)	(2,572)

Net income (loss) applicable to common stockholders	$(12,256)	$(60,385)	$(63,606)	$17,442	$(20,632)	$(16,503)	$4,006

Other financial data:
Capital expenditures(2)	$19,150	$87,463	$38,684	$23,175		$26,466	$20,870	$20,445
Cash flows provided by (used in) operating activities	(7,610)	(31,519)	(37,116)	(2,888)		16,688	10,206	15,120
Cash flows provided by (used in) investing activities	(17,090)	(85,622)	(36,468)	(23,020)		(25,008)	(19,763)	(22,904)
Cash flows provided by (used in) financing activities	58,159	139,829	30,471	31,593		(2,807)	(2,197)	13,586
Ratio of earnings to fixed charges(3)	—	—	—	4.3	x	—	—	1.8	x
	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Operating data:
Voice access lines in service(4)	30,288	65,117	98,922	133,908	156,165	150,193	167,263
Data access lines in service(4)	—	5,191	12,217	24,657	50,256	43,191	70,165

Total access lines in service(4)	30,288	70,308	111,139	158,565	206,421	193,384	237,428
Markets in operation	7	12	12	12	12	12	12
Percent of new access lines installed on-net	n/a	22%	61%	77%	87%	86%	91%
Percent of total access lines on-net	0%	31%	50%	63%	74%	72%	79%
Average monthly churn(5)	1.50%	1.63%	2.01%	1.87%	1.60%	1.67%	1.54%
Total full-time equivalent employees	441	833	934	918	888	912	933
Quota-carrying network services sales people	84	183	176	164	139	163	165
Quota-carrying BTS sales people	30	40	47	35	36	39	37

Total quota-carrying sales people	114	223	223	199	175	202	202
	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
Balance sheet data:
Cash, cash equivalents, restricted cash and marketable securities	$34,473	$57,161	$14,048	$19,733	$8,606	$7,979	$19,421
Property and equipment, net	19,801	81,532	95,719	91,296	86,777	88,381	85,137
Total assets	76,524	193,013	170,370	169,133	153,721	157,077	162,838
Total debt, including current portion	25,355	107,837	140,321	88,625	87,822	87,987	88,079
Net debt(6)	(9,118)	50,676	126,273	68,892	79,216	80,008	68,658
Total stockholders' equity (deficit)	41,539	55,880	3,332	15,542	(5,071)	1,616	(1,021)

(1)
In June 2002, we entered into a negotiated debt restructuring, which included the reduction of outstanding debt under our senior secured credit facility from $139,293 to $57,062. In the restructuring, certain lenders with outstanding principal and interest due of $65,778 chose to receive $12,229 in cash to cancel all liabilities, as a result of which we recorded a pre-tax gain of $53,549. In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," a portion of the reduction in the amount outstanding could not be immediately recognized as a gain, but instead would be recognized as a reduction to interest expense over the term of the new credit facility. As of December 31, 2003, $21,871 of excess carrying value had yet to be recognized as a reduction in interest expense. The excess carrying value is being recorded on the Company's balance sheet as required by SFAS No. 15 but does not constitute a debt of the Company which is to be repaid. The excess carrying value will be eliminated in conjunction with the repayment of the senior secured credit facility. For further information, see Note 3 to Consolidated Financial Statements. In March 2004, we paid off our senior secured credit facility resulting in a pretax gain of $18,195.

(2)
Capital expenditures are the sum total of purchases of property and equipment including equipment purchased under a capital lease and cash paid for customer installation costs.

(3)
The ratio of earnings to fixed charges is calculated by dividing (i) net income (loss) before taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest incurred and the portion of rent expense which is deemed representative of interest. Earnings were insufficient to cover fixed charges by $10,982, $52,644, $53,716 and $17,206 for the Company for the years ended December 31, 1999, 2000, 2001 and 2003, respectively, and $13,940 for the nine months ended September 30, 2004.

(4)
Each access line and access line equivalent is equal to one 64 kilobit customer line that is active and being billed. Unused capacity on T1 circuits is not included in our line count.

(5)
Average monthly churn is the total access lines disconnected for the month as a percentage of total access lines in service at the end of the month.

(6)
Net debt consists of total debt less cash, cash equivalents, restricted cash and marketable securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Consolidated Financial and Other Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. In evaluating such statements, prospective investors should specifically consider the various factors identified in this prospectus that could cause results to differ materially from those expressed in such forward-looking statements, including matters set forth in the section entitled "Risk Factors."

Overview

        We are a leading facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 12 markets in the western United States. Our voice and data services, which we refer to as network services, include local dial tone, long distance, enhanced voice features and dedicated Internet access services. We also sell, install and maintain business telephone and data systems and equipment, which we call BTS. We provide these products and services individually or in customized packages to address our customers' need for a fully-outsourced voice and data network solution.

        We have increased our annual revenue every year from $41.7 million for the year ended December 31, 1999 to $141.1 million for the year ended December 31, 2003, and we have increased our gross profit from $14.8 million to $80.3 million over the same period. As of September 30, 2004, we provided service through 237,428 total access lines, an increase of 15.0% from 206,421 total access lines at December 31, 2003.

        Since our inception in 1996, we have expanded into new markets generally through acquisitions of BTS companies that we have augmented with our network services capabilities. In 1996 we acquired Cady Communications, an established Minneapolis business telephone systems company and expanded the business with network capability through Centrex resale. We expanded into the Denver, Portland, Seattle and Salt Lake City markets through similar acquisitions of BTS companies between 1996 and 2001. While we continue to evaluate strategic acquisitions, our focus since 2000 has been on growing market share in our existing markets and increasing profitability.

        We have deployed six high capacity voice switches and seven data switches in our markets and lease redundant inter and intra-city capacity to connect our switches and our 101 colocations.

        Our goal is to provide services to our customers on our network, or on-net, which will allow us to continue to expand our operating margins and improve profitability. We have continued to increase the percentage of on-net customers with a strategically deployed and incentivized sales force. Increasing our on-net percentage improves customer retention, leverages our network, increases profitability and reduces our exposure to regulatory risk. We selectively provide service via the unbundled network element-platform, or UNE-P, to reach locations outside of our network footprint of on-net customers and to provide Qwest DSL. For the nine months ended September 30, 2004, 91% of our new access lines installed were on-net and as of September 30, 2004, 79% of our total access lines in service were on-net.

        Customer retention is a key metric that we use to measure the success of our business. We report monthly access line attrition, or churn, as measured by dividing total access lines disconnected for the month by our total access lines at the end of the month. We believe our low level of churn reflects our high quality of service and the value proposition we provide to new and existing customers. Due to our focus on improved service levels, competitive pricing and customer credit quality, we have reduced our monthly churn to levels that we believe are industry leading. For the nine months ended September 30, 2004, our monthly churn averaged 1.54% compared to 1.60% for the year ended December 31, 2003.

        We have funded growth and migration to our facilities-based model through a series of private placements of equity and debt funding. We were initially funded with investments totaling $16.5 million from a group of investors led by Stolberg, Meehan and Scano II, L.P. In 1999 and early 2000, we raised $55.9 million in additional capital from a group of investors led by Bain Capital Fund VI, LP to fund our facilities-based, multi-market business plan. In 2000, we raised an additional $53.5 million of equity to further fund our build-out plan. As a result of decreases in carrier access revenue and data pricing and a shift in our expectations for future carrier access revenue and data pricing, in June 2002, we completed a negotiated recapitalization. In the recapitalization, we reduced our total debt from approximately $139.3 million to $57.1 million. Our senior secured credit facility was amended, resulting in a fixed annual interest rate of 8.0% through June 2005 and a floating interest rate of LIBOR plus 4.75% thereafter. We also reset our amortization schedule extending the maturity of our debt to 2009. We also received $50.2 million of gross proceeds from the issuance of preferred stock to existing investors and a creditor. In March 2004, we completed an offering of $100 million of 8 3/8% senior second secured notes due 2010 at a discount resulting in gross proceeds of $84.8 million. We used the proceeds from our offering to retire bank debt, pay fees related to the offering and provide additional liquidity to our company. After repayment of our senior secured bank facility and fees related to the issuance of the notes, we received incremental cash of approximately $13.2 million. In November 2004, we completed our offering of $65 million of 8 3/8% senior second secured notes due 2010 at a discount. We used the proceeds from our offering to complete the ATI Acquisition and the Redemption and to pay fees related to the offering. See "The Transactions."

        On October 13, 2004, we entered into an agreement with Advanced TelCom Group, Inc. (ATG), a Delaware corporation and a subsidiary of General Electric Capital Corporation (GECC), pursuant to which we agreed to purchase 100% of the issued and outstanding shares of capital stock of Advanced TelCom, Inc. (ATI), a Delaware corporation and a wholly owned subsidiary of ATG (the ATI Acquisition), for a purchase price of approximately $45.5 million. The ATI Acquisition closed on December 31, 2004. In addition, on October 13, 2004, we entered into an agreement with GE Business Productivity Solutions, Inc. (GE BPS), a Georgia corporation and another wholly owned subsidiary of GECC, pursuant to which we agreed to purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) and assume certain of its liabilities, for a purchase price of $100,000. Due to the extensive regulatory approvals required to close the GE BPS Acquisition, we cannot currently estimate the closing date, however we expect the GE BPS transaction to close in early 2005. We plan on accounting for GE BPS as a discontinued operation. GE BPS is a non-facility based reseller serving primarily residential customers in almost all 50 states. Consummation of the GE BPS Acquisition is subject to customary conditions, including the receipt of required regulatory approvals.

        In connection with the Acquisitions, we entered into an agreement with NTFC Capital Corporation, a Delaware corporation and a subsidiary of GECC. Pursuant to the agreement, we agreed to redeem the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million (the Redemption). The Redemption closed on December 31, 2004.

        On December 30, 2004, our equity sponsors purchased 20.0 million shares of new convertible preferred stock for net cash proceeds of $15.0 million.

        Revenue. Network services revenue consists primarily of local dial tone, long distance, access charges, and data service. Revenue from local telephone service consists of charges for basic local service, including dedicated T1 access, and custom-calling features such as call waiting and call forwarding. Revenue from long distance service consists of per-minute-of-use charges for a full range of traditional switched and dedicated long distance, toll-free calling, international, calling card and operator services. Revenue from data services consists primarily of monthly usage fees for dedicated Internet access services.

        Network services revenue is recognized in the month the services are used. In the case of local service revenue, local services charges are billed in advance but accrued for and recognized on a prorated basis based on length of service in any given month. Long distance and access charges are billed in arrears but accrued based on monthly average usage per line per day. We do not receive any revenues from reciprocal compensation due to our bill-and-keep arrangement with Qwest nor do we have any wholesale revenue other than access revenue. For the nine months ended September 30, 2004, carrier access revenue represented 8.2% of our total revenue.

        BTS revenue consists of revenue from both the sale of telephone equipment and the servicing of telephone equipment systems. Telephone equipment revenue is recognized upon delivery and acceptance by the customer. Service revenue is recognized upon completion of service or, in the case of maintenance agreements, is spread equally over the life of the maintenance contract.

        Cost of revenue. Our network services cost consists primarily of the cost of operating and maintaining our network facilities. The network components for our facilities-based business include the cost of:

  •
  leasing local loops and digital T1 lines which connect our customers to our network;

  •
  leasing high capacity digital lines that interconnect our network with ILECs;

  •
  leasing high capacity digital lines that connect our switching equipment to our colocations;

  •
  leasing space in ILEC central offices for colocating our equipment;

  •
  signaling system network connectivity; and

  •
  leasing our ATM backbone network.

        The costs to lease local loops, digital T1 lines and high capacity digital interoffice facilities from the ILECs varies by carrier and by state and are regulated under federal and state laws. In virtually all areas, we lease local loops, T1 lines and interoffice capacity from the ILECs. We lease interoffice facilities from carriers other than the ILEC where possible in order to lower costs and improve network redundancy. However, in most cases, the ILEC is the only source for local loops and T1 lines. We also purchase, on a wholesale or negotiated basis, UNE-P and customized network element packages, or UNE-E, from Qwest and Centrex services from SBC Communications Inc. The rates for UNE-P and Centrex are regulated and established by the various state corporation or utility commissions. As of September 30, 2004 and December 31, 2003, we had 39,590 and 43,107 UNE-P access lines in service, respectively. As of September 30, 2004 and December 31, 2003, we had 7,913 and 8,493 Centrex access lines in service, respectively. The rates for UNE-E were negotiated with Qwest under the terms of a five-year contract that expires December 31, 2005. As of September 30, 2004 and December 31, 2003, we had 1,781 and 1,934 UNE-E access lines in service, respectively.

        We have entered into wholesale purchasing agreements with long distance and other service providers. Some of these agreements also contain termination penalties and/or minimum usage volume commitments. In the event we fail to meet minimum volume commitments, we may be obligated to pay underutilization charges. We do not anticipate having to pay any underutilization charges in the foreseeable future.

        We carefully review all of our vendor invoices and frequently dispute inaccurate or inappropriate charges. Our single largest vendor is Qwest, to whom we paid $25.8 million for the year ended December 31, 2003 and $21.4 million for the nine months ended September 30, 2004. We frequently short pay vendor invoices in order to pay proper amounts owed. We use significant estimates to determine the level of success in dispute resolution and consider past historical experience, basis of dispute, financial status and current relationship with vendors and aging of prior disputes in quantifying our estimates.

        We account for all of our network depreciation in depreciation and amortization expense and do not have any depreciation in cost of revenue.

        Our most significant BTS costs are the equipment purchased from manufacturers and labor for service and equipment installation. To take advantage of volume purchase discounts, we purchase equipment primarily from three manufacturers. For all BTS installations our policy is to require a 30% deposit before ordering the equipment so our risk of excess inventory or inventory obsolescence is low. BTS cost of revenue also includes salaries and benefits of field technicians as well as vehicle and incidental expenses associated with equipment installation, maintenance and service provisioning.

        Sales, General and Administrative. Sales, general and administrative expenses are comprised primarily of salaries and benefits, bonuses, commissions, occupancy costs, sales and marketing expenses, bad debt, billing and professional services.

        Determining our allowance for doubtful accounts receivable requires significant estimates. We consider a number of factors in determining the proper level of the allowance, including historical collections experience, current economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of our customers. We perform a rigorous credit review process on each new customer that involves reviewing the customer's current service provider bill and payment history, matching customers with the National Telecommunications Data Exchange database for delinquent customers and, in some cases, requesting credit reviews through Dun and Bradstreet. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, our bad debt expense as a percentage of revenue were 1.6%, 3.7%, 0.4%, 0.5% and 0.4%, respectively.

        Depreciation and Amortization. Our depreciation and amortization currently includes depreciation for network related voice and data equipment, back office systems, furniture, fixtures, leasehold improvements, office equipment and computers. All internal costs directly related to the expansion of our network and operating and support systems, including salaries of certain employees, are capitalized and depreciated over the lives of the switches or systems, as the case may be. Capitalized customer installation costs are amortized over the approximate average life of a customer. Detailed annual time studies are used to determine labor capitalization. These time studies are based on employee time sheets for those engaged in capitalizable activities.

        As described in Note 1 to Consolidated Financial Statements, in 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets." SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment.

Results of Operations

        The following tables set forth financial data as a percentage of revenue for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Consolidated financial data:
Revenue:
Network services	73.8%	78.9%	81.8%	81.3%	83.4%
BTS	26.2	21.1	18.2	18.7	16.6

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	57.3	45.6	43.1	43.7	39.8

Total gross profit	42.7	54.4	56.9	56.3	60.2
Operating expenses:
Sales, general and administrative	56.8	56.6	47.0	47.1	44.1
Depreciation and amortization	28.7	20.7	21.3	21.9	19.3

Total operating expenses	85.5	77.3	68.3	69.0	63.3

Operating loss	(42.8)	(22.9)	(11.4)	(12.7)	(3.1)

Net income (loss)	(54.5)	16.5	(12.2)	(13.4)	5.6

Net income (loss) applicable to common stockholders	(64.5)%	14.3%	(14.6)%	(15.9)%	3.4%

        The following table sets forth the cost of revenue and the gross profit as percentages of the related revenue for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cost of network services revenue	55.4%	41.0%	39.0%	39.8%	35.7%
Cost of BTS revenue	62.7	62.6	61.6	60.6	60.2
Gross profit from network services revenue	44.6	59.0	61.0	60.2	64.3
Gross profit from BTS revenue	37.3%	37.4%	38.4%	39.4%	39.8%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

        Revenue.    Revenue for the nine months ended September 30, 2003 and 2004 is as follows:

	2003	2004	% Change
	(unaudited)
Revenue (in millions):
Voice and data services	$61.0	$72.6	18.9%
Long distance	14.3	16.0	12.2
Access	9.2	9.7	6.1

Total network services	84.5	98.3	16.4
Business telephone systems	19.4	19.6	0.8

Total revenue	$103.9	$117.9	13.5%

        Network services revenue was $98.3 million for the nine months ended September 30, 2004, an increase of 16.4% from $84.5 million in the same period of 2003. The increase in revenue was primarily due to an increase in the average number of voice and data access lines in service. Over the past 12 months the number of voice lines increased by 11.4% to 167,263 lines at September 30, 2004, and the number of data lines increased by 62.5% to 70,165 lines at September 30, 2004. The growth in access lines was partially offset by declines in long distance and access revenue per minute of use and a decline in data revenue per line. Due to continued high levels of competition, long distance revenue per minute of use declined. Access revenue per minute of use declined in line with the scheduled FCC reduction of interstate rate levels. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets. We expect all of the above trends in line growth, long distance rates, access rates and data revenue per line to continue for the foreseeable future. As we continue to grow, our size and churn will begin to limit our access line growth rate on both an absolute and on a percentage basis unless we increase our sales force and geographic territory.

        BTS revenue was $19.6 million for the nine months ended September 30, 2004, an increase of 0.8% from $19.4 million in the same period of 2003. We cannot predict future trends in capital spending by small and medium-sized business customers.

        Cost of Revenue.    Cost of revenue for the nine months ended September 30, 2003 and 2004 is as follows:

	2003	2004	% Change
	(unaudited)
Cost of revenue (in millions):
Network services	$33.6	$35.1	4.3%
Business telephone systems	11.8	11.8	0.1

Total cost of revenue	$45.4	$46.9	3.2%

        Network services cost of revenue was $35.1 million for the nine months ended September 30, 2004, an increase of 4.3% from $33.6 million in the same period of 2003. This increase is due to our growth in access lines. As a percentage of related revenue, network services cost of revenue for the nine months ended September 30, 2004 declined to 35.7% from 39.8% for the same period of 2003. This improvement was due to the increase in our percentage of access lines on-net to 79.2% as of September 30, 2004 from 71.9% as of September 30, 2003.

        BTS cost of revenue was $11.8 million for each of the nine months ended September 30, 2003 and 2004. As a percentage of related revenue, BTS cost of revenue for the nine months ended September 30,

2004 decreased to 60.2% from 60.6% for the same period of 2003. We do not expect future improvements in BTS cost of revenue as a percentage of related revenue unless we are able to significantly increase BTS revenue and therefore achieve greater volume discounts or economies of scale in our workforce.

        Gross Profit.    Gross profit for the nine months ended September 30, 2003 and 2004 is as follows:

	2003	2004	% Change
	(unaudited)
Gross profit (in millions):
Network services	$50.9	$63.2	24.4%
Business telephone systems	7.6	7.8	1.9

Total gross profit	$58.5	$71.0	21.5%

        The increase in gross profit for the nine months ended September 30, 2004, from the same period of 2003, is due to the increase in revenue mentioned previously.

        Sales, General and Administrative.    Sales, general and administrative expenses were $51.9 million for the nine months ended September 30, 2004, an increase of 6.1% from $49.0 million in the same period of 2003. The increase is primarily due to higher payroll, legal and operating tax and assessment expenses. As a percentage of revenue, sales, general and administrative expenses for the nine months ended September 30, 2004 declined to 44.1% from 47.1% in the same period of 2003 due to the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue. We expect this trend to continue as we add more access lines with only modest increase in our employee base.

        Depreciation and Amortization.    Depreciation and amortization expense was $22.7 million for the nine months ended September 30, 2004, a decrease of 0.3% from $22.8 million in the same period of 2003. This decrease was primarily due to accelerated depreciation in 2003 on the abandonment of our previous billing system per SFAS No. 144. As a percentage of revenue, depreciation and amortization decreased to 19.3% for the nine months ended September 30, 2004 from 21.9% for the same period of 2003.

        Interest.    Interest expense was $7.9 million for the nine months ended September 30, 2004, an increase of 508.0% from $1.3 million in the same period of 2003. This increase was primarily due to interest expense on our senior second secured notes.

        Gain on Extinguishment of Debt.    Net income for the nine months ended September 30, 2004 included a gain on extinguishment of debt of $18.2 million. The gain on the extinguishment of debt was the result of paying off our bank facility. In June 2002, we restructured our bank facility and because the future cash flows could not be calculated with certainty, the gain was deferred. As a result of the repayment, the excess carrying value of $20.9 million and debt issuance costs of $2.7 million resulted in the $18.2 million gain on extinguishment of debt.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

        Revenue.    Revenue for the twelve months ended December 31, 2002 and 2003 is as follows:

	2002	2003	% Change
Revenue (in millions):
Voice and data services	$67.5	$84.7	25.4%
Long distance	16.6	18.7	12.5
Access	12.1	12.1	0.4

Total network services	96.2	115.5	20.0
Business telephone systems	25.7	25.6	(0.2)

Total revenue	$121.9	$141.1	15.8%

          Network Services.    Network services revenue was $115.5 million for the year ended December 31, 2003, an increase of 20.0% from $96.2 million for the year ended December 31, 2002. The increase in revenue was primarily due to an increase in the average number of voice and data access lines in service. During 2003 the number of voice lines increased by 16.6% to 156,165 lines at December 31, 2003 and the number of data lines increased by 103.8% to 50,256 lines at December 31, 2003. The growth in access lines was partially offset by declines in long distance and access revenue per minute of use and a decline in data revenue per line. Due to continued high levels of competition, long distance revenue per minute of use declined. Access revenue per minute of use declined in line with the scheduled FCC reduction of interstate rate levels. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets. We expect all of the above trends in line growth, long distance rates, access rates and data revenue per line to continue for the foreseeable future. As we continue to grow, our size and churn will begin to limit our access line growth rate on both an absolute and on a percentage basis unless we increase our sales force and geographic territory.

          BTS.    BTS revenue was $25.6 million for the year ended December 31, 2003, essentially equal to the $25.7 million for the year ended December 31, 2002 due to continuing constrained spending on capital improvements by business customers. We cannot predict future trends in capital spending by small and medium-sized business.

        Cost of Revenue.    Cost of revenue for the twelve months ended December 31, 2002 and 2003 is as follows:

	2002	2003	% Change
Cost of revenue (in millions):
Network services	$39.5	$45.0	14.0%
Business telephone systems	16.1	15.8	(1.7)

Total cost of revenue	$55.6	$60.8	9.5%

          Network Services.    Network services cost of revenue was $45.0 million for the year ended December 31, 2003, an increase of 14.0% from $39.5 million for the year ended December 31, 2002. This increase is due to our growth in access lines. As a percentage of related revenue, network services cost of revenue for the year ended December 31, 2003 declined to 39.0% from 41.0% for the year ended December 31, 2002. This improvement was due to the increase in our percentage of access lines on-net to 74% as of December 31, 2003 from 63% as of December 31, 2002. We also improved our gross margin through the migration of approximately 6,000 lines from UNE-E to UNE-P. UNE-P is less expensive than UNE-E on a per access line basis. We expect our cost of revenue as a percentage of revenue to improve as we continue to increase our percentage of lines on-net, although we expect future gains will be modest as we already have a high percentage of lines on-net.

          BTS.    BTS cost of revenue was $15.8 million for the year ended December 31, 2003, a decrease of 1.7% from $16.1 million for the year ended December 31, 2002. This decrease was due to a reduction in materials cost. As a percentage of related revenue, BTS cost of revenue for the year ended December 31, 2003 declined to 61.6% from 62.6% for the year ended December 31, 2002. We do not expect future improvements in BTS cost of revenue as a percentage of related revenue unless we are able to significantly increase BTS revenue and therefore achieve greater volume discounts or economies of scale in our workforce.

        Gross Profit.    Gross profit for the twelve months ended December 31, 2002 and 2003 is as follows:

	2002	2003	% Change
Gross profit (in millions):
Network services	$56.7	$70.5	24.2%
Business telephone systems	9.6	9.8	2.3

Total gross profit	$66.3	$80.3	21.0%

        The increase in gross profit for the twelve months ended December 31, 2003, from the same period of 2002, is due to the increase in revenue mentioned previously.

        Sales, General and Administrative.    Sales, general and administrative expenses were $66.3 million for the year ended December 31, 2003, a decrease of 3.9% from $68.9 million for the year ended December 31, 2002. This decrease was primarily due to a reduction in bad debt expense to $0.5 million for the year ended December 31, 2003 compared to $4.5 million for the year ended December 31, 2002. Bad debt expense for the year ended December 31, 2002 was unusually high because we wrote off receivables for delinquent customers and also increased our allowance for doubtful accounts to $2.0 million because of economic conditions. We also recorded a bad debt write-off of $1.1 million of access receivables related to bankruptcy filings by two large carrier access customers. In 2003, we subsequently reduced our allowance for doubtful accounts to $0.7 million because of the improvement in the quality of our accounts receivable. As a percentage of revenue, sales, general and administrative expenses for the year ended December 31, 2003 declined to 47.0% from 56.6% for the year ended December 31, 2002 due to our reduction in bad debt expense and the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue. We expect this trend to continue as we add more access lines with only modest increases in our employee base.

        Depreciation and Amortization.    Depreciation and amortization expense was $30.1 million for the year ended December 31, 2003, an increase of 19.2% from $25.3 million for the year ended December 31, 2002. This increase was primarily due to our network growth and associated capital expenditures. As a percentage of revenue, depreciation and amortization increased to 21.3% for the year ended December 31, 2003 from 20.7% for the year ended December 31, 2002.

        Interest.    Interest expense was $1.8 million for the year ended December 31, 2003, a decrease of 69.4% from $5.7 million for the year ended December 31, 2002. This decrease was due to the impact of a full year of SFAS No. 15 combined with a reduction in average long-term debt outstanding.

        Gain on Debt Restructuring.    Net income in 2002 included a gain on debt restructuring. In June 2002, we completed a debt restructuring described in Note 3 to Consolidated Financial Statements. As part of the debt restructuring, we recorded a gain of $53.5 million.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

        Revenue.    Revenue for the twelve months ended December 31, 2001 and 2002 is as follows:

	2001	2002	% Change
Revenue (in millions):
Voice and data services	$48.4	$67.5	39.8%
Long distance	12.4	16.6	33.5
Access	12.0	12.1	0.3

Total network services	72.8	96.2	32.2
Business telephone systems	25.8	25.7	(0.7)

Total revenue	$98.6	$121.9	23.6%

          Network Services.    Network services revenue was $96.2 million for the year ended December 31, 2002, an increase of 32.2% from $72.8 million for the year ended December 31, 2001. The increase in revenue was primarily due to an increase in the average number of voice and data access lines in service. During 2002 the number of voice lines increased by 35.4% to 133,908 lines at December 31, 2002 and the number of data lines increased by 101.8% to 24,657 lines at December 31, 2002. The growth in access lines was partially offset by declines in long distance and access revenue per minute of use and a decline in data revenue per line. Due to continued high levels of competition, long distance revenue per minute of use declined. Access revenue per minute of use declined in line with the scheduled FCC reduction of interstate rate levels. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets.

          BTS.    BTS revenue was $25.7 million for the year ended December 31, 2002, essentially equal to the $25.8 million for the year ended December 31, 2001 due to continuing constrained spending on capital improvements by business customers.

        Cost of Revenue.    Cost of revenue for the twelve months ended December 31, 2001 and 2002 is as follows:

	2001	2002	% Change
Cost of revenue (in millions):
Network services	$40.3	$39.5	(2.1)%
Business telephone systems	16.2	16.1	(0.8)

Total cost of revenue	$56.5	$55.6	(1.7)%

          Network Services.    Network services cost of revenue was $39.5 million for the year ended December 31, 2002, a decrease of 2.1% from $40.3 million for the year ended December 31, 2001. As a percentage of related revenue, network services cost of revenue for the year ended December 31, 2002 declined to 41.0% from 55.4% for the year ended December 31, 2001. This improvement was due to the increase in our percentage of access lines on-net to 63% as of December 31, 2002 from 50% as of December 31, 2001. We also improved our gross margin through the migration of approximately 36,000 lines from UNE-E to UNE-P. UNE-P is less expensive than UNE-E on a per access line basis.

          BTS.    BTS cost of revenue was $16.1 million for the year ended December 31, 2002, a decrease of 0.8% from $16.2 million for the year ended December 31, 2001 due to lower labor costs achieved through productivity. As a percentage of related revenue, BTS cost of revenue for the year ended December 31, 2002 declined to 62.6% from 62.7% for the year ended December 31, 2001.

        Gross Profit.    Gross profit for the twelve months ended December 31, 2001 and 2002 is as follows:

	2001	2002	% Change
Gross profit (in millions):
Network services	$32.5	$56.7	74.8%
Business telephone systems	9.6	9.6	(0.4)

Total gross profit	$42.1	$66.3	57.5%

        The increase in gross profit for the twelve months ended December 31, 2002, from the same period of 2001, is due to the increase in revenue mentioned previously.

        Sales, General and Administrative.    Sales, general and administrative expenses were $68.9 million for the year ended December 31, 2002, an increase of 23.2% from $56.0 million for the year ended December 31, 2001. This increase was primarily due to three factors. First, in 2001 we benefited from a legal settlement that reduced our operating expenses by $10.0 million. Second, in 2002 we experienced high levels of small business customer bad debt expense and we also wrote off $1.1 million of carrier access receivables related to bankruptcy filings by two large carrier access customers. We also increased our allowance for doubtful accounts to $2.0 million. Third, we experienced an increase in commission expense due to greater sales volume. As a percentage of revenue, sales, general and administrative expenses for the year ended December 31, 2002 declined to 56.6% from 56.8% for the year ended December 31, 2001.

        Depreciation and Amortization.    Depreciation and amortization expense was $25.3 million for the year ended December 31, 2002, a decrease of 10.8% from $28.3 million for the year ended December 31, 2001. This decrease was primarily due to the adoption of SFAS No. 142 and elimination of goodwill amortization in 2002. As a percentage of revenue, depreciation and amortization decreased from 28.7% for the year ended December 31, 2001 to 20.7% for the year ended December 31, 2002.

        Interest.    Interest expense was $5.7 million for the year ended December 31, 2002, a decrease of 55.8% from $13.0 million for the year ended December 31, 2001. This decrease was due to the impact of SFAS No. 15 and the reduction in long-term debt outstanding in the second half of the year.

        Gain on Debt Restructuring.    Net income in 2002 included a gain on debt restructuring. In June 2002, we completed a debt restructuring described in Note 3 to Consolidated Financial Statements. As part of the debt restructuring, we recorded a gain of $53.5 million.

Liquidity and Capital Resources

        Financings.    In June 2002, we completed a negotiated recapitalization of both our debt and equity. In conjunction with this recapitalization, which is described in Note 3 to Consolidated Financial Statements, we raised $50.2 million through a private placement of Series A convertible preferred stock to institutional investors. In March 2004, we completed an offering of $100 million of 8 3/8% senior second secured notes due 2010 at a discount resulting in a 12% yield. We used the proceeds from our offering to retire bank debt, pay fees related to the offering and provide additional liquidity to our company. After repayment of our senior secured bank facility and fees related to the issuance of the notes, we received incremental cash of approximately $13.2 million. In November 2004, we completed an offering of $65 million of 8 3/8% senior second secured notes due 2010 at a discount. We used the proceeds from our offering to complete the ATI Acquisition and the Redemption and to pay fees related to the offering. See "The Transactions."

        Cash Flows Provided by (Used in) Operating Activities.    Cash provided by operating activities was $15.1 million for the nine months ended September 30, 2004 compared to cash provided by operating activities of $10.2 million for the nine months ended September 30, 2003. Our improvement in cash provided by operating activities was primarily due to our growth in gross profit accompanied by a smaller increase in our operating expenses. Working capital improved primarily through improvement in our accounts receivable collections. Average accounts receivable days sales outstanding improved from 36.1 for the nine months ended September 30, 2003 to 30.0 for the nine months ended September 30, 2004. We do not expect further improvement in our accounts receivable days outstanding in the future.

        Cash provided by operating activities was $16.7 million for 2003 compared to cash used in operating activities of $2.9 million for 2002. Our improvement in cash provided by operating activities was primarily due to our growth in gross profit accompanied by a smaller increase in our operating expenses. However, we also generated $2.9 million in incremental working capital cash primarily through improvement in our accounts receivable collections and an increase in our accounts payable days outstanding. We do not expect further improvements in our accounts receivable or accounts payable days outstanding in the future. Net cash provided by operating activities was primarily used to fund our investing activities of $25.0 million in 2003.

        Cash Flows Used in Investing Activities.    Cash used in investing activities was $22.9 million for the nine months ended September 30, 2004 compared to $19.8 million for the nine months ended September 30, 2003. The cash used in investing activities was primarily for the maintenance and expansion of our network and back office systems. For the nine months ended September 30, 2004 we also used cash to invest in marketable securities with maturity dates of six months or less.

        Cash used in investing activities was $25.0 million for 2003 and $23.0 million for 2002. In 2003 and 2002, all of our cash used in investing activities was for the maintenance and expansion of our network and back office systems.

        Cash Flows Provided by (Used in) Financing Activities.    Cash provided by financing activities was $13.6 million for the nine months ended September 30, 2004. The net proceeds from the issuance of the senior second secured notes generated approximately $13.2 million, which is net of a $1.6 million prepayment penalty mentioned previously. We also used cash for payments on capital lease obligations. For the nine months ended September 30, 2003, net cash used in financing activities was $2.2 million, primarily for payments on capital lease obligations.

        Cash used in financing activities was $2.8 million for 2003. We generated $31.6 million from financing activities for 2002. In 2003, cash used was for payments on capital lease obligations. In 2002, cash provided by financing activities was primarily the result of the issuance of our Series A convertible preferred stock.

        Capital Requirements.    We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operations and we do not currently anticipate the need to raise additional financing to fund capital expenditures or operations for at least the next 12 months.

New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements and did not require the Company to reclassify its Series A convertible preferred stock to a liability as the shares are contingently redeemable.

Quantitative and Qualitative Disclosure about Market Risk

        We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold any derivative financial instruments nor do we hold any securities for trading or speculative purposes.

        We are exposed to changes in interest rates on our investments in cash equivalents and short-term investments. All of our investments have maturities of six months or less which reduces our exposure to long-term interest rate changes. Interest income for the nine month period ended September 30, 2004 was $82,542, therefore not exposing us to any meaningful interest income risk had rates dropped. Excluding capital leases, we had approximately $85.8 million in senior second secured notes outstanding as of September 30, 2004. These notes are at a fixed interest rate and are therefore not exposed to any interest rate risk.

BUSINESS

Overview

        We are a leading facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 12 markets in the western United States. Our network services include local dial tone, long distance, enhanced voice features and dedicated Internet access services. We also sell, install and maintain business telephone and data systems and equipment. We provide these products and services individually or in customized packages to address our customers' need for a fully-outsourced voice and data network solution. Our high quality, personalized service and customized packages are responsible for our low monthly churn, which for 2003 and for the nine months ended September 30, 2004 averaged 1.60% and 1.54%, respectively. As of September 30, 2004, we provided service through 237,428 total access lines. For the nine months ended September 30, 2004, we generated consolidated revenue of $117.9 million and EBITDA of $19.1 million. On a pro forma basis, after giving effect to the ATI Acquisition, we would have had consolidated annualized revenue of $217.2 million and $33.4 million, respectively, for the nine months ended September 30, 2004. See the sections entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Summary Consolidated Historical and Unaudited Pro Forma Financial and Other Data".

        Our network is designed to meet the current and future needs of our customers. Our voice and data traffic is switched through six Nortel DMS 500 voice switches and seven Nortel Passport ATM switches. We have physical colocations in 101 ILEC central offices through which we provide voice services over unbundled network elements or integrated voice and data services over T1 lines. We also provide UNE-P service, typically for multi-location customers who need additional access lines in locations where we do not own facilities. As of December 31, 2003, approximately 74% of our total access lines in service were served on-net compared to 79% as of September 30, 2004. In addition, for 2003 and for the nine months ended September 30, 2004, new access lines installed on-net represented 87% and 91%, respectively, of our total new access lines installed.

The Transactions

        We recently entered into an agreement with Advanced TelCom Group, Inc. (ATG), a Delaware corporation and a subsidiary of General Electric Capital Corporation (GECC), pursuant to which we agreed to purchase 100% of the outstanding stock of Advanced TelCom, Inc. (ATI), a Delaware corporation and a wholly owned subsidiary of ATG (the ATI Acquisition) for a purchase price of approximately $45.5 million. We also entered into an agreement with GE Business Productivity Solutions, Inc. (GE BPS), a Georgia corporation and another wholly owned subsidiary of GECC, pursuant to which we agreed to purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) for a purchase price of $100,000. We plan on accounting for the GE BPS transaction as a discontinued operation. GE BPS is a non-facility based reseller serving primarily residential customers in almost all 50 states, while we employ a facility based focus on business customers in the western United States. In connection with the Acquisitions, we entered into an agreement with NTFC Capital Corporation, a Delaware corporation and a subsidiary of GECC. Pursuant to the agreement, we agreed to redeem the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million (the Redemption). In addition, our equity sponsors agreed to purchase 20.0 million shares of new convertible preferred stock for net cash proceeds of $15.0 million (the Equity Investment). The Equity Investment closed on December 30, 2004, and the ATI Acquisition and the Redemption closed on December 31, 2004. See the section entitled "The Transactions."

        ATI is a facilities-based CLEC primarily operating in four western states and serving 116,310 access lines. Founded in 1998, ATI currently provides advanced voice and data communications solutions to small and medium-sized enterprises in Tier III and IV cities including: Tacoma, Everett, Bellingham, Olympia and Yakima, WA; Portland, Eugene, Salem, Bend and Medford, OR; Santa Rosa, CA; and Reno, NV. ATI

has deployed seven voice and eight data switches and has 35 active colocations from which it offers its services. Of ATI's 12 markets, we currently operate in five of the same markets, and six of ATI's markets are adjacent to our current markets. We expect to benefit from operating synergies from consolidating ATI's operations into our existing business.

Industry Overview

        According to the FCC, the domestic communications service market represents a $300 billion annual revenue opportunity from more than 180 million switched access lines nationwide. The FCC estimates that for 2002, the most recent year for which complete data is available, the communications services market in the states where we provide service represents nearly $30 billion. Competitive service providers such as us continue to gain market share from the ILECs. According to the FCC, as of December 31, 2003 competitive service providers served 29.6 million, or 16.3%, of the switched access lines in the United States, an increase of 19% over the prior year.

Our Markets

        We operate in 12 markets in the western United States. We believe that we are either the leading or second ranked competitive service provider for small and medium-sized businesses in each of our markets. According to the U.S. Census Bureau, population growth from 1990 to 2000 across our markets averaged 27.6%, which was more than double the national average of 13.2%, and annual small and medium-sized business growth from 1997 to 2001 across our markets averaged 1.6%, more than triple the national average of 0.5%. According to Kagan World Media, our markets are expected to remain among the fastest growing markets in the United States, with an average annual population growth rate of 1.9% through 2006, compared to the national average of 1.1%.

        Our markets are Minneapolis/St. Paul, Denver/Boulder, Phoenix, Seattle, Portland, Salt Lake City, Reno, Tacoma, Salem and Eugene, and are primarily in Qwest operating territory. Within our markets, we have colocated in ILEC central offices that serve a high concentration of potential small and medium-sized business customers. As of September 30, 2004, our facilities-based network covered approximately 70% of our defined market through only 25% of the total ILEC central offices in each market. Our average on-net penetration across our markets is approximately 11.8%. Set forth below are key data regarding our markets.

	Eschelon On-net Access Lines Sales Footprint(1)	Number of Colocations	Eschelon Lines(2)	Percent Penetration(3)
Minneapolis/St. Paul, MN	233,980	17	48,660	20.80%
Denver/Boulder, CO	373,150	16	40,611	10.88
Phoenix, AZ	360,810	14	35,887	9.95
Seattle, WA	288,325	13	36,018	12.49
Portland, OR	333,750	18	29,437	8.82
Salt Lake City, UT	249,445	14	22,382	8.97
Reno, NV	n/a	—	7,913	n/a
Tacoma, WA	47,250	3	9,388	19.87
Salem, OR	63,485	3	3,900	6.14
Eugene, OR	63,145	3	3,232	5.12

TOTAL	2,013,340	101	237,428	11.79%

(1)
The Eschelon on-net access lines sales footprint column shows the estimated total small and medium-sized business access lines accessible from our colocations.

(2)
Eschelon access lines as of September 30, 2004.

(3)
The percent penetration is defined as Eschelon lines divided by on-net access lines sales footprint.

Business Strategy

        Our objectives are to be the leading communications services provider for small and medium-sized businesses in our markets and to increase profitability and cash flow by leveraging our existing infrastructure. The principal elements of our strategy include:

  Deliver Highly Personalized and Proactive Customer Service

        We believe that our highly personalized approach to customer service and retention is one of the primary contributors to our low monthly churn, which we believe is among the lowest in the industry. For 2001, 2002 and 2003, our monthly churn averaged 2.01%, 1.87% and 1.60%, respectively. For the nine months ended September 30, 2004, our monthly churn averaged 1.54%. On a pro forma basis after giving effect to the ATI Acquisition, our monthly churn would have been 1.57% for the nine months ended September 30, 2004. We deliver a superior customer experience by stressing personal contact and accountability from our sales force, customer call center associates and field service technicians. We monitor key operating and customer service performance metrics on a monthly basis and regularly conduct detailed customer surveys. Capturing and analyzing this information allows us to improve our internal operating functions, drive increased profitability and quickly respond to changes in demographics, customer behavior and industry trends. We also have a customer retention team that focuses on analyzing customer service trends, identifying at-risk customers, developing retention strategies and implementing company-wide programs to heighten our sensitivity and responsiveness.

  Focus on Profitable, Higher Margin Customers

        We focus our sales efforts on customers who purchase multiple services and can be serviced on-net. These customers generally purchase higher margin services, have higher retention rates and are more profitable for us. We focus on these customers by incentivizing our sales force and maintaining stringent requirements for credit quality, payment timeliness and profitability. As a result, our percentage of access lines on-net increased from 50% at December 31, 2001 to 79% at September 30, 2004 and our gross margin for network services increased from 44.6% for 2001 to 64.3% for the nine months ended September 30, 2004. In addition, for the nine months ended September 30, 2004, 91% of our new access lines installed were on-net and 58% of our new access lines installed were on T1 platforms, which typically deliver multiple services over a single facility.

  Offer a Broad Set of Products and Services

        Our broad set of products and services allows us to deliver a complete communication solution to our customers. We will continue to add additional service offerings to meet our customers' evolving needs and develop solutions for customers who request additional service outside of our current footprint, if economically feasible. We also provide a fully-outsourced network solution through our BTS group which installs and maintains enterprise-wide voice and data networks. Our monthly churn rate for customers who purchase both network services and business telephone systems is substantially lower than the monthly churn rate for our network services-only customers. For the nine months ended September 30, 2004, we believe 65% of new BTS customers also subscribed to our network service product line.

  Leverage Our Existing Network and Operational Infrastructure

        We leverage our network and operational infrastructure by increasing market share within our markets and selling customized packages on-net. This allows us to create efficiencies of scale and maximize our network utilization, which drives profitability and cash flow growth. We have also invested substantial capital in our network and operational infrastructure and have significant network capacity. We believe we can increase the total number of access lines we serve with minimal incremental investments in our network and operational infrastructure. Our sales, general and administrative expenses, as a percentage of revenue decreased from 56.8% in 2001 to 44.1% for the nine months ended September 30, 2004 and our capital expenditures as a percentage of revenue decreased from 39.2% to 17.3% during the same period. We also continually evaluate our network and monitor technological developments that may increase network efficiency and performance.

  Capitalize on Experienced Senior Management

        Our team of senior executives and operating associates have substantial experience in communications and extensive knowledge of our markets. Our executive management team has an average of 17 years experience in managing communications companies and has been with us for an average of six years. Our founder and chairman, Cliff Williams, has 33 years of industry experience, including acting as president and chief executive officer of Enhanced TeleManagement, Inc., an integrated communications provider to small and medium-sized businesses that was acquired by Frontier Corporation in 1995. Our president and chief executive officer, Richard Smith, has 33 years of experience managing communications businesses, including overseeing the local telephone service operations of Frontier. Our executive management team includes 12 additional key personnel who have held positions at major communications companies, including Frontier, Ameritech and Citizens Communications, and is supported by a group of approximately 30 director-level managers, many of whom have previously worked with members of senior management.

  Pursue Strategic Acquisitions

        We continue to evaluate possible strategic acquisitions, primarily in our existing markets. Due to the scalability of our high capacity network and operating infrastructure, we believe we can add a significant number of customers to our platform with minimal investment in capital and personnel.

Products and Services

        We provide our customers a complete package of voice, data and BTS services. Within our three product lines, we provide a wide range of alternatives and customized service packages allowing us to reach a larger number of potential customers and providing a comprehensive product solution. We sell individual services at competitive prices, but focus on product quality and customer service to attract customers.

  Voice Services

        We provide customized packages of voice services to fulfill all of our customers' voice communication needs. We offer local telephone services, including basic dialtone services and vertical features, such as call forwarding, call waiting and call transfer; advanced call management capabilities such as calling number identification/calling name identification, automatic call back and distinctive ringing; plus enhanced services such as voice mail and direct inward dialing. Our services are provided via analog and digital service platforms. We offer a full range of intra-state, inter-state and international long distance services and calling plans to customers who purchase our local service. Our services include "1+" outbound calling, inbound toll free service and complementary services such as dedicated long distance, operator and directory assistance and calling cards.

  Data Services

        Our data service offerings are designed to provide a full range of services to our customers. We offer high-speed data transmission services, such as dedicated and broadband Internet access, and also provide and support e-mail and web-hosting services. Our IDSL product allows us to reach customers beyond the typical threshold of a normal DSL product. Our data services are offered at transmission speeds that range from 56Kbps to 1.54Mbps.

  Business Telephone Systems

        We provide industry leading telephone equipment systems, including complete business telephone systems and voice messaging products. We also procure and install voice and data cable, patch panels, routers and other network hardware. We offer customers multi-year maintenance agreements to maintain and upgrade their systems. Some of our key manufacturers include Mitel, Inter-Tel, NEC and Cisco.

        The following table summarizes our product and service offerings:

Voice Services	Data Services	Business Telephone Systems
Local and Long Distance	Broadband Internet Access	Customer Premise Telephone Equipment and Accessories
Vertical Features	Dedicated Internet Access	Data Communications Equipment
Advanced Call Management	Dial-up Internet Access	Voice Mail System Installation
Other Enhanced Services	e-Mail	IP Phone Systems
	Web-Hosting	After Market Maintenance and Upgrade Contracts

Sales and Marketing

        We employ a direct sales and marketing strategy which allows us to take a consultative approach in selling services to our customers. Our sales force is trained to focus on product differentiation, customized packages and superior customer service. We also offer our customers a competitive price. We carefully manage each sales proposal within pricing parameters that ensure each new customer provides a targeted level of profitability. We centrally manage these pricing parameters based on an extensive cost analysis for each market. We incentivize our sales force to focus on selling customized packages that can be serviced on-net. For the nine months ended September 30, 2004, 91% of our total new access lines installed were installed on-net.

        As of September 30, 2004, our direct sales force consisted of 165 communications specialists and 37 BTS specialists. Our communications and BTS specialists integrate their efforts through a team approach created by a cross-commission structure that incentivizes them to cross-sell products and services. For the nine months ended September 30, 2004, we believe 65% of new BTS customers also subscribed to our network service product line.

        In 2004 we launched our agent channel into three markets. This channel reaches customer segments that are generally not targeted by our direct sales force.

        As a result of our direct approach, we have generally not spent funds on television, radio or multi-media advertising. However, we intend to increase our involvement in local community activities in each of our markets in order to create more publicity and recognition for our company.

Our Customers

        Our customers are generally small and medium-sized businesses with fewer than 100 employees. During 2003, we did not have any customer representing more than 5% of total revenue. Excluding carrier access revenue, no customer exceeded 1% of revenue. In addition, we do not collect any reciprocal compensation and do not generate any wholesale carrier (other than carrier access revenue) or Internet service provider revenue.

Customer Service and Retention

        We provide our customers with superior customer service, which is driven by a highly personalized, integrated team approach. Our 53 local customer service representatives and 19 repair service bureau associates are supported by an additional 80 customer service professionals in our Minneapolis call center. Every new customer order is closely coordinated by a service delivery team until three days following service transition. Each new customer is contacted multiple times by our service delivery team during the service initiation process to ensure accuracy and on-time delivery of services ordered.

        We segment our customer base to better serve their specific needs. We have six national account managers responsible for maintaining relationships with multiple location accounts and local account managers responsible for single market accounts. The local and national account managers coordinate service requests with our centralized call center associates to ensure customer satisfaction.

        Our 866-Eschelon customer service number provides a single contact point for customers to gain quick access to customer service or their account manager. Our associates consistently answer more than 85% of all calls within 20 seconds. Our call center is staffed by 80 highly trained associates whose performance is closely monitored. Our centrally managed service platform allows us to actively track and analyze call response times, trouble ticket resolution and customer satisfaction for every in-bound call received. Our repair service bureau is staffed by 19 associates and complemented by our 72 field service technicians who can readily be deployed to the customer premises. We also regularly survey our customers allowing us to track, analyze and adjust service and processes as necessary.

        We have a sophisticated network operating center, or NOC, through which we monitor our network on a 24x7 basis and often detect and troubleshoot network problems before our customers are aware of them.

        Our senior director of customer retention is responsible for coordinating our sales force, repair service bureau, national and local account managers, customer service organization and retention team to proactively manage customer retention. All members of these groups are trained to identify at-risk customer accounts which are then referred to our retention team for specific, personalized care. In 2003, our retention team successfully retained 82% of all accounts referred to them. Our retention team is also responsible for collecting and maintaining detailed data on specific reasons for every disconnected line and obtaining exit surveys from departing customers. We analyze this data on a monthly basis to better understand our customers and to implement or alter operating procedures to improve our operations and customer retention.

Network Overview and Deployment

  Voice and Data Switches

        We have deployed Nortel, Tellabs and Cisco equipment in each of our major markets (Minneapolis/St. Paul, Denver/Boulder, Portland, Seattle, Phoenix and Salt Lake City). The customers in our Salem and Eugene markets are served by our switch equipment in Portland and the customers in our Tacoma market are served by our switch equipment in Seattle. We use Nortel DMS switches for local dialtone services, the Tellabs digital crossconnect system (DACS) for terminating, routing and aggregating on DS1/DS3 transport and customer connections and Nortel Passport ATM switches in combination with Cisco core and edge routers for advanced data services. The Nortel DMS 500 switch is a reliable, proven platform for providing local services. The Nortel Passport ATM switch is highly flexible and integrates well with the Cisco IP platforms to provide network services over common network infrastructures.

  Colocations and Edge Equipment

        We use the Zhone Technologies, Inc. Universal Edge 9000, or UE9000, access node equipment in each of the 101 ILEC central offices with physical colocation sites to provide local analog line service to our customers. The UE9000 access node enables effective delivery of industry standard voice service offerings. We have also deployed Zhone Sechtor 300 devices in our switch rooms and various colocations and, together with the addition of an integrated access device at the customer location, we are able to offer network services over a single T1 line. The UE9000 and Sechtor 300 devices are high density voice and data equipment that fit into a single network bay, thereby reducing costly colocation space in ILEC central offices.

  Intra-City Transport Deployment

        As customer line concentrations increase in a colocation, we are able to take advantage of carrier diversity techniques. Transport between our switches and our colocations is provided over more than one route in all cases and is purchased from more than one provider in most cases. Using multiple routes and providers give us a more robust network that maintains functionality should a transport route incur a failure. By diversifying our high capacity circuits across multiple vendors in each market, we maintain higher levels of network reliability and lower network costs.

  Inter-City ATM Backbone Network

        Our Nortel Passport ATM switches provide data traffic switching in our major markets. These Passport switches are interconnected through leased long-haul transport obtained from multiple wholesale providers. This ATM backbone carries both voice and data traffic over shared connections between switch locations. Customer access to the Internet and virtual private networks travel over this network. ATM is a fully redundant, state-of-the-art transmission and switching technology that is more efficient than traditional dedicated circuit networks.

  Customer Access Methods

        We have the ability to serve small and medium-sized businesses in our markets by one or more of the following methods:

  •
  T1. Customers with greater than 10 voice lines at a single location can be served with leased high capacity connections directly from our colocation equipment to the customer's location. We also offer the ability to share a single T1 connection for both voice and data services and allocate the circuit capacity for voice and data depending upon customer requirements. With this option, a customer with as few as six total voice and data lines can take advantage of this integrated offering. For the nine months ended September 30, 2004, 58% of new access lines installed were installed on T1 circuits.

  •
  UNE. To provide analog voice services, we colocate our telephone access equipment in the ILEC's central offices and lease the ILEC's facilities, known as unbundled network elements, or UNEs, to connect customer locations to our colocation equipment. Customer locations with fewer than 10 phone lines are most likely to be served with this method. We provide broad facilities-based coverage by colocating in densely-populated areas so that we can access UNEs reaching approximately 70% of the estimated business access lines within our selling areas from approximately 25% of the available ILEC central offices.

  •
  DSL. We provide dedicated connections over a pair of copper wires using DSL technology. Our customers use DSL lines for data applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia. DSL is provided on the same copper wires as voice service or as a dedicated line dependent upon customer upstream data speed requirements. DSL is not available to all customers due to copper loop length limitations and ILEC plant configurations.

  •
  UNE-P. We also provide service via the UNE-P platform, typically to multi-location customers who need additional access lines in locations where we do not own facilities. As of December 31, 2003, 26% of our total access lines in service were off-net. In addition, for the nine months ended September 30, 2004, new access lines installed off-net represented 9.2% of our total new access lines installed during this period.

  •
  Centrex Resale. We resell Centrex services in the Reno market. Centrex is a value-added business telephone service we purchase from SBC at wholesale rates and invoice on our own bill. We can serve customers having from two to 40 lines at a single location with this method.

Back Office Systems

        We operate various management information, network provisioning, customer billing and other back office systems to support the functions of network and traffic management, customer service and customer billing. We believe we have selected and implemented the best application for each function. The following table includes our key installed and operational back office systems:

Function	Developer	System	Implemented
Billing	Daleen	RevChain	2003
CABS / Mediation	Intec	CABS, Intermediate	2002
Proposal / Contract Generation	Eschelon Telecom, Inc.	Proposal Generator	2002
Electronic Bonding	DSET	EzLocal	2002
Sales Contract Management	Mindwrap	Optix	2002
Electronic Bill Presentment / Payment	CallVision	CallVision	2002
Traffic Management	Acterna	TDC&E	2000
Sales Force Automation / Customer Relationship Management	ONYX	OEP	2000
Facilities / Workflow Management	MetaSolv	TBS	2000
Financial Reporting	Hyperion	Essbase	2000
Trouble Diagnostics and Management	Nortel	Access Care	2000
BTS	Intrix	Titan	1996

Competition

        The communications industry is highly competitive. We believe we compete principally by offering superior customer service, accurate billing, a broad set of services and competitive pricing. Our ability to compete effectively depends upon our continued ability to maintain high quality, market-driven services at prices below those charged by the ILECs. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us.

  ILECs

        In our existing markets, we compete principally with Qwest. Qwest and other ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenue from a variety of businesses and currently benefit from existing regulations that favor ILECs over us in some respects. As a relatively recent entrant in the communications services industry, we may not achieve a major share of the market for any of our services in our markets. While regulatory initiatives based on the Telecommunications Act, which allow competitive service providers such as us to interconnect with Qwest's facilities, provide increased business opportunities for us, these interconnection opportunities have been, and likely will continue to be, accompanied by increased pricing flexibility for and relaxation of regulatory oversight of Qwest and the other ILECs. Future regulatory decisions could grant the ILECs increased pricing flexibility or other regulatory relief. These initiatives could have a material adverse effect on us.

  Competitive Service Providers and Other Market Entrants

        We also face competition from other competitive service providers. Consolidation and strategic alliances within the communications industry or the development of new technologies could put us at a competitive disadvantage. The Telecommunications Act radically altered the market opportunity for new competitive service providers. Because the Telecommunications Act requires ILECs to unbundle their networks, new competitive service providers are able to rapidly enter the market by installing switches and leasing local loops.

        In addition to the new competitive service providers, ILECs and other competitors described above, we may face competition from other market entrants such as electric utilities, cable television companies, wireless companies and virtual service providers using VoIP over the public Internet or private networks. Electric utility companies have existing assets and low cost access to capital which could allow them to enter a market rapidly and accelerate network development. Cable television companies are entering the communications market by upgrading their networks with hybrid fiber coaxial lines and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Wireless companies are developing wireless technology for deployment in the United States, intending to provide a broadband substitute for traditional wireline local telephones. Some companies are delivering voice communications over the Internet.

  Long Distance Service

        The long distance communications industry has numerous entities competing for the same customers which has historically created high churn as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Our primary competitors for long distance services are IXCs, ILECs and resellers. We believe that pricing levels are a principal competitive factor in providing long distance service; however, we seek to avoid direct price competition by packaging long distance service, local service, customer premise equipment and Internet access service together with a simple pricing plan.

  Business Telephone Systems Sales

        We compete with numerous equipment vendors and installers and communications management companies for business telephone systems and related services. We generally offer our products at prices consistent with other providers and differentiate our service through our product packages and customer service.

  Data/Internet Services

        The Internet services market is highly competitive, and we expect that competition will continue to intensify. Internet service, meaning both Internet access and on-line content services, is provided by Internet services providers, ILECs, satellite-based companies, long distance providers and cable television companies. Many of these companies provide direct access to the Internet and a variety of supporting services to businesses and individuals. In addition, many of these companies, such as AOL and MSN, offer on-line content services consisting of access to closed, proprietary information networks. Long distance providers, among others, are aggressively entering the Internet access markets. Long distance providers have substantial transmission capabilities, traditionally carry data to large numbers of customers and have an established billing system infrastructure that permits them to add new services. Satellite companies are offering broadband access to Internet from desktop PCs. Cable companies are providing Internet services using cable modems to customers in major markets. Many of these competitors have substantially greater brand recognition and more financial, technological, marketing, personnel and other resources than those available to us.

Employees

        As of September 30, 2004, we had 933 full-time equivalent employees. Twenty-seven technicians who install and service BTS are members of the International Brotherhood of Electrical Workers. The current collective bargaining agreement is in effect through February 28, 2005.

        We believe that relations with our employees, including members of the labor union, are good. We have not experienced any work stoppage due to labor disputes.

Properties

        We are headquartered in Minneapolis, Minnesota and currently conduct our principal operations in Minnesota, Washington, Oregon, Colorado, Arizona, Utah and Nevada.

        We do not own any of our facilities. The table below lists our current leased facilities:

Location	Lease Expiration	Square Footage	Purpose
Minneapolis, MN	November 30, 2012	95,037	Main Office
Minneapolis, MN	May 31, 2009	17,342	Switch Facility/NOC
Minneapolis, MN	November 30, 2004(1)	7,461	Office
Minneapolis, MN	June 30, 2005	4,887	Data Switch Facility
Golden Valley, MN	January 31, 2007	33,246	Office/Warehouse
Phoenix, AZ	May 15, 2010	5,545	Switch Facility
Phoenix, AZ	February 1, 2009	9,391	Office
Denver, CO	January 31, 2011	6,000	Switch Facility
Wheatridge, CO	June 15, 2005	9,000	Office/Warehouse
Wheatridge, CO	November 30, 2006	9,514	Office/Warehouse
Greenwood Village, CO	January 31, 2009	3,965	Office
Reno, NV	July 31, 2006	1,443	Office
Reno, NV	June 1, 2011	6,053	Switch Facility
Portland, OR	December 31, 2009	4,878	Switch Facility
Portland, OR	November 30, 2004(1)	2,529	Office
Portland, OR	June 30, 2008	15,033	Office/Warehouse
Salem, OR	May 14, 2005	1,800	Office
Eugene, OR	December 31, 2004	1,950	Office
Salt Lake City, UT	January 31, 2010	6,744	Switch Facility
Murray, UT	May 14, 2005	9,084	Office
Murray, UT	June 14, 2005	1,363	Warehouse
Seattle, WA	December 31, 2009	12,645	Switch Facility
Tukwila, WA	August 31, 2009	18,803	Office/Warehouse
Tacoma, WA	August 31, 2009	3,332	Office

  (1)
  Will not be renewed.

Legal Proceedings

        On August 2, 2004, a Nevada state court entered a judgment against us for intentionally interfering with a former salesperson's economic relationship with his new employer in the amount of $376,000 plus costs. We had reason to believe the former employee was violating his non-solicitation agreement with us.

On August 30, 2004 we appealed the judgment because, among other reasons, the jury was not instructed to consider whether we were justified in informing the new employer of the agreement and our intent to enforce it. We recently settled this case, agreeing to pay $300,000 in three annual installments.

        In October, 2004, a former employee filed a suit against us in federal district court in Minnesota alleging that in terminating his employment we violated the federal Age Discrimination in Employment Act and the Minnesota Human Rights Act. We rejected an offer from the plaintiff to settle his claims in return for a payment of $250,000, because we do not believe his claims have any merit. We will vigorously defend against these claims, but we cannot predict the outcome of the lawsuit.

        We are a party to several complaint proceedings against Qwest filed with the Arizona, Colorado, Minnesota and Washington PUCs and two federal court lawsuits involving Qwest. The Minnesota PUC ordered Qwest to pay us $500,000 as a refund of overcharges related to enhanced extended loops and the refund has been received. We have appealed the recent unfavorable decisions by the Minnesota PUC in relation to our complaints regarding Qwest's withholding of Direct Measures of Quality, or DMOQ, billing credits and our request for a refund from Qwest for overcharges for our colocations. The Minnesota PUC and the Arizona Corporation Commission recently granted, and the Washington PUC denied in part and granted in part, our complaints regarding retroactive application of certain favorable UNE rates. We have appealed the Washington decision on the basis that its decision was contrary to the evidence. We have filed a similar complaint in Colorado. The Colorado Commission recently ruled that in our favor. Qwest may still appeal the ruling. We continue to pursue a lawsuit against Qwest in the United States District Court, Western District of Washington regarding the financial harm we have suffered as a result of Qwest's violations of our interconnection agreements by failing to provide accurate records relating to interstate and intrastate long distance calls, failing to develop an unbundled network platform and failing to make DSL available for resale. The Federal District Court recently denied Qwest's federal court appeal of the Minnesota PUC's UNE Cost Order. Qwest also recently filed an appeal with the Federal Court of Appeals. If Qwest is successful, our UNE rates in Minnesota could increase. We are in settlement discussions with the Department of Commerce, and we have terminated several of the agreements involved.

        We are a party to certain regulatory investigations underway in Arizona, Colorado, Oregon and Washington relating to the alleged failure of Qwest and several CLECs, including us, to submit interconnection agreements for approval by state regulatory agencies. The Washington Commission has approved a settlement under which we paid $25,000 and provided testimony in return for dismissal of the case against Eschelon. We cannot predict the outcome of the Arizona, Colorado or Oregon investigations or the effect that any corresponding regulatory actions may have on our business. A similar investigation by the Minnesota PUC resulted in no direct penalties against us. The Minnesota Department of Commerce has filed a complaint with the Minnesota PUC concerning agreements that CLECs, including us, have with certain interexchange carriers for pricing access services. They have asserted that the agreements are unlawfully discriminatory and required to be filed.

        We are disputing the amount of a bond that we are required to post with the Arizona Corporation Commission. The Arizona Corporation Commission could require us to post a bond of up to $5.0 million, rather than the $400,000 bond currently posted.

        We cannot predict the outcome of any of these proceedings or their effect on our business.

REGULATION

Overview

        We are subject to federal, state, local and foreign laws, regulations, and orders affecting the rates, terms, and conditions of certain of our service offerings, our costs, and other aspects of our operations, including our relations with other service providers. Regulation varies from jurisdiction to jurisdiction, and may change in response to judicial proceedings, legislative and administrative proposals, government policies, competition, and technological developments. We cannot predict what impact, if any, such changes or proceedings may have on our business or results of operations, and we cannot guarantee that regulatory authorities will not raise material issues regarding our compliance with applicable regulations.

        The FCC has jurisdiction over our facilities and services to the extent they are used in the provision of interstate or international communications services. State regulatory commissions, commonly referred to as PUCs, generally have jurisdiction over facilities and services to the extent they are used in the provision of intrastate services. Local governments may regulate aspects of our business through zoning requirements, permit or right-of-way procedures, and franchise fees. Foreign laws and regulations apply to communications that originate or terminate in a foreign country. Generally, the FCC and PUCs do not regulate Internet, video conferencing, or certain data services, although the underlying communications components of such offerings may be regulated. Our operations also are subject to various environmental, building, safety, health, and other governmental laws and regulations.

        Federal law generally preempts state statutes and regulations that restrict the provision of competitive local, long distance and enhanced services; consequently, we generally are free to provide the full range of local, long distance and data services in every state. While this federal preemption greatly increases our potential for growth, it also increases the amount of competition to which we may be subject. Enforcing federal preemption against certain state policies and programs may be costly and may involve considerable delay.

Federal Regulation

        The Communications Act of 1934, as amended, or the Communications Act, grants the FCC authority to regulate interstate and foreign communications by wire or radio. We are regulated by the FCC as a non-dominant carrier and are subject to less comprehensive regulation than dominant carriers, but we remain subject to numerous requirements of the Communications Act, including certain provisions of Title II applicable to all common carriers, which require us to offer service upon reasonable request and pursuant to just and reasonable charges and terms, and which prohibit any unjust or unreasonable discrimination in charges or terms. The FCC has authority to impose additional requirements on non-dominant carriers.

        The Telecommunications Act of 1996, or the Telecommunications Act, amended the Communications Act to eliminate many barriers to competition in the U.S. communications industry. The Telecommunications Act set basic standards for relationships between communications providers, including relationships between new entrants and RBOCs and other ILECs. In general, the Telecommunications Act requires ILECs to provide competitors with nondiscriminatory access to and interconnection with ILEC networks, and to provide UNEs at cost-based prices. The FCC and PUCs have adopted extensive rules to implement the Telecommunications Act and to encourage competition.

  Long Distance Competition

        Section 271 of the Communications Act, enacted as part of the Telecommunications Act, established a process by which an RBOC could obtain authority to provide long distance service in a state within its region. The process required demonstrating to the FCC that the RBOC has adhered to a 14-point competitive checklist and that granting such authority would be in the public interest. On December 3, 2003, Qwest received FCC approval to provide in-state long distance service in the last of the 14 states in its region. Each of the other three RBOCs, Verizon, SBC, and BellSouth, already had received FCC approval to provide long distance services in each state within its respective region. Receipt of Section 271 authority by the RBOCs has resulted in increased competition in certain markets and services. Section 272 of the Communications Act requires that for a period of three years after receiving Section 271 approval in any state, an RBOC must provide long-distance services through a separate affiliate and comply with certain other structural and operational safeguards. This separate affiliate requirement expires in each state automatically, unless the FCC extends the three-year period.

        The RBOCs have a continuing obligation to comply with the 14-point competitive checklist, and are subject to continuing oversight by the FCC and PUCs. Each RBOC must comply with state-specific Performance Assurance Plans, or PAPs, pursuant to which an RBOC that fails to provide access to its facilities in a timely and commercially sufficient manner must provide to affected CLECs compensation in the form of cash or service credits. We have received PAP payments from Qwest in Colorado, Oregon, Utah and Washington. We expect to receive shortly PAP payments in Minnesota, as a result of a recent order by that state's PUC, and we have received DMOQ payments from Qwest for Minnesota. We are eligible to receive PAP payments in Arizona. Our ability to obtain adequate interconnection and access to UNEs on a timely basis could be adversely affected by an RBOC's failure to comply with its Section 271 obligations.

  Local Service Regulation

        The Telecommunications Act required the FCC, in addition to overseeing the entry of the RBOCs into the long distance market, to establish national rules implementing the local competition provisions of the Telecommunications Act, which impose duties on all local exchange carriers, including CLECs, to provide network interconnection, reciprocal compensation, resale, number portability, and access to rights-of-way. We are required to comply with these statutory obligations and the FCC's implementing rules.

        The Telecommunications Act imposes additional duties on ILECs, including the duty to provide access on an unbundled basis to individual UNEs, including network facilities, features, and capabilities, on non-discriminatory terms and cost-based rates; to allow competitors to interconnect with their networks in a nondiscriminatory manner at any technically feasible point on their networks; to permit colocation of competitors' equipment at ILEC premises; and to offer their retail services for resale at wholesale rates.

  Unbundled Network Elements

        The Telecommunications Act requires ILECs to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point on rates, terms and conditions that are just, reasonable and non-discriminatory, in accordance with the other requirements set forth in Sections 251 and 252 of the Communications Act. The Telecommunications Act gives the FCC authority to determine which network elements must be made available to requesting carriers such as Eschelon. For network elements that are not proprietary, the Commission is required to determine whether the failure to provide access to such network elements would impair the ability of the carrier seeking access to provide the services it seeks to offer. The FCC has determined that most network elements are nonproprietary in nature and thus are subject to the "impair" standard. The FCC's initial list of ILEC network elements that are required to be unbundled on a national basis, or UNEs, was released in 1996.

        When the FCC first adopted UNE rules, it indicated that it would reexamine the list of UNEs every three years. In December 2001, the FCC initiated its first so-called "triennial review" of those rules. In August 2003, in the Triennial Review Order, or TRO, the FCC substantially modified its rules governing access to UNEs. The FCC redefined the "impair" standard, concluding that a requesting carrier is impaired when a lack of access to a UNE poses barriers to entry, including operational and economic barriers that are likely to make entry into a market uneconomic. The FCC limited requesting carrier access to certain aspects of the loop, transport, switching and signaling/databases UNEs but continued to require some unbundling of these elements. In the TRO, the FCC also determined that certain broadband elements, including fiber-to-the-home, or FTTH, loops in greenfield situations, broadband services over FTTH loops in overbuild situations, packet switching, and the packetized portion of hybrid loops, are not subject to unbundling obligations.

        On March 2, 2004, the U.S. Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, in United States Telecom Ass'n v. FCC, or the USTA II decision, vacated certain portions of the TRO and remanded to the FCC for further proceedings. Specifically, the D.C. Circuit vacated the FCC's delegation of decision-making authority to state commissions and several of the FCC's nationwide impairment determinations. The D.C. Circuit also found that the FCC used a flawed methodology when making certain impairment determinations, including those relating to the mass market switching and local transport network elements, and remanded those determinations to the FCC for further analysis and justification. The D.C. Circuit affirmed the FCC's decision to relieve the ILECs from unbundling obligations with respect to broadband elements. The D.C. Circuit did not make a formal pronouncement regarding the status of the FCC's finding regarding enterprise market loops.

        The FCC and the Solicitor General declined to seek certiorari from the Supreme Court. The National Association of Regulatory Utility Commissioners and a coalition of CLECs, including Eschelon, separately petitioned for certiorari. The Supreme Court has denied those petitions.

        On August 20, 2004, the FCC issued a Notice of Proposed Rulemaking seeking public comment on alternative rules to implement ILEC unbundling obligations consistent with the USTA decision. Eschelon participated in this proceeding, filing comments both on its own behalf and jointly with other parties. On December 15, 2004, the FCC adopted, but did not release, an Order containing revised rules. The Order will become effective 30 days after it is published in the Federal Register. Based on FCC News Releases and public statements by the FCC Commissioners, we understand that the following changes have been adopted: First, unbundled switching will be eliminated after a one-year transition period. During the transition, carriers will pay $1 per line more for unbundled switching and may not order new lines. Second, DS1 transport UNEs will no longer be available between wire centers that contain at least 38,000 business lines or have at least four fiber-based colocators. Third, DS3 transport or dark fiber UNEs will no longer be available between wire centers containing at least 24,000 business lines or at least three fiber-based colocators. Fourth, transport UNEs between ILEC wire centers and CLEC switches will no longer be available. Fifth, DS1 UNE loops will not be available to any building in a wire center containing at least 60,000 business lines and at least four fiber-based colocators. Sixth, DS3 UNE loops will not be available to any building in a wire center containing at least 38,000 business lines and at least four fiber-based colocators. Seventh, dark fiber UNE loops will no longer be available. We also understand that the Order will provide for a one-year transition period for DS1 and DS3 transport and loops and an 18-month transition period for dark fiber facilities. Rates for UNEs that are no longer available will increase by fifteen percent during the transition year, and CLECs will not be able to order additional UNEs along routes or to buildings that no longer qualify.

        We do not have sufficient information at this time to determine precisely how the Order may affect us. With respect to UNE-P lines, we are in the process of determining how many lines we may be able to migrate to our own switches. As the bulk of our UNE-P lines are located within the Qwest region. we also are considering whether to accept Qwest's Platform Plus ("QPP"). Under QPP, we would continue to have access to unbundled switching over a three-year period at gradually increasing rates. With respect to UNE loops and transport, we do not know how many business lines or fiber-based colocators are present at each ILEC wire center and consequently cannot predict the effect of the new rules on our business.

        Shortly after adoption of the FCC Order, the ILECs petitioned the D.C. Circuit, asking it to retain jurisdiction over the proceeding and also to adopt an expedited briefing schedule for the appeal of the Order once it is released. The FCC and various CLECs filed responses, arguing that no intervention by the Court is not necessary. We cannot predict when the Order will become effective or whether the Court will intervene.

        In orders released in August 2004, the FCC extended unbundling relief to FTTH loops serving predominantly residential multiple dwelling units, or MDUs, and granted the same unbundling relief to fiber-to-the-curb, or FTTC, that it has applied to FTTH.

        On October 27, 2004, the FCC issued an order granting requests by the RBOCs that the FCC forbear from enforcing the independent unbundling requirements of Section 271 of the Communications Act with regard to the broadband elements that the FCC had determined in the TRO are not subject to unbundling obligations (FTTH loops, FTTC loops, packet switching the packetized functionality of hybrid loops, and packet switching). The FCC declined to address broader forbearance requests by SBC and Qwest, who had asked the FCC to forbear from applying applicable Section 271 requirements to any element that the FCC has determined no longer meets the impairment standard. Legal challenges to these orders continue.

        Following the TRO, Qwest and the other ILECs informed us that they planned to invoke the "change of law" provisions in our interconnection agreements. These provisions generally provide that when a party to the agreement believes that its obligations under the agreement have changed as a result of a change in applicable law, it may request that the other party enter into negotiations to amend the agreement, and that in the event the parties are unable to agree upon an amendment, the dispute is to be arbitrated either by a neutral arbitrator or by the relevant state commission. We do not know when any such negotiations might begin or conclude or the impact on our business of any amendments to our interconnection agreements resulting from such negotiations.

        FCC rules implementing the local competition provisions of the Telecommunications Act permit CLECs to lease UNEs at rates determined by PUCs employing the FCC's Total Element Long Run Incremental Cost, or TELRIC, forward looking, cost-based pricing model. On September 15, 2003, the FCC opened a proceeding reexamining the TELRIC methodology and wholesale pricing rules for communications services made available for resale by ILECs in accordance with the Telecommunications Act. This proceeding will comprehensively re-examine whether the TELRIC pricing model produces unpredictable pricing inconsistent with appropriate economic signals; fails to adequately reflect the real-world attributes of the routing and topography of an ILEC's network; and creates disincentives to investment in facilities by understating forward-looking costs in pricing RBOC network facilities and overstating efficiency assumptions. We have participated in this proceeding as a member of a consortium of CLECs. To date the FCC has not yet issued revised TELRIC rules. The application and effect of a revised TELRIC pricing model on the communications industry generally and on certain of our business activities cannot be determined at this time.

  Interconnection Agreements

        Pursuant to FCC rules implementing the Telecommunications Act, we negotiate interconnection agreements with ILECs to obtain access to UNEs and services, generally on a state-by-state basis. These agreements typically have three year terms. We currently have interconnection agreements in effect with Qwest for the states of Arizona, Colorado, Minnesota, Oregon, Utah and Washington. We also currently have interconnection agreements in effect with SBC for the state of Nevada, and with Verizon for the states of Washington and Oregon. If we enter new markets, we expect to establish interconnection agreements with ILECs on an individual state basis. Our agreements generally are subject to amendment based upon a change of law, such as the TRO or the USTA II decision. Qwest, SBC and Verizon have notified us that they intend to negotiate amendments to our interconnection agreements in response to the regulatory changes effected by the TRO, and we expect these negotiations will be affected by continuing litigation and regulatory actions relating to the TRO.

        We are in the process of renegotiating our interconnection agreements with Qwest for Colorado, Minnesota, and Washington and our agreement with SBC for Nevada. SBC has filed a complaint with the Nevada PUC against a group of CLECs, including us, and has asked the PUC to order those CLECs to adopt an interconnection agreement amendment proposed by SBC. The PUC has not yet ruled on the complaint. We anticipate that the renegotiations will commence in the near future for our interconnection agreements with Qwest in Arizona, Oregon, and Utah. We have had discussions with Verizon regarding renegotiation of our interconnection agreement for Oregon. If any negotiation process does not produce, in a timely manner, an interconnection agreement that we find acceptable, we may petition the applicable PUC to arbitrate any disputed issues. Arbitration decisions in turn may be appealed to federal courts. We cannot predict how successful we will be in negotiating terms critical to our provision of local network services, and we may be forced to arbitrate certain provisions of necessary agreements. We are not a party to any current interconnection agreement arbitration proceeding. Other interconnection agreement arbitration proceedings before various state commissions may result in decisions that could affect our business, but we cannot predict the extent of any such impact. As an alternative to negotiating an interconnection agreement, we may adopt another carrier's approved agreement, in its entirety.

  Colocation

        FCC rules generally require ILECs to permit competitors to colocate equipment used for interconnection and/or access to UNEs. Changes to those rules, upheld in 2002 by the D.C. Circuit, allow competitors to colocate multifunctional equipment and require ILECs to provision cross-connects between colocated carriers. We cannot determine the effect, if any, of future changes in the FCC's colocation rules on our business or operations.

  Access Charges

        We purchase long distance service on a wholesale basis from an IXC who pays access fees to local exchange carriers for the origination and termination of our long distance communications traffic. Generally, intrastate access charges are higher than interstate access charges. Therefore, to the degree access charges increase or a greater percentage of our long distance traffic is intrastate, our costs of providing long distance services will increase. As a local exchange provider, we bill long distance providers access charges for the origination and termination of those providers' long distance calls. Accordingly, in contrast with our long distance operations, our local exchange business benefits from the receipt of intrastate and interstate long distance traffic. As an entity that collects and remits access charges, we must properly track and record the jurisdiction of our communications traffic and remit or collect access charges accordingly. The result of any changes to the existing regulatory scheme for access charges or a determination that we have been improperly recording the jurisdiction of our communications traffic could have a material adverse effect on our business.

        The FCC has indicated that its existing carrier compensation rules constitute transitional regimes that will conclude in mid-2005, when a new interstate intercarrier compensation regime based on bill-and-keep or another alternative should be in place. Because we both make payments to and receive payments from other carriers for the exchange of local and long distance calls, we will be affected by changes in the FCC's intercarrier compensation rules. We cannot predict the impact that any such changes may have on our business.

        Our costs of providing long distance services, and our revenues for providing local services, also are affected by changes in access charge rates imposed on CLECs. Pursuant to the FCC's 2001 CLEC Access Charge Order, which lowered the rates that CLECs may charge long distance carriers for the origination and termination of calls over local facilities, access rates were reduced during Fiscal 2003 and will be reduced again during Fiscal 2004. AT&T and Sprint have appealed the CLEC Access Charge Order to the D.C. Circuit, arguing that the FCC's benchmark rates are too high.

        The FCC issued the first Access Charge Reform Report and Order in 1997. Although the FCC has since issued five further orders in that docket, several petitions for reconsideration and clarification of the 1997 Order remain pending. On December 15, 2003, the FCC issued a public notice requesting that the parties to such petitions file supplemental notices identifying any issues that were raised in the petitions and which have not been otherwise resolved. We cannot predict whether the FCC will further modify its access charge rules as a result of this proceeding, or the effect that any such changes would have on our business.

        Over the last several years, the FCC has granted ILECs significant flexibility in pricing interstate special and switched access services. In August 1999, the FCC granted immediate pricing flexibility to many ILECs and established a framework for granting greater flexibility in the pricing of all interstate access services once an ILEC market satisfies certain prescribed competitive criteria. In February 2001, the D.C. Circuit upheld the FCC's prescribed competitive criteria. To date, the FCC has granted pricing flexibility in numerous specific markets to the RBOCs, including Qwest. This pricing flexibility may result in Qwest lowering its prices in high traffic density areas, including areas where we compete or plan to compete. We anticipate that the FCC will continue to grant ILECs greater pricing flexibility for access services if the number of actual and potential competitors increases in each of these markets.

  Detariffing

        Consistent with other deregulatory measures, the FCC has largely eliminated carriers' obligations to file with the FCC tariffs containing prices, terms and conditions of service. All carriers, including us, were required to complete this detariffing process for interstate domestic commercial, or customer-specific, services by January 31, 2001, for consumer mass-market services by July 31, 2001, and for international services by January 2002. In lieu of federal tariffs, the FCC requires carriers with corporate web sites to post information relating to the rates, terms, and conditions of services on their web sites. Detariffing precludes our ability to rely on filed rates, terms, and conditions as a means of providing notice to customers of prices, terms and conditions under which we offer services, and requires us instead to rely on individually negotiated agreements with end users. We remain subject to the Communications Act's requirements that rates, terms and conditions of communications service be just, reasonable, and not discriminatory, and we are subject to the FCC's jurisdiction over customer complaints regarding our communications services.

        In 2002, a coalition of consumer-protection advocates and PUCs asked the FCC to require non-dominant IXCs to give at least 30 days advance written notice to their presubscribed customers of any material change to the rates, terms or conditions of a carrier-customer agreement. The coalition argued that since detariffing took effect, customer agreements generally offered by large long-distance carriers reserve for the carriers the right to unilaterally change rates, terms and conditions at any time, thereby preventing consumers from making informed decisions regarding the terms under which they acquire service from carriers. To date, the FCC has not instituted such a proceeding. If adopted, such requirements could constrain our ability to modify our rates, terms and conditions in response to competitive market pressures.

  Universal Service

        Section 254 of the Communications Act and the FCC's implementing rules require all communications carriers providing interstate or international communications services to periodically contribute to the Universal Service Fund, or USF. The USF supports four programs administered by the Universal Service Administrative Company with oversight from the FCC: (i) communications and information services for schools and libraries, (ii) communications and information services for rural health care providers, (iii) basic telephone service in regions characterized by high communications costs or low income levels, and (iv) interstate common line support. Periodic USF contribution requirements currently are measured and assessed based on the total subsidy funding needs and each contributor's percentage of the total of certain interstate and international end user communications revenues reported to the FCC by all communications carriers. We measure and report our revenues in accordance with rules adopted by the FCC. The contribution rate factors are calculated and revised quarterly and we are billed for our contribution requirements each month based on projected interstate and international end-user communications revenues, subject to periodic true up.

        USF contributions may be passed through to consumers on an equitable and nondiscriminatory basis either as a component of the rate charged for communications services or as a separately invoiced line item. Since April 1, 2003, communications carriers have been prohibited from using a separate line item on invoices to identify as a recovery of USF contributions amounts that exceed the rate of actual USF contributions.

        A proceeding pending before the FCC has the potential to significantly alter our USF contribution obligations. The FCC is considering changing the basis upon which our USF contributions are determined from a revenue percentage measurement to a connection or telephone number measurement. Adoption of this proposal could have a material adverse affect on our costs, our ability to separately list USF contributions on end-user bills, and our ability to collect these fees from our customers.

        The application and effect of changes to the USF contribution requirements and similar state requirements on the communications industry generally and on certain of our business activities cannot be predicted. If our collection procedures result in over collection, we could be required to make reimbursements of such over collection and be subject to penalty, which could have a material adverse affect on our business, financial condition and results of operations. If a federal or state regulatory body determines that we have incorrectly calculated or remitted any USF contribution, we could be subject to the assessment and collection of past due remittances as well as interest and penalties thereon.

  Telephone Numbering

        The FCC oversees the administration and the assignment of local telephone numbers, an important asset to voice carriers, by NeuStar, Inc., in its capacity as North American Numbering Plan Administrator. Extensive FCC regulations govern telephone numbering, area code designation, and dialing procedures. Since 1996, the FCC has permitted businesses and residential customers to retain their telephone numbers when changing local telephone companies, referred to as Local Number Portability. The availability of number portability is important to competitive carriers like us, because customers, especially businesses, may be less likely to switch to a competitive carrier if they cannot retain their existing telephone numbers.

        The FCC and PUCs work with industry groups and companies to address potential problems stemming from the depletion in certain markets of the pool of telephone numbers which communications service providers make available to their customers. If a sufficient amount of telephone numbers is not available to us in a market, our operations in that market may be adversely affected or we may be unable to enter that market until sufficient numbers become available. Consolidation among operating CLECs appears to have reduced the demand for new blocks of telephone numbers and the risk of telephone number depletion, at least in the short term.

  Slamming

        A customer's choice of local or long distance communications company is encoded in the customer's record, which is used to route the customer's calls so that the customer is served and billed by the desired company. A customer may change service providers at any time, but the FCC and some states regulate this process and require that specific procedures be followed. Slamming occurs when these specific procedures are not followed, such as when a customer's service provider is changed without proper authorization or as a result of fraud. The FCC has levied substantial fines for slamming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. We maintain internal procedures designed to ensure that our new subscribers are switched to us and billed in accordance with Federal and state regulations. Because of the volume of service orders that we may process, it is possible that some carrier changes inadvertently may be processed without authorization. Therefore, we cannot assure that we will not be subject to slamming complaints in the future.

  Communications Assistance for Law Enforcement Act

        The Communications Assistance for Law Enforcement Act, or CALEA, requires communications providers to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant, and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. Because we provide facilities-based services, we incur costs in meeting these requirements. Noncompliance with these requirements could result in substantial fines. Although we will attempt to comply, we cannot assure that we would not be subject to a fine in the future.

  Network Information

        FCC rules protect the privacy of certain information about customers that communications carriers, including us, acquire in the course of providing communications services. Such protected information, known as Customer Proprietary Network Information, or CPNI, includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. The FCC's initial CPNI rules prevented a carrier from using CPNI to market certain services without the express approval of the affected customer, referred to as an opt-in approach. In July 2002, the FCC revised its opt-in rules in a manner that limits our ability to use the CPNI of our subscribers without first engaging in extensive customer service processes and record keeping. We use our subscribers' CPNI in accordance with applicable regulatory requirements. However, if a federal or state regulatory body determines that we have implemented those guidelines incorrectly, we could be subject to fines or penalties. In addition, correcting our internal customer systems and CPNI processes could generate significant administrative expenses.

  Regulation of Internet Service Providers and VoIP

        To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the USF. Nevertheless, regulations governing the disclosure of confidential communications, copyright, excise tax and other requirements may apply to our Internet access services. In addition, Congress has passed a number of laws that concern the Internet and Internet users. Generally, these laws limit the potential liability of ISPs and hosting companies that do not knowingly engage in unlawful activity. Congress is actively considering a variety of Internet regulation bills, some of which, if signed into law, could impose obligations on us to monitor the Internet activities of our customers.

        Where communications service providers have offered enhanced services in addition to their communications services, the FCC and PUCs generally have exempted the enhanced service component and its associated revenue from legacy communications regulations. Some of the services we provide are enhanced services. Future and pending FCC and state proceedings may significantly affect our future provision of enhanced services.

        The use of the public Internet and private Internet protocol networks to provide voice communications services, including voice-over-Internet protocol, or VoIP, is a relatively recent market development. The provision of such services is largely unregulated within the United States. In a 1998 Report to Congress, the FCC declined to conclude that IP telephony services constitute telecommunications services and stated that it would undertake a subsequent examination of whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. The FCC indicated that, in the future, it would consider the extent to which phone-to-phone Internet telephony providers could be considered telecommunications carriers such that they could be subject to regulations governing traditional telephone companies. The FCC also stated that, although it did not have a sufficient record upon which to make a definitive ruling, the record suggested that, to the extent that certain forms of phone-to-phone IP telephony appear to possess the same characteristics as traditional communications services and to the extent the providers of those services utilize circuit-switched access in the same manner as IXCs, the FCC may find it reasonable to require that IP telephony providers pay similar access charges. The FCC recognized, however, that it should consider forbearing from imposing rules that would apply to phone-to-phone Internet telephony providers if they were classified as telecommunications carriers. To date, the FCC has not imposed regulatory surcharges or traditional common carrier regulation upon providers of Internet communications services.

        Several pending FCC proceedings will affect the regulatory status of Internet telephony. On February 12, 2004, the FCC adopted a notice of proposed rulemaking to address, in a comprehensive manner, the future regulation of services and applications making use of Internet protocol, including VoIP. In the absence of federal legislation, we expect that through this proceeding the FCC will resolve certain regulatory issues relating to VoIP services and develop a regulatory framework that is unique to IP telephony providers or that subjects VoIP providers to minimal regulatory requirements. We cannot predict when the FCC may take such actions. The FCC may determine that certain types of Internet telephony should be regulated like basic interstate communications services, rendering VoIP calls subject to the access charge regime that permits local telephone companies to charge long distance carriers for the use of the local telephone networks to originate and terminate long-distance calls, generally on a per minute basis. The FCC also may conclude that Internet telephony providers should contribute to the USF. The FCC's pending review of intercarrier compensation policies (discussed above) also may have an adverse impact on enhanced service providers.

        In a series of decisions issued in 2004, the FCC clarified that the FCC, not the state PUCs, has jurisdiction to decide the regulatory status of IP-enabled services, including VoIP. Most recently, on November 12, 2004, in response to a request by Vonage Holdings Corp. (Vonage), a VoIP services provider, the FCC issued an order preempting traditional telephone company regulation of VoIP service by the Minnesota PUC, finding that the service cannot be separated into interstate and intrastate communications without negating federal rules and policies. In September 2003, the Minnesota PUC had issued an order requiring Vonage to comply with Minnesota laws that regulate telephone companies. That order was appealed to the U.S. District Court for the District of Minnesota, which enjoined enforcement of the order pending action by the FCC on Vonage's request for preemption.

        On October 18, 2002, AT&T filed a petition with the FCC seeking a declaratory ruling that would prevent ILECs from imposing traditional circuit-switched access charges on phone-to-phone IP services. In April 2004, the FCC issued an order concluding that, under current rules, AT&T's phone-to-phone IP telephony service is a telecommunications service upon which interstate access charges may be assessed. AT&T's service consists of an interexchange call initiated by an end user who dials 1 + the called number from a regular telephone. When the call reaches AT&T's network, AT&T converts it into an IP format and transports it over AT&T's Internet backbone. AT&T then converts the call back from the IP format and delivers it to the called party through local exchange carrier local business lines. This decision is thus limited to interexchange service that: (1) uses ordinary customer premises equipment with no enhanced functionality; (2) originates and terminates on the public switched telephone network; and (3) undergoes no net protocol conversion and provides no enhanced functionality to end users due to the provider's use of IP technology. The FCC made no determination regarding retroactive application of its ruling, and stated that the decision does not preclude it from adopting a different approach when it resolves the IP-Enabled Services or Intercarrier Compensation rulemaking proceedings.

        On February 5, 2003, pulver.com filed a petition with the FCC seeking a declaratory ruling that its Free World Dialup service, which facilitates point-to-point broadband Internet protocol voice communications, is neither telecommunications nor a telecommunications service as these terms are defined in the Communications Act. The FCC granted the pulver.com petition on February 12, 2004, establishing that Free World Dialup is an information service, as defined in the Communications Act. The FCC limited this finding to VoIP services that, like Free World Dialup, exist solely as an Internet application, similar to electronic mail and instant messaging, and which do not rely on the public switched telephone network. Information services are subject to federal regulatory authority, but may not be regulated by state authorities.

        On December 23, 2003, Level 3 Communications LLC filed a petition asking the FCC to forbear from applying interstate and intrastate access charges to VoIP communications. The FCC issued a Public Notice in January 2004 seeking comment on the petition but has not yet issued a decision.

        Other aspects of VoIP and Internet telephony services, such as regulations relating to the confidentiality of data and communications, copyright issues, taxation of services, licensing and 911 emergency access, may be subject to federal or state regulation. For instance, in 2002 the FCC undertook an examination of whether emergency 911 requirements should be extended to packet-based networks and services. Similarly, changes in the legal and regulatory environment relating to the Internet connectivity market, including regulatory changes that affect communications costs or that may increase the likelihood of competition from RBOCs or other communications companies could increase our costs of providing service.

  Taxes and Regulatory Fees

        We are subject to numerous local, state and federal taxes and regulatory fees, including but not limited to a 3% Federal excise tax on communications service, FCC regulatory fees and public utility commission regulatory fees. We have procedures in place to ensure that we properly collect taxes and fees from our customers and remit such taxes and fees to the appropriate entity pursuant to applicable law and/or regulation. If our collection procedures prove to be insufficient or if a taxing or regulatory authority determines that our remittances were inadequate, we could be required to make additional payments, which could have a material adverse effect on our business.

        On July 2, 2004, the Internal Revenue Service issued an advance notice of proposed rulemaking asking for public comment on expanding the current 3% excise tax to new communications services, such as VoIP and other IP-based services, applications, and technologies, to reflect changes in technology. The comment cycle ended September 30, 2004. We cannot predict the outcome of this proceeding on our business.

State Regulation

        The Communications Act maintains the authority of individual states to impose their own regulation of rates, terms and conditions of intrastate services, so long as such regulation is not inconsistent with the requirements of federal law. Because we provide communications services that originate and terminate within individual states, including both local service and in-state long distance toll calls, we are subject to the jurisdiction of the PUC and other regulators in each state in which we provide such services. For instance, we must obtain a Certificate of Public Convenience and Necessity, or CPCN, or similar authorization before we may commence the provision of communications services in a state. We have obtained CPCNs to provide facilities-based or resold competitive local and interexchange service in Arizona, Colorado, Minnesota, Nevada, Oregon, Utah and Washington. We recently received authorization to provide local and long distance telephone service in Texas and California. There can be no guarantee that we will receive authorizations we may seek in other states in the future. As our local service business expands, we may offer additional intrastate services and may become subject to additional state regulations.

        In addition to requiring certification, state regulatory authorities may impose tariff and filing requirements and obligations to contribute to state universal service and other funds. State commissions also have jurisdiction to approve negotiated rates, and to establish rates through arbitration, for interconnection, including rates for UNEs. Changes in rates for UNEs could have a material adverse effect on our business.

        We also are subject to state laws and regulations regarding slamming, cramming, and other consumer protection and disclosure regulations. These rules could substantially increase the cost of doing business in any particular state. State commissions have issued or proposed several substantial fines against CLECs for slamming or cramming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. A slamming complaint before a state commission could generate substantial litigation expenses. In addition, state law enforcement authorities may use their consumer protection authority against us if we fail to meet applicable state law requirements.

        States also retain the right to sanction a service provider or to revoke certification if a service provider violates relevant laws or regulations. If any regulatory agency were to conclude that we are or were providing intrastate services without the appropriate authority, the agency could initiate enforcement actions, which could include the imposition of fines, a requirement to disgorge revenues, or refusal to grant regulatory authority necessary for the future provision of intrastate services.

        We may be subject to requirements in some states to obtain prior approval for, or notify the state commission of, any transfers of control, sales of assets, corporate reorganizations, issuance of stock or debt instruments and related transactions. Although we believe such authorizations could be obtained in due course, there can be no assurance that state commissions would grant us authority to complete any of these transactions, or that such authority would be granted on a timely basis.

        Rates for intrastate switched access services, which we provide to long-distance companies to originate and terminate in-state toll calls, are subject to the jurisdiction of the state in which the call originated and/or terminated. Such regulation by states could have a material adverse affect on our revenues and business opportunities within that state. PUCs also regulate the rates ILECs charge for interconnection of network elements with, and resale of, services by competitors. In response to the USTA II decision and the FCC's ongoing TRO proceedings, some state commissions have continued proceedings to address issues affecting the rates, terms and conditions of intrastate services while other states suspended or terminated their proceedings. Any such proceedings may affect the rates, terms, and conditions contained in our interconnection agreements. The pricing, terms and conditions under which the ILEC in each of the states in which we currently operate offers such services may preclude our ability to offer a competitively viable and profitable product within these and other states on a going forward basis.

        In September 2003, the Minnesota PUC issued an order requiring Vonage to comply with Minnesota laws that regulate telephone companies. The order was appealed to the U.S. District Court for the District of Minnesota, which enjoined enforcement of the order. The PUC has appealed this ruling to the Eighth Circuit Court of Appeals. Depending on the outcome of this case and related FCC proceedings, other state governments and regulators may assert jurisdiction over the provision of intrastate IP communications services. Various state regulatory authorities already have initiated proceedings to examine the regulatory status of Internet telephony services. While most PUCs have not indicated an intention to impose traditional communications regulatory requirements on IP telephony, some PUCs have issued rulings that may be interpreted differently. For instance, a state court in Colorado has ruled that the use of the Internet to provide certain intrastate services does not exempt an entity from paying intrastate access charges. Prior to imposing regulatory burdens on VoIP providers, however, the Colorado PUC opened a docket to investigate whether it has jurisdiction to regulate VoIP services. Any such state proceedings will be affected by the FCC's IP Telephony rulemaking proceeding, in which the FCC is considering the extent to which conflicting state regulation of IP telephony is preempted.

Local Regulation

        In some municipalities where we have installed facilities, we are required to pay license or franchise fees based on a percentage of our revenue generated from within the municipal boundaries. We cannot guarantee that fees will remain at their current levels following the expiration of existing franchises or that other local jurisdictions will not impose similar fees.

Other Domestic Regulation

        We are subject to a variety of federal, state, and local environmental, safety and health laws, and regulations governing matters such as the generation, storage, handling, use, and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites, and endangered species and the health and safety of employees. We also may be subject to laws requiring the investigation and cleanup of contamination at sites it owns or operates or at third-party waste disposal sites. Such laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination.

        We operate numerous sites in connection with our operations. We are not aware of any liability or alleged liability at any operated sites or third-party waste disposal sites that would be expected to have a material adverse effect on us. Although we monitor our compliance with environmental, safety and health laws and regulations, we cannot give assurances that it has been or will be in complete compliance with these laws and regulations. We may be subject to fines or other sanctions by federal, state and local governmental authorities if we fail to obtain required permits or violate applicable laws and regulations.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Our executive officers, directors and certain other key employees and their ages and years of service as of December 31, 2004 are as follows:

Name	Age	Years of Service	Position(s)
Executive Officers:
Clifford D. Williams	57	8	Chairman of the Board and Founder
Richard A. Smith	54	6	Director, President and Chief Executive Officer
Geoffrey M. Boyd	37	4	Chief Financial Officer
Robert E. Pickens	44	8	Executive Vice President, Marketing
David A. Kunde	45	5	Executive Vice President, Engineering and Network Operations
Arlin B. Goldberg	48	8	Executive Vice President, Information Technology
J. Jeffery Oxley	50	5	Executive Vice President, Law and Policy
Steven K. Wachter	43	5	Executive Vice President, Sales
Non-Management Directors:
James P. TenBroek(1)(2)	43	4	Director
Marvin C. Moses(3)	60	5	Director
Mark E. Nunnelly(1)	46	5	Director
Ian K. Loring(3)(2)	38	3	Director
Peter M. Van Genderen(1)(2)	39	7	Director
Key Executives:
Michael L. Evans	43	2	Vice President, Field Operations
Carol L. Braun	46	8	Vice President, Human Resources
Michael A. Donahue	43	8	Vice President, Finance and Treasurer
William D. Markert	40	5	Vice President, Network Financial Management

(1)
Member of the Compensation Committee.
(2)
Member of the Steering Committee.
(3)
Member of the Audit Committee.

Executive Officers

        Clifford D. Williams is our founder, and has served as chairman of the board since July 1996. He also served as our chief executive officer from July 1996 to August 2003 and as president from July 1996 to April 2000. From September 1995 to July 1996, Mr. Williams was raising capital for the formation of the Company. From March 1992 to September 1995, Mr. Williams was president and chief executive officer of Enhanced Telemanagement Incorporated, an integrated communications provider that offered a full line of communications products and services to small businesses in Minnesota, Washington, Oregon, Illinois and Ohio. From 1971 to 1991, Mr. Williams held a variety of senior management positions in the cable television industry, leading to vice president and general manager for Rogers Communications Inc. in Minneapolis.

        Richard A. Smith has served as our chief executive officer since August 2003, as president since April 2000 and as a member of the board of directors since July 2000. He also served as our chief financial officer from October 1998 to April 2000 and as chief operating officer from March 1999 to July 2003. From 1972 to 1998, Mr. Smith held various positions at Frontier, including controller, chief information officer, president of Frontier Information Technologies, vice president of Midwest Telephone Operations, network plant operations director, director of business development and vice president of financial management.

        Geoffrey M. Boyd has served as our chief financial officer since March 2000. From November 1998 to March 2000, Mr. Boyd was chief financial officer of Logix Communications Enterprises, Inc. From September 1997 to November 1998, Mr. Boyd was director of mergers and acquisitions and strategic planning for Dobson Communications Corporation, the parent company of Logix. From August 1996 to September 1997 he was a vice president at MLC Industries, Inc., a company that has managed several cellular and paging companies. From January 1996 to September 1996, Mr. Boyd worked at a start-up cellular acquisition company. From November 1994 to December 1995, he served as a vice president at Shawmut Bank.

        Robert E. Pickens has served as our executive vice president of marketing since April 1996. Prior to that, from July 1995 to March 1996, Mr. Pickens served as general manager of local services and operations for Frontier. From June 1990 to June 1995, Mr. Pickens served as marketing manager and marketing director for ETI.

        David A. Kunde has served as our executive vice president of engineering and operations since July 2001. Prior to that, from May 1999, he was our vice president of operations and technology planning. From 1994 until May 1999, Mr. Kunde held the positions of vice president of network engineering and director of network engineering and operations at Citizens Communications. From 1986 to 1994, Mr. Kunde held a variety of positions with Frontier.

        Arlin B. Goldberg has served as our executive vice president of information technology since October 1996. Previously, from July 1995 to October 1996, Mr. Goldberg was the director of information services at Frontier, and from February 1993 to July 1995 Mr. Goldberg was the director of information services at ETI.

        Steven K. Wachter has served as our executive vice president of sales since August 1999. Prior to joining us, Mr. Wachter served in a variety of capacities at Ameritech Corporation since October 1994, including director of business sales for Wisconsin, East Region GM/director of small business marketplace, general manager/director of premises sales, and director of sales programming.

        J. Jeffery Oxley has served as our executive vice president of law and policy since May 2003. Since joining us in September 1999, he has also served as our vice president, general counsel and director of regulatory affairs. Prior to joining us, from September 1995 to September 1999, Mr. Oxley served as assistant attorney general for the State of Minnesota.

Non-Management Directors

        Marvin C. Moses has served as a member of the board of directors since January 1999. He is presently on the board of managers of the University of Illinois Research Park, which he joined in 2002. Mr. Moses is a private investor and has acted as a communications consultant from 1996 to the present. From 1988 to 1996, Mr. Moses served as executive vice president and chief financial officer of ALC Communications/Frontier. Mr. Moses was the senior vice president and chief financial officer at Cable & Wireless Communications US operations from 1982 to 1988.

        Mark E. Nunnelly has served as a member of the board of directors since September 1999. Mr. Nunnelly is a managing director at Bain Capital, a leading global private investment firm based in Boston. Prior to joining Bain Capital in 1990, Mr. Nunnelly was a partner of Bain & Company. Mr. Nunnelly serves on the board of directors of a number of companies and non-profit organizations, including Houghton-Mifflin Company, Domino's Pizza, Warner Music and DoubleClick.

        Peter M. Van Genderen has served as a member of the board of directors since December 1997. Mr. Van Genderen is a partner with Stolberg Equity Partners, which he joined in 1996. From 1990 to 1995, he was employed by UniLink Software, Inc. where he served as its general manager. Previously, Mr. Van Genderen worked in corporate finance at Bankers Trust Company, where he was responsible for structuring acquisition and merchant banking transactions. Mr. Van Genderen's other directorships include Alpine Access, Inc. and Central Security Group, Inc.

        James P. TenBroek has served as a member of the board of directors since November 2000. Mr. TenBroek is a managing director at Wind Point Partners. Prior to joining Wind Point in 1997, Mr. TenBroek was an investment professional at GTCR, Inc. and previously had been an engineering manager at Hewlett-Packard Company and a consultant with the Boston Consulting Group. Mr. TenBroek serves on the boards of directors of LDMI Telecommunications, Inc., Network Telephone, Inc., V-SPAN, Inc. and U.S. Security Associates, Inc.

        Ian K. Loring has served as a member of the board of directors since August 2001. Mr. Loring has been a managing director of Bain Capital, Inc. since 1999. Prior to joining Bain, Mr. Loring was a vice president with Berkshire Partners.

Key Executives

        Carol L. Braun serves as our vice president of human resources. Prior to joining us in July 1996, Ms. Braun held several accounting positions leading to manager of accounting, finance and human resources with Cady Communications, Inc. which was acquired by us in July 1996.

        Michael A. Donahue serves as our vice president of finance and treasurer. Mr. Donahue joined us in July 1996 as vice president and controller. Previously, Mr. Donahue was division controller at Frontier. Prior to that, Mr. Donahue was the director of finance and controller for ETI from November 1988 to July 1995.

        William D. Markert serves as our vice president of network financial management. Mr. Markert joined us in December 1999 as director of cost of access and network economics. From January 1991 to November 1999, Mr. Markert was senior director of cost of access and served in various regulatory, finance and management positions with Global Crossing and its predecessor companies.

        Michael L. Evans serves as our vice president of field operations. Mr. Evans joined us in November 2002. Prior to joining us, from February 1999 to July 2002, Mr. Evans served as the vice president of operations and finance for the national sales division of XO Communications in Dallas. From January 1990 to February 1999, Mr. Evans was employed by Frontier and held a variety of operations and finance positions with responsibilities in both network and equipment businesses in Minnesota, Illinois and New York. From June 1986 to January 1990, Mr. Evans served in regulatory and controllership capacities with Universal Telephone in Milwaukee, Wisconsin.

Board Committees

        Our by-laws provide that our board of directors may designate one or more board committees. We currently have an audit committee, a compensation committee and a steering committee.

        Our audit committee comprises Messrs. Moses and Loring and performs the following functions:

  •
  recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

  •
  reviews the proposed scope and results of the audit;

  •
  approves the audit fees to be paid;

  •
  reviews accounting and financial controls with the independent public accountants and our financial and accounting staff; and

  •
  reviews and approves transactions between us and our directors, officers and affiliates.

        Our compensation committee comprises Messrs. Nunnelly, Van Genderen and TenBroek and performs the following functions:

  •
  reviews and recommends approval by the board for compensation and benefit plans;

  •
  establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

  •
  administers our stock option plans and grants; and

  •
  evaluates and assesses executive performance.

        Our steering committee comprises Messrs. Van Genderen, Loring and TenBroek and performs the following functions:

  •
  evaluates merger and acquisition opportunities;

  •
  evaluates financing options and opportunities; and

  •
  evaluates business plans, strategies and tactics.

Compensation Committee Interlocks and Insider Participation

        The members of our compensation committee are Messrs. Nunnelly, Van Genderen and TenBroek. None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers serve as a director of our company or member of our compensation committee.

Compensation of Directors

        In February 2003, five of our current and former directors received shares of our restricted common stock, valued at $0.05 per share, as compensation for service on our board of directors for the years 2002 and 2003, as follows: Marvin C. Moses received 410,653 shares; Anthony J. Cassara, a former director who resigned in December 2004, received 25,100 shares; Peter M. Van Genderen received 16,753 shares; Alan J. Glazer, a former director who resigned in March 2004, received 5,100 shares and Tanksukh V. Ganatra, a former director who resigned in December 2002, received 34,000 shares. In addition, Mr. Glazer received $33,000 in cash consideration for services provided during 2003. In May 2004, two of our current and former directors received shares of our common stock, valued at $0.10 per share, as compensation for service on our board of directors for the year 2004, as follows: Anthony J. Cassara, a former director who resigned in December 2004, received 63,802 shares; and Marvin C. Moses received 76,563 shares. We also reimburse our directors for reasonable expenses they incur to attend board and committee meetings.

Executive Compensation

        The following table summarizes the compensation paid to our chairman and the other four most highly paid executive officers whose total salary and bonus exceeded $100,000 for 2003. We refer to these individuals as our named executive officers.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus		Restricted Stock Awards		Shares Underlying Options
Clifford D. Williams(1) Chairman of the Board	2003 2002 2001	$285,441 267,825 272,580	$30,873 160,710 160,198		$	— — —	2,755,786
Richard A. Smith(2) President and Chief Executive Officer	2003 2002 2001	239,993 220,473 217,970	75,544 255,225 260,980			— — —	2,483,337
Geoffrey M. Boyd Chief Financial Officer	2003 2002 2001	181,502 178,414 176,149	13,401 80,285 90,195	(3)		13,500 — —	342,754
David A. Kunde Executive Vice President, Engineering and Network Operations	2003 2002 2001	183,451 175,135 173,349	9,837 52,540 53,301			13,167 — —	202,243
Steven K. Wachter Executive Vice President, Sales	2003 2002 2001	166,350 152,100 149,919	9,168 45,630 43,798			8,093 — —	141,110

(1)
Prior to August 14, 2003, Mr. Williams served as chief executive officer.
(2)
Mr. Smith became chief executive officer on August 14, 2003.
(3)
The amount shown for Mr. Boyd's 2001 bonus includes the reimbursement of $28,290 in moving expenses.

Option Grants

        The table below contains information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during 2003. All options were granted at or above fair market value as determined by the board of directors on the date of grant.

Option Grants in Last Fiscal Year

	Individual Grants
		Percent of Total Options Granted to Employees in 2003(1)
	Number of Securities Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name			Exercise Price ($/Share)(2)	Expiration Date
					5%	10%
Clifford D. Williams	2,555,786 200,000	25.9%	$0.05 0.05	2/6/2013 5/21/2013	$80,366 6,289	$203,663 15,937
Richard A. Smith	1,649,684 633,653 200,000	23.3	0.05 0.05 0.05	2/6/2013 2/7/2013 5/21/2013	51,874 19,925 6,289	131,459 50,494 15,937
Geoffrey M. Boyd	307,754 35,000	3.2	0.05 0.05	2/6/2013 5/21/2013	9,677 1,101	24,254 2,789
David A. Kunde	177,243 25,000	1.9	0.05 0.05	2/6/2013 5/21/2013	5,573 786	14,124 1,992
Steven K. Wachter	116,110 25,000	1.3	0.05 0.05	2/6/2013 5/21/2013	3,651 786	9,252 1,992

(1)
The percentage of total options granted to employees is based on an aggregate of 10,643,804 shares subject to options granted to our employees in 2003, exclusive of stock awards elected by the recipient to be received in the form of restricted common stock, which amounted to 2,484,979 shares.

(2)
The exercise price per share reflects the fair market value of the common stock at the time of issuance.

(3)
The options have ten year terms, subject to earlier termination upon death, disability or termination of employment. The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of common stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Year-End Options

        The following table shows information the exercisable and unexercisable stock options held as of December 31, 2003 by each named executive officer.

2003 Year-End Options

	Number of Unexercised Options at December 31, 2003(1)
	Exercisable	Unexercisable
Clifford D. Williams	997,843	1,757,943
Richard A. Smith	991,454	1,491,883
Geoffrey M. Boyd	68,550	274,204
David A. Kunde	40,447	161,796
Steven K. Wachter	28,221	112,889

(1)
Excludes restricted stock awards.

Stock Option Plan

2002 Stock Incentive Plan

        As of December 31, 2003, the Company was authorized to grant awards under its 2002 Stock Incentive Plan with respect to 14,117,647 shares of Common Stock. The Plan provides for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards and other stock-based awards to employees, former employees, officers, directors, and consultants of the Company. The Plan is administered by the Compensation Committee of the Board of Directors, which has sole discretion and authority, consistent with the provisions of the Plan, to determine which eligible participants will receive awards, when awards will be granted, the terms of awards, and the number of shares that will be subject to awards.

        The exercise price of incentive stock options may not be less than the fair market value of the stock on the date of grant and the options are exercisable for a period not to exceed ten years from date of grant. Stock appreciation rights entitle the recipient to receive the excess of the fair market value of the Company's stock on the exercise date over the fair market value on the date of grant. Restricted stock entitles recipients to Company stock, generally subject to a risk of forfeiture upon termination of employment. Unrestricted stock may be issued to participants in recognition of past services or in lieu of cash compensation. Phantom stock awards are contractual rights that are equivalent in value to, but not actual shares of, Common Stock and may be conditioned on the achievement of performance goals and/or continued employment. Performance awards entitle recipients to acquire Company stock upon the attainment of specific performance goals.

        Options and restricted stock awards are typically subject to vesting over four years, with 20% of the award vested on the grant date, and 20% of the award vesting on each subsequent anniversary of the grant date. Unless terminated sooner by the Board, the Plan will terminate on the tenth anniversary of the date it was adopted by the Board. As of December 31, 2003, a total of 843 employees, former employees, officers, directors, and consultants of the Company held options to purchase 9,376,685 shares of Common Stock.

401(k) Plan

        In May 1998, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our full-time employees located in the United States who have attained age 20 and completed three months of service. The plan is intended to qualify under Section 401(a) of the Internal

Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the plan. The plan also permits us to make matching contributions to the plan on behalf of participants up to 6% of the participant's compensation. We may also make other discretionary contributions to the plan on behalf of participants.

Employment Agreements

        We have executed employment agreements with the following of our named executive officers:

        Mr. Smith serves as our president and chief executive officer. His annual base salary is $242,520 and he is eligible to receive an annual performance-based bonus up to 120% of his base salary, determined at the discretion of the board of directors or compensation committee. In the event of a change in control of our company, Mr. Smith could receive a payment of up to $1,750,000 in exchange for his transfer to us of all of his stock options.

        Mr. Boyd serves as our chief financial officer. He receives a base salary of $183,766 per year and he is eligible to receive an annual performance based-bonus up to 75% of his annual base salary, determined at the discretion of the board of directors or compensation committee.

Employee Confidentiality Agreements

        We enter into agreements with certain of our employees containing non-competition and confidentiality provisions. The agreements prohibit these employees from competing with us or disclosing confidential information about us for a period up to two years after their employment ends.

RELATED PARTY TRANSACTIONS

Issuances of Securities

        Compensation of Directors.    In February 2003, the following restricted common shares, valued at $0.05 per share, were issued as compensation for service on our board of directors:

Name of Director	Number of Shares Acquired
Marvin C. Moses	410,653
Tansukh V. Ganatra	34,000
Anthony J. Cassara	25,100
Peter M. Van Genderen	16,753

        In May 2004, the following common shares, valued at $0.10 per share, were issued as compensation for service on our board of directors:

Name of Director	Number of Shares Acquired
Marvin C. Moses	76,563
Anthony J. Cassara	63,802

        Sale of Series A Convertible Preferred Stock.    As part of our restructuring and to provide operating cash, we issued a total of 84,306,677 shares of Series A Convertible Preferred Stock at a price of $0.5079 per share between June 2002 and December 2002. Included among these issuances were the following purchases by some of our principal stockholders:

Name of Stockholder	Date of Purchase	Number of Preferred Shares
Bain Capital Fund VI, L.P.(1)	June 27, 2002	31,500,456
Wind Point Partners IV, L.P.(2)	June 27, 2002	23,625,341
SMS II-A, L.P.(3)	June 27, 2002	9,843,891
Wind Point Associates IV, L.P.(2)	December 23, 2002	1,780,084
Stolberg Partners, L.P.(3)	December 23, 2002	3,740,894

  (1)
  Includes affiliated Bain entities
  (2)
  Includes affiliated Wind Point entities
  (3)
  Includes affiliated Stolberg entities

        In November 2002, the following director and a related entity purchased shares of our Series A convertible preferred stock at $0.5079 per share:

Name of Executive Officer or Director	Number of Shares Acquired
Marvin C. Moses	200,000

        Pursuant to an agreement entered into with NTFC Capital Corporation, we redeemed the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million on December 31, 2004. See the section entitled "The Transactions."

        Sale of Series B Convertible Preferred Stock.    In connection with the ATI Acquisition and to provide operating cash, we issued a total of 20,000,000 shares of Series B Convertible Preferred Stock at a price of $0.75 per share on December 30, 2004 to the following of our principal stockholders:

Name of Stockholder	Date of Purchase	Number of Preferred Shares
Bain Capital Fund VI, L.P.(1)	December 30, 2004	9,821,104
Wind Point Partners IV, L.P.(2)	December 30, 2004	7,920,816
SMS II-A, L.P.(3)	December 30, 2004	1,200,000

(1)
Includes affiliated Bain entities

(2)
Includes affiliated Wind Point entities

(3)
Includes affiliated Stolberg entities

Advisory Agreement

        In March 2004, we entered into an advisory agreement with Bain Capital, Wind Point Partners and Stolberg Equity Partners, three of our principal stockholders, under which we agreed to pay each of them $50,000 per year for consulting and advisory services.

Employment Agreements

        We have employment agreements with certain of our named executive officers as described in the section entitled "Management—Employment Agreements."

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2004, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding capital stock;

  •
  each of our directors and named executive officers; and

  •
  all directors and executive officers as a group.

        Unless otherwise indicated, the address for each stockholder listed is c/o Eschelon Telecom, Inc., 730 Second Avenue, Suite 900, Minneapolis, Minnesota 55402. Except as otherwise indicated, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated.

        Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of December 31, 2004, as described in the footnotes below.

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Bain Capital Fund VI, L.P.(2) Two Copley Place, 7th Floor Boston, MA 02116	41,706,763	40.78%
Wind Point Partners IV, L.P.(3) One Towne Square, Suite 780 Southfield, MI 48076	33,329,602	32.59%
Stolberg Partners, L.P.(4) 370-17th Street, Suite 4240 Denver, CO 80202	15,667,675	15.32%
Clifford D. Williams(6)	1,947,093	1.87%
Richard A. Smith(7)	1,753,439	1.69%
Geoffrey M. Boyd(8)	473,652	*
Steven K. Wachter(9)	244,532	*
David A. Kunde(10)	379,674	*
Marvin C. Moses(11)	687,216	*
Anthony J. Cassara(12)	88,902	*
James P. TenBroek(3)(13)	33,329,602	32.59%
Mark E. Nunnelly(2)(14)	41,706,763	40.78%
Ian K. Loring(2)(15)	41,706,763	40.78%
Peter M. Van Genderen(4)(16)	15,684,428	15.33%
All executive officers and directors as a group	96,989,540	91.06%

*
Less than 1%.

(1)
The percentage of shares beneficially owned was determined based on a fraction. The numerator of such fraction is the sum of (a) the number of outstanding shares of preferred and/or common stock (including restricted common stock issued but not yet fully vested) beneficially owned by such owner and (b) the number of shares of common stock issuable upon exercise of options and warrants beneficially owned by such owner and which are exercisable within 60 days of December 31, 2004. The denominator of such fraction is the sum of (a) the aggregate number of shares of preferred and common stock outstanding on December 31, 2004 (which was 102,284,654 total shares) plus (b) the aggregate number of shares of common stock issuable upon exercise of options and warrants beneficially owned by such owner and which are exercisable within 60 days of December 31, 2004.

(2)
Includes 4,494,471 shares of stock owned by BCIP Associates II, 1,683,732 shares of stock owned by BCIP Associates II-C, 732,804 shares of stock owned by BCIP Trust Associates II, 649,392 shares of stock owned by BCIP Associates II-B and 986,687 shares of stock owned by BCIP Trust Associates II-B, 108,034 shares of stock owned by PEP Investments PTY Ltd., 16,843 shares of stock owned by Sankaty High Yield Asset Partners, L.P., 413,216 shares of stock owned by Randolf Street Partners IV, L.P., and 416,932 shares of stock owned by RGIP, LLC, affiliates of Bain Capital Fund VI, L.P. Bain Capital Fund VI, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity.

(3)
Includes 122,074 shares of stock owned by Wind Point Associates IV, L.P. and 241,662 shares of stock owned by Wind Point Executive Advisor Partners, L.P., affiliates of Wind Point Partners IV, L.P. Wind Point Partners IV, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity.

(4)
Includes 5,920,397 shares owned by SMS II-A, L.P. and 2,282,858 shares of stock owned by Stolberg, Meehan & Scano II, L.P., affiliates of Stolberg Partners, L.P., 2,783 shares of stock owned by 780 Partners, a Wisconsin general partnership, an affiliate of Stolberg Partners, L.P., 1,877 shares of stock owned by Larry Walker, an affiliate of Stolberg Partners, L.P., 1,766 shares of stock owned by Lawrence Freeborg, an affiliate of Stolberg Partners, L.P., 905 shares of stock owned by Nottingham & Spirk, an affiliate of Stolberg Partners, L.P. and 905 shares of stock owned by Gary Snyder, an affiliate of Stolberg Partners, L.P. Stolberg Partners, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity.

(5)
Pursuant to an agreement entered into with NTFC Capital Corporation, we redeemed the 6,780,541 shares of our Series A Convertible Preferred Stock held by NTFC Capital Corporation for a purchase price of approximately $5.1 million on December 30, 2004. See the section entitled "The Transactions."

(6)
Includes 1,914,196 shares of common stock issuable upon exercise of vested options and 32,897 shares of common stock beneficially owned by the C&M Family Limited Partnership. Mr. Williams shares voting and dispositive control over those shares beneficially owned by the C&M Family Limited Partnership and disclaims beneficial interest in those shares except to the extent of his pecuniary interest.

(7)
Includes 1,753,439 shares of common stock issuable upon exercise of vested options.

(8)
Includes 203,652 shares of common stock issuable upon exercise of vested options and 270,000 shares of restricted common stock issued but not yet fully vested.

(9)
Includes 82,665 shares of common stock issuable upon exercise of vested options and 161,867 shares of restricted common stock issued but not yet fully vested.

(10)
Includes 116,345 shares of common stock issuable upon exercise of vested options and 263,329 shares of restricted common stock issued but not yet fully vested.

(11)
Includes 410,653 shares of restricted stock issuable once fully vested, 176,563 shares of stock and 100,000 shares of stock beneficially owned by the Moses Family Limited Partnership. Mr. Moses, a director, shares voting and dispositive control over those shares beneficially owned by the Moses Family Limited Partnership and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. The address of Mr. Moses is P.O. Box 6506, Snowmass Village, CO 81615.

(12)
Includes 25,100 fully vested shares of restricted common stock and 63,802 shares of common stock. Mr. Cassara resigned from his position as a director on December 31, 2004.

(13)
Includes 33,329,602 shares of stock beneficially owned by Wind Point Partners IV, L.P. Mr. TenBroek, a director, is a managing director of Wind Point Partners IV, L.P. Mr. TenBroek shares voting and dispositive control over shares beneficially owned by Wind Point Partners IV, L.P. and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. Mr. Ten Broek's address is c/o Wind Point Partners, One Towne Square, Suite 780, Southfield, MI 48076

(14)
Includes 41,706,763 shares of stock beneficially owned by Bain Capital Fund VI, L.P. Mr. Nunnelly, a director, is a managing director of Bain Capital Fund VI, L.P. Mr. Nunnelly shares voting and dispositive control over shares beneficially owned by Bain Capital Fund VI, L.P. and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. Mr. Nunnelly's address is c/o Bain Capital Fund VI, L.P., Two Copley Place, 7th Floor, Boston, MA 02116

(15)
Includes 41,706,763 shares of stock beneficially owned by Bain Capital Fund VI, L.P. Mr. Loring, a director, is a managing director of Bain Capital Fund VI, L.P. Mr. Nunnelly shares voting and dispositive control over shares beneficially owned by Bain Capital Fund VI, L.P. and disclaims beneficial interest in those shares except to the extent of his pecuniary interest. Mr. Loring's address is c/o Bain Capital Fund VI, L.P., Two Copley Place, 7th Floor, Boston, MA 02116.

(16)
Includes 16,753 shares of restricted common stock issued but not yet fully vested and 15,667,675 shares of stock beneficially owned by Stolberg Partners, L.P. and by Stolberg, Meehan & Scano II, L.P., an affiliate of Stolberg Partners, L.P. Mr. Van Genderen, a director, is a principal of Stolberg Partners, L.P. and Stolberg, Meehan & Scano II, L.P. and shares voting and dispositive control over the shares they hold to the extent of his pecuniary interest. The address of Mr. Van Genderen is c/o Stolberg Partners, L.P. 370-17th Street, Suite 4240, Denver, CO 80202.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers, under which we agreed to use our best efforts to file and have declared effective an exchange offer registration statement under the Securities Act of 1933.

        We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of new notes, but not a holder who is our "affiliate" within the meaning of Rule 405 of the Securities Act of 1933, who exchanges old notes for new notes in the exchange offer, generally may offer the new notes for resale, sell the new notes and otherwise transfer the new notes without further registration under the Securities Act of 1933 and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. This does not apply, however, to a holder who is our "affiliate" within the meaning of Rule 405 of the Securities Act of 1933. We also believe that a holder may offer, sell or transfer the new notes only if the holder acquires the new notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the new notes.

        Any holder of the old notes using the exchange offer to participate in a distribution of new notes cannot rely on the no-action letters referred to above. This includes a broker-dealer that acquired old notes directly from us, but not as a result of market-making activities or other trading activities. Consequently, the holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in the absence of an exemption from such requirements.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus available to broker-dealers for use in connection with any such resale. See "Plan of Distribution."

        Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

        Upon the terms and subject to the conditions of the exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $65,000,000 of new notes for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old notes in connection with the exchange offer, but only in $1,000 increments of principal amount.

        The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act of 1933 and are issued free from any covenant regarding registration, including the payment of liquidated damages upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $65,000,000 in aggregate principal amount of the old notes is outstanding.

        In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers under the Securities Act of 1933 to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, acting as depositary. Except as described under "Book-Entry, Delivery and Form," the new notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC. See "Book-Entry, Delivery and Form."

        Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, but certain registration and other rights under the registration rights agreement will terminate and holders of the old notes will generally not be entitled to any registration rights under the registration rights agreement.

        We shall be considered to have accepted validly tendered old notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

        If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

        Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The expiration date for the exchange offer is 5:00 p.m., New York City time, on March 23, 2005, unless extended by us in our sole discretion, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

        We reserve the right, in our sole discretion:

  •
  to delay accepting any old notes, to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent, and

  •
  to amend the terms of the exchange offer in any manner.

        If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

        If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

Interest on the New Notes

        Interest on the new notes will accrue at the rate of 8 3/8% per annum from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from September 15, 2004. Interest will be payable semiannually in arrears on March 15 and September 15, commencing on March 15, 2005.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

  •
  any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

  •
  any law, statue, rule or regulation is proposed, adopted or enacted, which in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

  •
  any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

        The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

        If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

  •
  refuse to accept any old notes and return all tendered old notes to the tendering holders;

  •
  extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (See " — Withdrawal of Tenders" below); or

  •
  waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Procedures for Tendering

        Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must

  •
  complete, sign and date the letter of transmittal, or a facsimile of it,

  •
  have the signatures guaranteed if required by the letter of transmittal, and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

        Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its address set forth under the caption "exchange agent" below, prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

        The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner's old notes, either make appropriate arrangements to register ownership of the old notes in the owners' name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

        Signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

  •
  for the account of an eligible guarantor institution.

        In the event that signatures on a letter or transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by:

  •
  a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

  •
  a commercial bank or trust company having an office or correspondent in the United States, or

  •
  an "eligible guarantor institution."

        If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

        If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless such requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, none of we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right, as set forth above under the caption "Conditions to the Exchange Offer," to terminate the exchange offer.

        By tendering, each holder represents to us, among other things, that:

  •
  the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not such person is the holder;

  •
  neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes; and

  •
  neither the holder nor any such other person is our "affiliate" (as defined in Rule 405 under the Securities Act of 1933).

        If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired such old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

        A holder who wishes to tender its old notes and:

  •
  whose old notes are not immediately available;

  •
  who cannot deliver the holder's old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

  •
  who cannot complete the procedures for book-entry transfer before the expiration date may effect a tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  before the expiration date, the exchange agent receives from the eligible guarantor institution:

•
a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

•
the name and address of the holder, and

•
the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificates representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•
the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of old notes in connection with the exchange offer, a written facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person who deposited the old notes to be withdrawn,

  •
  identify the old notes to be withdrawn (including the certificate number or numbers and principal amount of such old notes),

  •
  be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents or transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender, and

  •
  specify the name in which any such old notes are to be registered, if different from that of the depositor.

        We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for such old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption "Procedures for Tendering" at any time prior to the expiration date.

Exchange Agent

        The Bank of New York has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at 101 Barclay Street—Floor 7E, Corporate Trust Operations, Reorganization Unit, New York, N.Y. 10286. The exchange agent's telephone number is (212) 815-5788 and facsimile number is (212) 298-1915.

Fees and Expenses

        We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, accounting and certain legal fees.

        Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

  •
  new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered, or

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Old Notes in the Exchange

        Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act of 1933 and applicable state securities law, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.

        In the event the exchange offer is completed, we generally will not be required to register the remaining old notes (subject to limited exceptions). Remaining old notes will continue to be subject to the following restrictions on transfer:

  •
  the remaining old notes may be resold only if registered pursuant to the Securities Act of 1933, if any exemption from registration is available, or if neither such registration nor such exemption is required by law, and in each case in compliance with applicable state securities law, and

  •
  the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

        We do not currently anticipate that we will register the remaining old notes under the Securities Act of 1933 and applicable state securities law. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected. See "Risk Factors—If you fail to exchange your old notes, they will continue to be restricted and may become less liquid."

DESCRIPTION OF THE NOTES

        We issued the old notes under an indenture (the "Indenture"), dated as of March 17, 2004, among the Company, the Guarantors and The Bank of New York Trust Company, N.A., as Trustee (the "Trustee"). In connection with the offering of the old notes, the Company, the Guarantors and the Trustee entered into a supplement to the Indenture that contained minor modifications to the Indenture. We summarize below the material provisions of the Indenture and the Collateral Agreements, but do not include all of the provisions of the Indenture and the Collateral Agreements. The Indenture contains provisions which define your rights under the Notes. The terms of the Notes include those stated in the Indenture and the Collateral Agreements and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). You can find definitions of certain capitalized terms used in this description below, in the section entitled "Certain Definitions." When we refer to the "Parent" in this section we mean Eschelon Telecom, Inc., and not its Subsidiaries. When we refer to the "Company" in this section we mean Eschelon Operating Company, the issuer of the Notes, and not its Subsidiaries. The Company is a wholly-owned subsidiary of Parent.

        On March 17, 2004, the Company issued $100 million aggregate principal at maturity amount of 8 3/8% Senior Second Secured Notes due 2010 under the Indenture. In June 2004, we exchanged substantially all of these initial notes for a like amount of notes that had been registered under the Securities Act (the "Outstanding Notes"). These previously issued senior secured notes are fully and unconditionally guaranteed by the Guarantors. As used in this "Description of the Notes," except as the context otherwise requires, the term "Notes" means all 8 3/8% Senior Second Secured Notes due 2010 issued by the Company pursuant to the Indenture (including the notes offered hereby, the $100 million aggregate principal amount at maturity of Outstanding Notes and any additional notes that the Company may issue from time to time under the Indenture).

        The Trustee will initially act as paying agent and registrar for the Notes. You may present Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to Holders. We will pay principal (and premium, if any) on the Notes at the Trustee's office in New York, New York. At our option, we may pay interest and Additional Interest, if any, at the Trustee's corporate trust office or by check mailed to the registered address of each Holder.

        The new notes (which are sometimes referred to in this description as "Exchange Notes") will be issued under the same Indenture and will be identical in all material respects to the old notes, except that the new notes have been registered under the Securities Act of 1933 and are free of any obligation regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer by certain dates. Unless specifically stated to the contrary, the following description applies equally to the new notes and the old notes.

        The following description is meant to be only a summary of certain provisions

Brief Description of the Notes and the Guarantees

  The Notes

        The Notes:

  •
  are senior second secured obligations of the Company;

  •
  rank equally in right of payment with all other senior obligations of the Company and senior in right of payment to all Indebtedness that by its terms is subordinated to the Notes; and

  •
  are secured by a second priority Lien on substantially all existing and future property and assets owned by the Company, other than Excluded Collateral, subject to certain prior Liens.

  The Guarantees

        The Notes are guaranteed by Parent and each of its Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor:

  •
  is a senior unsecured obligation of such Guarantor;

  •
  will rank equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

  •
  will be secured by a second priority Lien on substantially all existing and future property and assets owned by such Guarantor, other than Excluded Collateral, subject to certain prior Liens.

        Pursuant to the terms of the Indenture and the Collateral Agreements, the Lien on the assets of the Company and the Guarantors that secure the Notes and the Guarantees is subordinated to Liens securing First Priority Claims.

Principal, Maturity and Interest

        The Company issued the old notes in an aggregate principal amount of $65,000,000 on November 29, 2004. We will issue Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes will mature on March 15, 2010.

        Interest on the principal amount at maturity of the Notes will accrue at the rate of 8 3/8% per annum and will be payable semiannually in cash on each March 15 and September 15, commencing on March 15, 2005, to the Persons who are registered Holders at the close of business on each March 1 and September 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from and including September 15, 2004. The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Additional Notes

        The Company may issue additional Notes ("Additional Notes") from time to time, subject to the limitations set forth in the section entitled "Certain Covenants—Limitation on Incurrence of Additional Indebtedness." The Notes and any Additional Notes will be substantially identical other than the issuance dates, issue prices and the dates from which interest will accrue. Any Additional Notes issued after this offering will be secured, equally and ratably, with the Notes. As a result, the issuance of Additional Notes will have the effect of diluting the Collateral for the then outstanding Notes. Unless the context otherwise requires, for all purposes of the Indenture and this Description of the Notes, references to the Notes include any Additional Notes actually issued.

        The Indenture provides that, in the event there is a subsequent issuance of Additional Notes and such Additional Notes are treated as issued at an issue price different from the adjusted issue price of the then outstanding Notes, or if the Company otherwise determine that such Notes need to have a new CUSIP number, each Holder of the Notes agrees that a portion of such Holder's Notes will be exchanged, without any further action of such Holder, for a portion of the Additional Notes purchased by the Holders of such Additional Notes, such that following any such additional issuance and exchange each Holder of the Notes owns an indivisible unit composed of the Notes and Additional Notes of each issuance in the same proportion as each other Holder, and the records will be revised to reflect each such exchange without any further action of such Holder. The aggregate principal amount of the Notes owned by each Holder will not change as a result of such exchange. Any Additional Notes will be guaranteed by the Guarantors on the same basis as the Notes. In the event the Additional Notes issued are "restricted securities" (as defined in Rule 144 under the Securities Act), the automatic exchange among holders of Notes will not occur unless and until such Additional Notes are exchanged for Notes not constituting restricted securities pursuant to a registered exchange offer. Any issuance of Additional Notes may affect the tax treatment of the Notes. A similar exchange will occur upon issuance of the Notes offered hereby, whereby, after consummation of the Exchange Offer, a portion of the Notes owned by each holder will be exchanged for a corresponding principal amount of Outstanding Notes. See the section entitled "Material United States Federal Income and Estate Tax Consequences—U.S. Holders—Automatic Exchange of Notes for Outstanding Notes."

Guarantees

        The full and prompt payment of the Company's payment obligations under the Notes and the Indenture is guaranteed, jointly and severally, by Parent and all present and future, direct and indirect, Domestic Restricted Subsidiaries of Parent other than the Company. Each Guarantor fully and unconditionally guarantees (each a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's Obligations under the Indenture and the Notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the Notes. The Guarantee of each Guarantor ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Subsidiary Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Subsidiary Guarantor for such purpose shall include any claim of such Subsidiary Guarantor against the Company for reimbursement and any claim against any other Subsidiary Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See the sections entitled "Certain Covenants—Mergers, Consolidation and Sale of Assets" and "—Limitation on Asset Sales."

        Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

        (1)   if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Parent or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and the Parent otherwise complies, to the extent applicable, with the covenant described below in the section entitled "Certain Covenants—Limitation on Asset Sales;"

        (2)   if the Parent designates such Guarantor as an Unrestricted Subsidiary in accordance with the Indenture;

        (3)   if the Company exercises its legal defeasance option or its covenant defeasance option as described below in the section entitled "Legal Defeasance and Covenant Defeasance;" or

        (4)   upon satisfaction and discharge of the Indenture or payment in full of the principal and premium, if any, accrued and unpaid interest and Additional Interest, if any, on the Notes and all other Obligations that are then due and payable.

        At the Company's request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the Indenture. See the section entitled "Modification of the Indenture."

        Under certain circumstances described below in the section entitled "Certain Covenants—Limitation on Restricted Payments," the Parent will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the Notes.

Security

        The Notes and the Guarantees are secured by a second priority Lien on substantially all existing and future property and assets owned by the Company and the Guarantors, except as described below.

        The Collateral does not include:

    (i)
    the capital stock or other securities issued by any existing or future subsidiary owned by the Company or any Guarantor;

    (ii)
    real property leasehold interests;

    (iii)
    any property or assets owned by any foreign subsidiaries; and

    (iv)
    any property in which a Lien may not be granted, whether because the Company is unable to obtain necessary third party consents, governmental approvals, or otherwise (the excluded assets set forth in subclauses (i) – (iv), collectively sometimes referred to in this prospectus as the "Excluded Collateral").

The Company will use its reasonable best efforts to obtain necessary consents and government approvals, other than with respect to certain equipment securing capitalized leases.

        The Obligations under any future senior credit facility and certain other Indebtedness permitted under the Indenture may be secured by a first priority Lien on the Company's assets. In addition, the Indenture permits the Company to grant Liens on a first priority basis to secure Indebtedness, the proceeds of which are used by the Company to acquire assets if, immediately thereafter, the ratio of First Priority Claims to pro forma consolidated cash flow for the preceding two full fiscal quarters multiplied by two would be greater than zero and less than 2.75 to 1.0. As a result, the Notes would become effectively subordinated to these Obligations to the extent the value of such pledged assets is less than or equal to the amount of such Obligations. No appraisals of any Collateral have been prepared in connection with the offering of the Notes. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay any of the Company's Obligations under the notes or any of the Guarantees thereof, in full or at all, after first satisfying the Company's Obligations in full under First Priority Claims and any other Obligations secured by a first priority Lien on the Collateral.

        Any proceeds received by the Trustee or Collateral Agent on behalf of the Holders of the Notes from the sale of the Collateral securing the Notes and the Guarantees prior to the payment in full of First Priority Claims must be delivered to the holders of those Obligations.

        By their acceptance of the Notes, Holders have authorized the Collateral Agent and the Trustee to enter into an intercreditor agreement with the First Lien Agent and the holders of First Priority Claims. The intercreditor agreement will provide that the First Lien Agent and the holders of First Priority Claims will control, at all times prior to the payment in full in cash of the First Priority Claims (and, if applicable, the termination of all commitments thereunder and the cash collateralization of any outstanding and undrawn letters of credit), all remedies and other actions related to the Collateral. The second priority

Liens will not entitle the Trustee, Collateral Agent or the Holders of any Notes, or any of the Guarantees thereof, to take any action whatsoever with respect to the Collateral prior to such time or contesting priority, validity, perfection or enforceability of the First Priority Claims (and all such action shall be taken exclusively by the holders of First Priority Claims or their applicable designees). In addition, (i) the holders of First Priority Claims or their applicable designees will have exclusive rights regarding the exercise or the forbearance from the exercise of rights and remedies with respect to the Collateral and the release of Collateral; (ii) proceeds of Collateral will be applied first, to First Priority Claims and second, to the Obligations under the Notes and Guarantees; and (iii) in bankruptcy, the Trustee and the Collateral Agent may not challenge priming Liens to secure a debtor-in-possession financing as long as priming Liens are senior to or pari passu with Liens securing the First Priority Claims. As a result, neither the Trustee nor the holders of the Notes will be able to force a sale of the Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of First Priority Claims. The intercreditor agreement will also provide that the Trustee, the Collateral Agent and the Holders shall not contest (or support any other Person contesting) (a) any request by the First Lien Agent or the holders of First Priority Claims for adequate protection or (b) any objection by First Lien Agent or the holders of First Priority Claims to any motion, relief, action or proceeding based on their claiming a lack of adequate protection. The documents governing the noteholders' rights in the Collateral generally provide that, if the holders of First Priority Claims waive, amend, modify or vary the documents governing the First Priority Claims, the comparable second priority Lien documents will also automatically be so waived, amended, modified or varied without the consent of the Trustee or the Holders of the Notes, unless such change, waiver or modification materially adversely affects the rights of the Holders of the Notes and not the holders of First Priority Claims in a like or similar manner.

        If the Company or any Guarantor creates any additional Liens upon any property to secure any First Priority Claims (other than Liens granted solely to secure Interest Swap Obligations, Currency Swap Obligations or First Priority Cash Management Obligations), it must concurrently grant a second priority Lien (subject to Permitted Liens) upon such property as security for the Notes unless such property is Excluded Collateral in which case we are not obligated to provide a Lien.

        The Company, the Guarantors, the Trustee and the Collateral Agent have entered into one or more Collateral Agreements defining the terms of the Liens securing the Notes and Guarantees. These Liens will secure the payment and performance when due of all of the Obligations of the Company and the Guarantors under the Notes, the Indenture, the Guarantees and the Collateral Agreements, as provided in the Collateral Agreements. The Liens securing the Notes are second in priority (subject to Permitted Liens) to any and all Liens at any time granted to secure First Priority Claims. First Priority Claims include the Obligations under the Credit Agreement and Obligations under any future Indebtedness of the Company and the Guarantors that is secured by a Permitted Lien described in clause (18) of the definition of Permitted Liens, as well as certain Interest Swap Obligations, Currency Swap Obligations and First Priority Cash Management Obligations.

        Whether prior to or after the discharge of First Priority Claims, the Company will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

  (1)
  to enable Parent and the Company to consummate asset dispositions permitted or not prohibited under the covenant described below under the caption "Certain Covenants—Limitation on Asset Sales;"

  (2)
  in respect of assets subject to a permitted purchase money Lien or permitted capitalized leases;

  (3)
  if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary's assets will also be released from the Liens securing the Notes; or

  (4)
  as described under "Modification of the Indenture" below.

        The second priority Liens on all Collateral also will be released:

  (1)
  if the Company exercises its legal defeasance option or covenant defeasance option as described below in the section entitled "Legal Defeasance and Covenant Defeasance;" or

  (2)
  upon satisfaction and discharge of the Indenture or payment in full of the principal of premium, if any, accrued and unpaid interest and Additional Interest, if any, on the Notes and all other Obligations that are then due and payable.

        The holders of the First Priority Claims will receive all proceeds from any realization on the Collateral until the First Priority Claims are paid in full in cash in accordance with the terms thereof. Proceeds realized by the Collateral Agent from the Collateral will be applied:

  (1)
  first, to amounts owing to the holders of the First Priority Claims in accordance with the terms of the First Priority Claims until the First Priority Claims are paid in full;

  (2)
  second, to amounts owing to the Collateral Agent in accordance with the terms of the Collateral Agreements;

  (3)
  third, to amounts owing to the Trustee in its capacity as such in accordance with the terms of the Indenture;

  (4)
  fourth, to amounts owing to the Holders of the Notes in accordance with the terms of the Indenture, pro rata based on the aggregate principal amount of each such Holder's obligations; and

  (5)
  fifth, to the Company, Guarantors and/or other persons entitled thereto.

        Subject to the terms of the Collateral Agreements and subject to rights of the holders of the First Priority Claims, the Company and each Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes, to freely operate the Collateral and to collect, invest and dispose of any income therefrom. Further, no appraisals of any of the Collateral have been prepared by or on behalf of the Company in connection with the issuance of the Notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all Obligations owed to the holders of First Priority Claims or the holders of other Liens which have priority over or rank pari passu with the second priority Lien securing the Notes would be sufficient to satisfy the obligations owed to the Holders of the Notes. To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of the Company as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See the section entitled "Risk Factors—Risks Related to the Notes—There may not be sufficient collateral to pay all or any portion of the notes."

        The ability of the Holders of the Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See the section entitled "Risk Factors—Risks Related to the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings." The Collateral Agent's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

        Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property (if any) because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the

Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

        The assignment of or grant of a Lien in the Company's regulatory authorizations may be subject to restrictions imposed by the FCC or any PUC on the Company's ability to assign its interest in or transfer control of any regulatory authorizations. The assignment of or grant of a Lien in any state or local franchises or licenses may be subject to similar government restrictions.

        The exercise of any rights or remedies under any Collateral Agreement by the Collateral Agent or any Holder of a Note that may require FCC or PUC approval shall be subject to obtaining such approval.

Redemption

        Optional Redemption Upon a Change of Control.    At any time on or prior to March 15, 2007, if a Change of Control occurs, the Company may, at its option, redeem all, but not less than all, of the Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to the sum of 112.000% of the Accreted Value of the Notes as of the redemption date, and accrued and unpaid interest, if any, to the date of redemption. If we elect to exercise the redemption right set forth in this paragraph (the "Change of Control Redemption Right"), we must do so by mailing a notice to each Holder with a copy to the Trustee within 30 days following the Change of Control (or, at our option, prior to such Change of Control but after the transaction giving rise to such Change of Control is publicly announced). Any such redemption may be conditioned upon the Change of Control occurring if the notice is mailed prior to the Change of Control. If we exercise the Change of Control Redemption Right, we will not make a Change of Control Offer. If we have made a Change of Control Offer, we may not exercise the Change of Control Redemption Right.

        Optional Redemption After March 15, 2007.    The Company may redeem the Notes, at its option, in whole or in part at any time on or after March 15, 2007, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the Accreted Value thereof) if redeemed during the twelve-month period commencing on March 15, of the year set forth below:

Year	Percentage
2007	106.000%
2008	103.000%
2009 and thereafter	100.000%

        In addition, the Company must pay accrued and unpaid interest and Additional Interest, if any, on the aggregate principal amount at maturity of the Notes redeemed.

        Optional Redemption Upon Equity Offerings.    At any time, or from time to time, on or prior to March 15, 2007, the Company may, at its option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount at maturity of the Notes (including Additional Notes, if any) originally issued under the Indenture at a redemption price of 112.000% of the Accreted Value amount thereof, plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of redemption; provided that:

          (1)   at least 65% of the original principal amount at maturity of Notes (including Additional Notes, if any) issued under the Indenture remains outstanding immediately after any such redemption; and

          (2)   the Company makes such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

        If the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

          (2)   if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. No Notes of a principal amount at maturity of $1,000 or less shall be redeemed in part and Notes of a principal amount at maturity in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

        Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in a principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in the Global Note will be made).

        The Company will pay the redemption price for any Note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        On September 15, 2009, if any Notes are outstanding, the Company will be required to redeem 3.5% of each Note (provided that if such redemption results in any unredeemed portion of a Note having a principal amount that is not a round multiple of $1,000, the Company shall redeem an additional portion of such Note as to reduce the principal amount to a round multiple of $1,000) then outstanding (the "Mandatory Principal Redemption Amount") at a redemption price of 100% of the Accreted Value of the portion of the Notes so redeemed; provided, that the Company shall simultaneously be required to redeem an additional portion of each Note to the extent required to prevent such Note from being treated as an "Applicable High Yield Discount Obligation" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents an amount approximately equal to (i) the excess of the aggregate Accreted Value of all Notes outstanding on September 15, 2009 over the aggregate original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest in the aggregate original issue price of such Notes at a rate per annum equal to the yield to maturity on the Notes. Under certain circumstances, the Company may be required to offer to purchase the Notes as described in the section entitled "Repurchase upon Change of Control," and "Certain Covenants—Limitation on Asset Sales." The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase Upon Change of Control

        Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder's Notes using immediately available funds pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date").

        Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount at maturity equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of any Credit Agreement and/or the Indenture may restrict the ability of the Company to obtain such financing.

        Restrictions in the Indenture described herein on the ability of Parent and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of Parent, whether favored or opposed by the management or the Board of Directors of Parent. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of Parent or any of its Subsidiaries by the management of Parent. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

        One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Parent's assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the

Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Certain Covenants

        The Indenture contains, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company, Parent, or any Restricted Subsidiary of Parent that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if immediately thereafter the ratio (the "Leverage Ratio") of:

          (1)   the aggregate principal amount (or accreted value, as the case may be) of Indebtedness of Parent and its Restricted Subsidiaries on a consolidated basis outstanding as of the Transaction Date to

          (2)   the Pro Forma Consolidated Cash Flow of Parent for the preceding two full fiscal quarters multiplied by two, determined on a pro forma basis as if any such Indebtedness had been Incurred and the proceeds thereof had been applied at the beginning of such two fiscal quarters, would be greater than zero and less than 4.50 to 1.00.

        Limitation on Restricted Payments.    Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of Parent and dividends and distributions payable to Parent or another Restricted Subsidiary of Parent) on or in respect of shares of Capital Stock of Parent or its Restricted Subsidiaries to holders of such Capital Stock;

          (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of Parent or any Restricted Subsidiary, other than any such Capital Stock held by Parent or any Restricted Subsidiary;

          (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee; or

          (4)   make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

          (i)    a Default or an Event of Default shall have occurred and be continuing;

          (ii)   Parent is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described in the section entitled "—Limitation on Incurrence of Additional Indebtedness;" or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

            (A)  the remainder of

              (a)   100% of the aggregate amount of the Consolidated Cash Flow of Parent accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of Parent's first fiscal quarter after the Issue Date and ending on the last day of the last full fiscal quarter preceding the Transaction Date, minus

              (b)   the product of 1.75 times cumulative Consolidated Fixed Charges of Parent accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of Parent's first fiscal quarter after the Issue Date and ending on the last day of the last full fiscal quarter preceding the Transaction Date; plus

            (B)  100% of the aggregate net cash proceeds received by Parent from any Person (other than a Subsidiary of Parent) from the issuance and sale subsequent to the Issue Date and on or prior to the Transaction Date of Qualified Capital Stock of Parent (excluding any net proceeds from an Equity Offering to the extent used to redeem Notes pursuant to the provisions described in the section entitled "Redemption—Optional Redemption Upon Equity Offerings"); plus

            (C)  without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by Parent from a holder of Parent's Capital Stock subsequent to the Issue Date and on or prior to the Transaction Date (excluding any net proceeds from an Equity Offering to the extent used to redeem Notes pursuant to the provisions described in the section entitled "Redemption—Optional Redemption Upon Equity Offerings"); plus

            (D)  100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of Parent that have been converted into or exchanged for Qualified Capital Stock of Parent subsequent to the Issue Date and on or prior to the Transaction Date; plus

            (E)  an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by Parent or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by Parent or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Parent's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

In the case of clauses (iii)(B) and (C) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of Parent financed directly or indirectly using funds borrowed from Parent or any Subsidiary of Parent, shall be excluded until and to the extent such borrowing is repaid.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

          (1)   the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

          (2)   the acquisition of any shares of Qualified Capital Stock of Parent, either (i) solely in exchange for other shares of Qualified Capital Stock of Parent or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of Parent) of shares of Qualified Capital Stock of Parent within 60 days after such sale;

          (3)   the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of Parent, or (ii) through the application of net proceeds of (a) a sale for cash (other than to a Subsidiary of Parent) within 60 days after such sale of shares of Qualified Capital Stock of Parent or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

          (4)   an Investment either (i) solely in exchange for shares of Qualified Capital Stock of Parent or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of Parent) of shares of Qualified Capital Stock of Parent within 60 days after such sale;

          (5)   if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the repurchase or other acquisition of shares of Capital Stock of Parent from employees, former employees, directors or former directors of Parent (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of Parent under which such shares were granted, issued or sold; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed $250,000;

          (6)   in the event of a Change of Control, and if no Default shall have occurred and be continuing or would exist after giving effect, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the Notes or the Guarantees, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness (or, if such Indebtedness was issued with original issue discount, 101% of the accreted value), plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

          (7)   repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights;

          (8)   payments or distributions to dissenting stockholders of Capital Stock of Parent pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Parent or any of its Restricted Subsidiaries; and

          (9)   if no Default shall have occurred and be continuing or would exist after giving effect thereto, other Restricted Payments not to exceed $5.0 million in the aggregate since the Issue Date.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this "Limitation on Restricted Payments" covenant amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), (4)(ii) and (9) shall be included in such calculation.

        Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

        Limitation on Asset Sales.    Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   Parent or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed;

          (2)   at least 75% of the consideration received by Parent or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of Parent or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to Parent or any of its Subsidiaries with respect to such liabilities; and

          (3)   Parent shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

            (a)   to repay First Priority Claims;

            (b)   to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in long-term properties and assets that will be used in the business (including expenditures for maintenance, repair or improvement of existing properties and assets) of Parent and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"); or

            (c)   a combination of repayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

        Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of Parent or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), 3(b) or 3(c) of the preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness containing provisions similar to those set forth in this "Limitation on Asset Sales" covenant on a pro rata basis, the maximum principal amount at maturity of Notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by Parent or any Restricted Subsidiary of Parent, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon the completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

        In the event of the transfer of substantially all (but not all) of the property and assets of Parent and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted in the section entitled "—Merger, Consolidation and Sale of Assets," which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of Parent and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant (other than clause (2) of the first paragraph of this covenant) with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of Parent or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue of such compliance.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Parent to:

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock;

          (2)   make loans or advances or to pay any Indebtedness or other obligation owed to Parent or any other Restricted Subsidiary of Parent; or

          (3)   transfer any of its property or assets to Parent or any other Restricted Subsidiary of Parent,

except for such encumbrances or restrictions existing under or by reason of:

            (a)   applicable law, rule or regulation;

            (b)   the Indenture;

            (c)   customary non-assignment provisions of any lease of any Restricted Subsidiary of Parent to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

            (d)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

            (e)   agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; or

            (f)    restrictions on the transfer of assets subject to any Lien permitted under the Indenture;

            (g)   restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

            (h)   provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

            (i)    restrictions contained in the terms of Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the Indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

            (j)    restrictions in other Indebtedness incurred in compliance with the covenant described in the section entitled "—Limitation on Incurrence of Additional Indebtedness," (including Permitted Indebtedness); provided that such restrictions, taken as a whole, are, in the good faith judgment of Parent's Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those customary in comparable financings (as determined by Parent) and Parent determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes;

            (k)   restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business; or

            (l)    an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), or (j) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to Parent in any material respect as determined by the Board of Directors of Parent in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d) or (j).

        Limitation on Issuances and Sales of Capital Stock of Subsidiaries.    Parent shall at all times own 100% of the Capital Stock of the Company. Parent will not permit or cause any of its Restricted Subsidiaries to issue, sell, lease, transfer or otherwise dispose of any Capital Stock (other than to Parent or to a Wholly-Owned Restricted Subsidiary of Parent), except as required by applicable law; provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "—Limitations on Restricted Payments" covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the "—Limitations on Asset Sales" covenant.

        Limitation on Liens.    Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of Parent or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

        Merger, Consolidation and Sale of Assets.    Neither Parent nor the Company will, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of Parent to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of its assets whether as an entirety or substantially as an entirety to any Person unless:

          (1)   either:

            (a)   Parent or the Company, as the case may be, shall be the surviving or continuing corporation; or

            (b)   the Person (if other than Parent or the Company) formed by such consolidation or into which Parent or the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Parent or the Company (the "Surviving Entity"):

              (x)   shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

              (y)   shall expressly assume, by (i) supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of Parent or the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Collateral Agreements, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

          (2)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), Parent or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of Parent immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant;

          (3)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

          (4)   Parent, the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Parent or the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of Parent or the Company, as the case may be, shall be deemed to be the transfer of all or substantially all of the properties and assets of Parent or the Company.

        The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Parent or the Company in accordance with the foregoing, in which the Parent or the Company, as the case may be, is not surviving or the continuing corporation, the successor

Person formed by such consolidation or into which Parent or the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Parent or the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Parent shall be released from their obligations under the Indenture and the Guarantees.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of this covenant and the "—Limitation on Asset Sales" covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

          (1)   the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation, organized and existing under the laws of the United States or any State thereof or the District of Columbia;

          (2)   such entity assumes by (i) supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the Indenture and the Registration Rights Agreement (ii) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Collateral Agreements and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity; and

          (3)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

        Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

          (A)  clause (4) of the first paragraph of this covenant; and

          (B)  (x) in the case of a merger or consolidation involving the Company as described in clause (ii), clause 1(b)(y) of the first paragraph of this covenant and (y) in the case of a merger or consolidation involving the Guarantor as described in clause (ii), clause (2) of the immediately preceding paragraph.

        Limitations on Transactions with Affiliates.    (a) Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than

          (x)   Affiliate Transactions permitted under paragraph (b) below, and

          (y)   Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of Parent or such Restricted Subsidiary.

With respect to all Affiliate Transactions, Parent shall deliver an Officers' Certificate to the Trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $1.0 million shall be approved by a majority of the members of the Board of Directors of Parent (including a majority of the disinterested members thereof), as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If Parent or any Restricted Subsidiary of Parent enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $5.0 million, Parent shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to Parent or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

        (b)   The restrictions set forth in the first paragraph of this covenant shall not apply to:

          (1)   reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Parent or any Restricted Subsidiary of Parent as determined in good faith by Parent's Board of Directors or senior management;

          (2)   transactions exclusively between or among Parent and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

          (3)   any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

          (4)   Restricted Payments permitted by the Indenture; and

          (5)   any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by Parent or any of its Restricted Subsidiaries in the ordinary course of business.

        Additional Subsidiary Guarantees.    If Parent or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Person that is or becomes a Domestic Restricted Subsidiary that is not a Guarantor, then Parent shall cause such Domestic Restricted Subsidiary that is not a Guarantor to:

          (1)   execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture;

          (2)   execute and deliver to the Collateral Agent amendments to the Collateral Agreements and take such other actions as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders, a perfected Lien in the assets other than Excluded Collateral of such Domestic Restricted Subsidiary, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Agreements;

          (3)   take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee to effectuate the foregoing; and

          (4)   deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such

  Domestic Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

        Impairment of Lien.    Neither the Company, Parent nor any of its Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral, except as permitted by the Collateral Agreements or the Indenture. Neither the Company nor any of its Domestic Restricted Subsidiaries shall grant to any Person (other than the Collateral Agent), or permit any Person (other than the Collateral Agent), to retain any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than the First Priority Claims and as otherwise permitted by the Indenture, the Notes and the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

        Real Estate Mortgages and Filings.    With respect to any fee interest in any real property (individually and collectively, the "Premises") acquired by the Parent or a Domestic Restricted Subsidiary after the Issue Date, with a purchase price greater than $1,000,000, within 90 days of the acquisition thereof:

          (1)   the Company shall deliver to the Collateral Agent, as mortgagee, fully-executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by Parent or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Company shall deliver to the Collateral Agent mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens; and

          (3)   the Company shall deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such Premises for the Company or such Guarantor's business as so conducted, or intended to be conducted, at such Premises.

        Conduct of Business.    Parent and its Restricted Subsidiaries will not engage in any business other than the Permitted Business.

        Reports to Holders.    The Indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "SEC"), so long as any Notes are outstanding, Parent will furnish to the Trustee and, upon request, to the Holders:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Parent were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of Parent and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Parent, if any) and, with respect to the annual information only, a report thereon by Parent's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if Parent were required to file such reports, in each case within the time periods specified in the SEC's rules and regulations.

        Notwithstanding the foregoing, Parent may satisfy such requirements prior to the effectiveness of the registration statement contemplated by the Registration Rights Agreement by filing with the SEC such registration statement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by Parent if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

        In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, Parent will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing). In addition, Parent has agreed that, prior to the consummation of the Exchange Offer, for so long as any Notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

        Payments for Consent.    Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, any Collateral Agreement or the Notes, unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

          (1)   the failure to pay interest and Additional Interest, if any, on any Notes or any other amount (other than principal for the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

          (2)   the failure to pay the principal of or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (3)   a default in the observance or performance of any other covenant or agreement contained in the Indenture (other than the payment of the principal of, or premium, if any, or interest or and Additional Interest, if any, on any Note) or any Collateral Agreement which default continues for a period of 30 days after Parent or the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount at maturity of the Notes (except in the case of a default with respect to the "—Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (4)   the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of Parent or any Restricted Subsidiary of Parent, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

          (5)   one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against Parent or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (6)   certain events of bankruptcy affecting Parent, the Company or any of their Significant Subsidiaries;

          (7)   any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement or the Indenture;

          (8)   the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

          (9)   the Guarantee of Parent or any Significant Subsidiary ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to Parent or the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount at maturity of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

        If an Event of Default specified in clause (6) above with respect to Parent or the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraphs, the Holders of a majority in principal amount at maturity of the Notes may rescind and cancel such declaration and its consequences:

          (1)   if the rescission would not conflict with any judgment or decree;

          (2)   if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

          (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4)   if Parent or the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and its advances; and

          (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount at maturity of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any Notes.

        Holders may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount at maturity of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

        Under the Indenture, the Company and Parent are required to provide an Officers' Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers' Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes when such payments are due;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described in the section entitled "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with "Certain Covenants—Limitations on Incurrence of Additional Indebtedness" as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

          (8)   the Company shall have delivered to the Trustee an Opinion of Counsel (subject to customary qualifications and exclusions) to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

        The Indenture and the Collateral Agreements will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the Indenture and the Collateral Agreements by the Company; and

          (3)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes and the Guarantees:

          (1)   to cure any ambiguity, defect or inconsistency contained therein;

          (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3)   to provide for the assumption of the Company's or a Guarantor's obligations to Holders in accordance with the covenant described in the section entitled "Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (4)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes and the Guarantees;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

          (6)   to allow any Subsidiary or any other Person to guarantee the Notes; or

          (7)   if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture or Collateral Agreements,

          (8)   to release a Guarantor as permitted by the Indenture and the relevant Guarantee,

so long as such amendment, modification or supplement does not, in the opinion of the Trustee adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other amendments of, modifications to and supplements to the Indenture, the Notes and the Guarantees may be made with the consent of the Holders of a majority in principal amount at maturity of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

          (1)   reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

          (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any Notes;

          (3)   reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

          (4)   make any Notes payable in money other than that stated in the Notes;

          (5)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount at maturity of Notes to waive Defaults or Events of Default;

          (6)   amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control, or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

          (7)   subordinate the Notes in right of payment to any other Indebtedness of the Company or any Guarantor; or

          (8)   release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Governing Law

        The Indenture will provide that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law, of another jurisdiction would be required thereby.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Accreted Value" means, as of any date (the "Specified Date"), with respect to each $1,000 principal amount at maturity of Notes:

          (1)   if the Specified Date is one of the following dates (each, a "Semi-Annual Accrual Date"), the amount set forth opposite such date below:

Semi-Annual Accrual Date	Accreted Value
Issue Date	$848.13
September 15, 2004	857.04
March 15, 2005	866.59
September 15, 2005	876.71
March 15, 2006	887.44
September 15, 2006	898.81
March 15, 2007	910.86
September 15, 2007	923.64
March 15, 2008	937.18
September 15, 2008	951.54
March 15, 2009	966.76
September 15, 2009	982.89
March 15, 2010	$1,000.00

          (2)   if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (B) an amount equal to the product of (a) the difference of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date and (y) the Accreted Value for the immediately preceding Semi-Annual Accrual Date and (b) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date, calculated on a basis of a 360 day year comprised of twelve 30 day months, and the denominator of which is 180 days, except for the period from the Issue Date to the first Semi-Annual Accrual Date immediately succeeding the Issue Date, which is 178 days.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries (a) existing at the time such Person becomes a Restricted Subsidiary of the Company or Parent or at the time it merges or consolidates with or into the Company or Parent or any of their respective Restricted Subsidiaries or (b) assumed in connection with the acquisition of assets from such Person, and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or Parent or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or Parent or any of their respective Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or Parent or the time of such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person shall be deemed to be control. The terms "controlling" and "controlled" have meanings correlative of the foregoing.

        "Applicable Indebtedness" means any Indebtedness that is pari passu with the Notes.

        "Asset Acquisition" means:

          (1)   an Investment by Parent or any Restricted Subsidiary of Parent in any other Person pursuant to which such Person shall become a Restricted Subsidiary of Parent or any Restricted Subsidiary of Parent, or shall be merged with or into Parent or any Restricted Subsidiary of Parent, or

          (2)   the acquisition by Parent or any Restricted Subsidiary of Parent of the assets of any Person (other than a Restricted Subsidiary of Parent) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the Indenture) for value by (x) Parent or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor or (y) a Foreign Restricted Subsidiary to Parent or a Restricted Subsidiary of Parent of:

          (1)   any Capital Stock of any Restricted Subsidiary of Parent; or

          (2)   any other property or assets of Parent or any Restricted Subsidiary of Parent other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

            (a)   a transaction or series of related transactions for which Parent or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

            (b)   the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Parent or the Company as permitted in the section entitled "Certain Covenants—Merger, Consolidation and Sale of Assets;"

            (c)   any Restricted Payment permitted in the section entitled "Certain Covenants—Limitation on Restricted Payments," including a Permitted Investment;

            (d)   the sale of Cash Equivalents;

            (e)   the sale or other disposal of property or assets pursuant to the exercise of any remedies pursuant to the documents relating to any First Priority Claims permitted under the Indenture; and

            (f)    the sale or other disposition of used, worn out, obsolete or surplus equipment.

        "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have meanings correlative to the foregoing.

        "Board of Directors" means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Capital Stock" means:

          (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

          (2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

          (3)   any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's");

          (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

          (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Change of Control" means the occurrence of one or more of the following events:

          (1)   any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of Parent to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

          (2)   Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Parent, other than (a) a transaction in which the surviving or Transferee Person is a Person that is controlled by the Permitted Holders or (b) any such transaction where the Voting Stock of Parent outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

          (3)   the approval of any plan or proposal for the liquidation, winding up or dissolution of Parent or the Company;

          (4)   prior to the first Public Equity Offering, (a) the Permitted Holders cease for any reason to be the Beneficial Owner of, directly or indirectly, in the aggregate, at least a majority of the total voting power of the Voting Stock of Parent, whether by virtue of the issuance, sale or other disposition of Capital Stock of Parent, a merger, consolidation or sale of assets involving Parent, a Restricted Subsidiary, any voting trust or other agreement, and, (b) one or more Permitted Holders do not have the right to elect a majority of the Board of Directors of Parent;

          (5)   subsequent to the first Public Equity Offering, (a) any Person or Group is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of Parent, and (b) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Parent than such other Person or Group, and (c) one or more Permitted Holders do not have the right to elect a majority of the Board of Directors of Parent; or

          (6)   individuals who on the Issue Date constituted the Board of Directors of Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Parent was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations under the Indenture and the Notes is granted or purported to be granted under any Collateral Agreement.

        "Collateral Agent" means the Trustee, in its capacity as collateral agent, and any successor under the Indenture.

        "Collateral Agreements" means, collectively, the Security Agreement, any intercreditor agreement and each Mortgage, in each case, as the same may be in force from time to time.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Communications Law" means any and all of (a) the Communications Act of 1934, as amended by the Telecommunications Act of 1996, any successor federal statute and the rules and regulations of the FCC thereunder and any other federal law governing the provision of telecommunications services and the rules and regulations thereunder and (b) any state law governing the provision of telecommunications services and the rules and regulation of any PUC, all as the same may be in effect from time to time.

        "Consolidated Cash Flow" means, with respect to any Person, for any period, the sum (without duplication) of:

          (1)   Consolidated Net Income; and

          (2)   to the extent Consolidated Net Income has been reduced thereby:

            (a)   all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

            (b)   Consolidated Interest Expense, and interest attributable to write-offs of deferred financing costs; and

            (c)   Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period.

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

          (1)   Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

          (2)   the product of (x) the amount of all dividend payments on any Disqualified Capital Stock of such Person and any Preferred Stock of any Restricted Subsidiary of such Person (other than dividends paid in Qualified Capital Stock and dividends paid to such Person or any of its Restricted Subsidiaries) paid or required to be paid during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees).

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

          (1)   after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

          (2)   after-tax items classified as extraordinary gains or losses;

          (3)   the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise (other than any such restrictions applicable to the Company and other than any such restrictions imposed by the Credit Agreement so long as the Credit Agreement does not restrict dividends or distributions to the Company);

          (4)   the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a wholly owned Restricted Subsidiary of the referent Person by such Person;

          (5)   any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

          (6)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

          (7)   all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

          (8)   the cumulative effect of a change in accounting principles;

          (9)   interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;"

          (10) non-cash charges resulting from the impairment of intangible assets; and

          (11) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of the Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means any agreement entered into from time to time with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing or letters of credit, or notes, bonds, debentures or other securities, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2) of the definition of the term "Permitted Indebtedness) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Parent or its Subsidiaries at any time prior to such anniversary.

        "Domestic Restricted Subsidiary" means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

        "Domestic Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

        "Eligible Accounts Receivable" means the accounts receivable (net of any reserves and allowances for doubtful accounts in accordance with GAAP) of any Person that are not more than 60 days past their due date and that were entered into in the ordinary course of business on normal payment terms as shown on the most recent financial consolidated balance sheet of such Person, all in accordance with GAAP.

        "Equity Offering" means an underwritten public offering of Common Stock of Parent pursuant to a registration statement filed with the SEC (other than on Form S-8) or any private placement of Common Stock of the Parent to any Person other than issuances upon exercise of options by employees of Parent or any of the Restricted Subsidiaries.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Exchange Offer" means an exchange offer that may be made by Parent and the Company, pursuant to the Registration Rights Agreement, to exchange for any and all the Notes a like aggregate principal amount at maturity of Notes having substantially identical terms to the Notes registered under the Securities Act.

        "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "FCC" means the Federal Communications Commission of the United States of America, and any successor, in whole or in part, to its jurisdiction.

        "First Lien Agent" means the Person or Persons designated as such by the holders of First Priority Claims.

        "First Priority Claims" means (a) Indebtedness permitted pursuant to clause (2) of the definition of Permitted Indebtedness, (b) Indebtedness incurred in compliance with "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" and which is secured by a Lien permitted pursuant to clause (18) of the definition of Permitted Liens and Refinancing Indebtedness with respect thereto, and (c) all other Obligations under the documents relating to Indebtedness described in clauses (a) and (b) above.

        "First Priority Cash Management Obligations" means all obligations of the Company and the Guarantors in respect of overdrafts and related liabilities owed to any other Person that arise from treasury, depositary or cash management services, including in connection with any automated clearing house transfers of funds, or any similar transactions, secured by any assets constituting Collateral under the documents that secure First Priority Claims.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "Foreign Subsidiary" means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "GAAP" means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantor" means each of Parent and the Subsidiary Guarantors.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means with respect to any Person, without duplication:

          (1)   all Obligations of such Person for borrowed money;

          (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   all Capitalized Lease Obligations of such Person;

          (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs);

          (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, whether or not then due;

          (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

          (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

          (8)   all Interest Swap Obligations and all Obligations under Currency Agreements of such Person; and

          (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, Indebtedness shall not include any Qualified Capital Stock. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Advisor" means a nationally-recognized accounting, appraisal or investment banking firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of Parent, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If Parent or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by Parent or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by Parent or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by Parent or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described in the section entitled "—Certain Covenants—Limitation on Restricted Payments":

            (i)  "Investment" shall include the portion (proportionate to Parent's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Parent at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Parent shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Parent's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to Parent's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

           (ii)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Parent.

        "Issue Date" means March 17, 2004.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents granting Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by Parent or any of its Restricted Subsidiaries from such Asset Sale net of:

          (1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

          (2)   all taxes and other costs and expenses actually paid or estimated by Parent (in good faith) to be payable in cash in connection with such Asset Sale;

          (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

          (4)   appropriate amounts to be provided by Parent or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by Parent or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

        "Obligations" means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company or Parent, as the case may be, at least one of whom shall be the principal financial officer of the Company or Parent, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

        "Permitted Business" means:

          (1)   the delivery or distribution of telecommunications, voice, data or video services;

          (2)   any business or activity reasonably related or ancillary to those listed above, including, any business the Parent or a Restricted Subsidiary conducts on the Issue Date, and the acquisition, holding or exploitation of any license relating to the delivery of those services; or

          (3)   any other business or activity in which the Parent and the Restricted Subsidiaries expressly contemplate engaging under the provisions of Parent's certificate of incorporation and bylaws as in effect on the Issue Date.

        "Permitted Holders" means: Bain Capital Fund VI, L.P., Wind Point Partners IV, L.P., Stolberg Partners, L.P. and their respective Affiliates and (ii) Clifford D. Williams and Richard A. Smith (the

"Management Holders"); provided, that in determining the Voting Stock Beneficially Owned by the Management Holders, any Voting Stock purchased by the Company or the Management Holders with proceeds from the incurrence of Indebtedness by the Company or an Affiliate of the Company shall be disregarded.

        "Permitted Indebtedness" means, without duplication, each of the following:

          (1)   Indebtedness under the Notes in an aggregate outstanding principal amount at maturity not to exceed $100.0 million and the related Guarantees;

          (2)   Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $20.0 million or (b) the sum of 80% of Eligible Accounts Receivable and 50% of consolidated inventory of Parent and its Restricted Subsidiaries;

          (3)   other Indebtedness of Parent and its Restricted Subsidiaries outstanding on the Issue Date;

          (4)   Interest Swap Obligations of Parent or any Restricted Subsidiary of Parent covering Indebtedness of Parent or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

          (5)   Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Parent and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (6)   Intercompany Indebtedness of the Company or a Guarantor for so long as such Indebtedness is held by the Company or a Guarantor; provided that if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

          (7)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (8)   Indebtedness of Parent or any of its Restricted Subsidiaries represented by letters of credit for the account of Parent or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (9)   obligations in respect of performance, bid and surety bonds and completion guarantees provided by Parent or any Restricted Subsidiary in the ordinary course of business;

          (10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of Parent and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by Parent in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

          (11) Refinancing Indebtedness;

          (12) Indebtedness represented by guarantees by Parent or a Restricted Subsidiary of Indebtedness incurred by Parent or a Restricted Subsidiary so long as the incurrence of such Indebtedness by Parent or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

          (13) Indebtedness arising from agreements of Parent or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Parent and the Subsidiary in connection with such disposition;

          (14) Indebtedness of Parent or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the Indenture; and

          (15) additional Indebtedness of Parent and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding.

        For purposes of determining compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, Parent shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "—Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

          (1)   Investments by Parent or any Restricted Subsidiary of Parent in the Company or any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate with or into the Company or a Guarantor, or that transfers or conveys all or substantially all of its assets to the Company or a Guarantor;

          (2)   Investments in cash and Cash Equivalents;

          (3)   Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

          (4)   Investments in the Notes;

          (5)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

          (6)   Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "—Limitation on Asset Sales" covenant;

          (7)   Investments in existence on the Issue Date;

          (8)   loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding; and

          (9)   advances to suppliers and customers in the ordinary course of business.

        "Permitted Liens" means the following types of Liens:

          (1)   Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which Parent or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (2)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (3)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (4)   any judgment Lien not giving rise to an Event of Default;

          (5)   easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Parent or any of its Restricted Subsidiaries;

          (6)   any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (9) of the definition of "Permitted Indebtedness;" provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

          (7)   Liens securing Purchase Money Indebtedness permitted pursuant to clause (9) of the definition of "Permitted Indebtedness;" provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of Parent or any Restricted Subsidiary of Parent other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

          (8)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (9)   Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Parent or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (12) Liens securing Indebtedness under Currency Agreements that are permitted under the Indenture and liens securing First Priority Cash Management Obligations;

          (13) Liens securing Acquired Indebtedness incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" covenant; provided that:

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by Parent or a Restricted Subsidiary of Parent and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by Parent or a Restricted Subsidiary of Parent; and

            (b)   such Liens do not extend to or cover any property or assets of Parent or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Parent or a Restricted Subsidiary of Parent and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Parent or a Restricted Subsidiary of Parent;

          (14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term "Permitted Indebtedness" to the extent and in the manner such Liens are in effect on the Issue Date;

          (15) Liens securing the Notes and all other monetary obligations under the Indenture and the Guarantees;

          (16) Liens securing Indebtedness under the Credit Agreement, to the extent such Indebtedness is permitted under clause (2) of the definition of the term "Permitted Indebtedness, and all other Obligations thereunder;"

          (17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of Parent or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

          (18) Liens securing Acquired Indebtedness or Indebtedness (and all other Obligations related thereto) of the Company or a Guarantor, the proceeds of which are used by the Company or such Guarantor to acquire assets that will be used in a Permitted Business or the Capital Stock of a Person that becomes a Subsidiary Guarantor or is merged with or into Parent, the Company or a Subsidiary Guarantor; provided, that immediately thereafter the ratio of:

            (a)   the principal amount (or accreted value, as the case may be) of First Priority Claims of Parent and its Restricted Subsidiaries on a consolidated basis outstanding as of the Transaction Date to

            (b)   the Pro Forma Consolidated Cash Flow of Parent for the preceding two full fiscal quarters multiplied by two, determined on a pro forma basis as if any such Indebtedness had been Incurred and the proceeds thereof had been applied at the beginning of such two fiscal quarters, would be greater than zero and less than 2.75 to 1.00.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Pro Forma Consolidated Cash Flow" means, with respect to any Person, for any period, the Consolidated Cash Flow of such Person for such period calculated on a pro forma basis to give effect to any Asset Sale or other disposition or Asset Acquisition (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) by such Person during such period as if such Asset Sale or other disposition or Asset Acquisition had taken place on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an Asset Acquisition and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the Asset Acquisition or other Investment which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Rule 11-02 of Regulation S-X under the Securities Act or (b) have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken with 180 days immediately following any such Asset Acquisition or other Investment, including, but not limited to, the execution, termination, renegotiation or modification of any contracts, the termination of any personnel or the closing of any facility, as applicable, provided that, in any case, such adjustments shall be calculated on an annualized basis and such adjustments are set forth in an Officer's Certificate signed by Parent's chief financial officer and another Officer which states in detail (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers' Certificate at the time of such execution and (iii) that such adjustment or adjustments and the plan or plans related thereto have been reviewed and approved by the Parent's Board of Directors.

        "Public Equity Offering" means an underwritten public offering of Common Stock of Parent or any holding company of Parent pursuant to a registration statement filed with the SEC (other than on Form S-8).

        "PUC" means the public utilities commission for any state or any other jurisdiction or any successor agency, and any successor, in whole or in part, to its functions or jurisdictions.

        "Purchase Money Indebtedness" means Indebtedness of Parent and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by Parent or any Restricted Subsidiary of Parent of Indebtedness incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (10) of the definition of Permitted Indebtedness, in each case that does not:

          (1)   have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

          (2)   create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

          (3)   affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness);

If such Indebtedness being Refinanced is subordinate or junior by its terms to the Notes, then such Refinancing Indebtedness shall be subordinate by its terms to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Registration Rights Agreement" means (a) the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the Initial Purchasers or (b) a registration rights agreement between the Company, the Guarantors and the other parties thereto in connection with the issuance of Additional Notes, as the same may be amended or modified from time to time in accordance with the terms thereof.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

        "Subsidiary" with respect to any Person, means:

          (1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

          (2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Subsidiary Guarantor" means (1) each of Parent's Domestic Restricted Subsidiaries (other than the Company) existing on the Issue Date and (2) each of Parent's Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Subsidiary Guarantor; provided that any Person constituting a Subsidiary Guarantor as described above shall cease to constitute a Subsidiary Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Transaction Date" means with respect to the incurrence of any Indebtedness by Parent or any of its Restricted Subsidiaries that is a Guarantor, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

        "Unrestricted Subsidiary" of any Person means:

          (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of Parent may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) other than the Company to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Parent or any other Subsidiary of Parent that is not a Subsidiary of the Subsidiary to be so designated, provided that:

          (1)   Parent certifies to the Trustee that such designation complies with the "—Limitation on Restricted Payments" covenant; and

          (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Parent or any of its Restricted Subsidiaries.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

          (1)   immediately after giving effect to such designation, Parent is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant; and

          (2)   immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

        Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

          (a)   the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

          (b)   the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly-Owned Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

        The new notes will be represented by one or more notes in registered, global form without interest coupons (each a "Global Note") and will be deposited with the Trustee as a custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of such depositary.

The Global Notes

        We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder, DTC or such nominee, as the case may be, will be considered the sole owner or holder represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

        Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

        DTC has advised us that it will take any action permitted to be taken by a holder (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the

Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth in the section entitled "Notice to Investors."

        DTC has advised us that it is:

  •
  is a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Notes in certificated registered form shall be transferred to all beneficial owners in exchange for their beneficial interests in the Global Notes if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes and a successor depository is not appointed by the Company within ninety (90) days of such notice or (ii) an event of default has occurred under the indenture and is continuing and the registrar has received a request from the depository to issue notes in certificated registered form.

Procedures Relating to Subsequent Issuances

        The indenture governing the notes will provide that, in the event there is a subsequent issuance of notes and such subsequently issued notes are treated as issued at an issue price different from the adjusted issue price of the original notes or if we otherwise determine that such notes need to have a new CUSIP number, each holder of the notes agrees that a portion of such holder's notes will be automatically exchanged, without any further action of such holder, for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, following each such subsequent issuance and exchange, each holder of the notes will own an indivisible unit composed of notes of each separate issuance in the same proportion as each other holder. Immediately following any exchange resulting from a subsequent offering, a new CUSIP number will be assigned to represent an inseparable unit consisting of the notes outstanding prior to the subsequent issuance and the notes issued in the subsequent issuance. Accordingly, the notes issued in the original offering cannot be separated from the notes issued in any subsequent offering. All accounts of DTC participants with a position in the securities will be automatically revised to reflect the new CUSIP numbers.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a general summary of certain U.S. federal income tax consequences of the exchange offer to holders of old notes. The summary below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired old notes at original issue for cash and holds such old notes as a capital asset within the meaning of Section 1221 of the Code. Holders of old notes considering the exchange offer should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

  Exchange Offer

        An exchange of old notes for new notes pursuant to the exchange offer will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their old notes for new notes in connection with the exchange offer and any such holder will have the same adjusted tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

  Automatic Exchange of Notes for Outstanding Notes

        Under the terms of the indenture governing the notes, if the notes are issued at an issue price different from the adjusted issue price of the Outstanding Notes (for example, as a result of changes in prevailing interest rates) or if we otherwise determine that the notes need to have a new CUSIP number, then, immediately following the consummation of the Exchange Offer a portion of each holder's notes issued in such Exchange Offer will be automatically exchanged for a portion of the Outstanding Notes and the records of any record holders of the notes will be revised to reflect such exchanges. Consequently, immediately following each such issuance and exchange, without any further action by such holder, each holder of notes issued in such Exchange Offer and each holder of Outstanding Notes will own an inseparable unit composed of a proportionate percentage of both the Outstanding Notes and the notes issued in such Exchange Offer, but the aggregate stated principal amount of the notes owned by each holder will not change as a result of such issuance and exchange. The indenture provides for a similar exchange if additional notes are issued subsequent to the issuance of the notes.

        The tax consequences of such exchange are not entirely clear. We intend to take the position that the original issue discount rules (discussed above) will be applied to each holder as though, following the exchange, such holder owned a portion of the notes and a portion of the Outstanding Notes. If the notes are issued at a price which exceed the adjusted issue price of the Outstanding Notes, this could result in your being required to include in income, over the term of the notes, a greater amount of OID than would have been the case if the exchange had not occurred.

        Alternatively, it is possible that that the IRS could assert that OID attributable to the Outstanding Notes and the notes should be reported only to the persons that initially acquired such Outstanding Notes or such notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or transferee thereof), all of the notes held by such holder have the maximum amount of OID contained in either the Outstanding Notes or the notes. Any of these assertions by the IRS could create significant uncertainties in the pricing of the notes and could adversely affect the market for the notes.

        We also intend to take the position that the automatic exchange will not be a taxable exchange of your notes for U.S. federal income tax purposes, but there can be no assurance that the IRS will not assert that such a taxable exchange occurred. If such assertion were sustained, and if, at the time, the value of the notes were to exceed your basis, you would recognize gain on the deemed exchange (but any loss probably would not be recognized). Your initial tax basis in the notes deemed to have been received in the exchange would be the fair market value of such notes on the date of the deemed exchange (adjusted to reflect any disallowed loss), and your holding period for such notes would begin on the day after the deemed exchange.

        Similar tax issues would exist if an automatic exchange were to occur as a result of subsequent issuances of notes. In addition, regardless of whether a subsequent issuance of notes results in a taxable exchange, such issuance may increase the OID that you were previously accruing with respect to the notes. Following any subsequent issuance of notes, we (and our agents) will report any OID on the subsequently issued notes ratably among all holders of notes, and each holder of notes, by purchasing notes, agree to report OID in a manner consistent with this approach.

        If the subsequently issued notes are issued at a price below the adjusted issue price of the old notes, the deemed exchange would generally result in the holders of the old notes reporting more OID interest income over the term of the notes than they would have reported had no such subsequent issuance occurred, and any such additional interest income will be reflected as an increase in the tax basis of the notes, which would generally result in a capital loss (or reduced capital gain) upon a sale, exchange or retirement of the notes. Conversely, if the subsequently issued notes are issued at a price above the adjusted issue price of the old notes, the deemed exchange generally results in the holders of the old notes reporting less interest income over the term of the notes than they would have reported had no such subsequent issuance occurred, and any such reduced interest income will be reflected as an increase in the tax basis of the notes to a level below the basis which a holder would have had if there had been no such deemed exchange, which would generally result in a capital gain (or reduced capital loss) upon a sale, exchange or retirement of the notes. On the other hand, although not entirely clear it is possible that if the adjusted issue price of the old Note is less than the issue price of the holder's new Note, the IRS could take the position that such difference constitutes market discount. You should, however, consult your own tax advisor as to the application of the market discount rules to your particular situation.

        Due to the complexity and uncertainty surrounding the U.S. federal income tax treatment of subsequent issuances and exchanges of notes, prospective investors are urged to consult their tax advisors regarding the applicable tax consequences to them in light of their particular circumstances.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

        For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

        The validity of the notes offered hereby will be passed upon for the issuer by DLA Piper Rudnick Gray Cary US LLP, New York, New York and Reston, Virginia.

EXPERTS

        The Consolidated Financial Statements of Eschelon Telecom, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Advanced TelCom, Inc. as of September 30, 2004 and December 31, 2003, and for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-4 we filed with the SEC to register $65,000,000 principal amount of our 8 3/8% Senior Subordinated Notes due 2010 to be issued pursuant to the exchange offer. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        We have not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Eschelon Telecom, Inc.
Consolidated Financial Statements

Page
Years Ended December 31, 2001, 2002 and 2003
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Nine Months Ended September 30, 2003 and 2004
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets	F-20
Consolidated Statements of Operations	F-21
Consolidated Statements of Cash Flows	F-22
Notes to Consolidated Financial Statements	F-23
Advanced TelCom, Inc. Consolidated Financial Statements
Nine Months Ended September 30, 2004 and the Period from May 15, 2003 to December 31, 2003
Independent Auditors' Report	F-31
Audited Consolidated Financial Statements
Consolidated Balance Sheets	F-32
Consolidated Statements of Income	F-33
Consolidated Statements of Stockholder's Equity	F-34
Consolidated Statements of Cash Flows	F-35
Notes to Consolidated Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eschelon Telecom, Inc.

        We have audited the accompanying consolidated balance sheets of Eschelon Telecom, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eschelon Telecom, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 16, 2004

Eschelon Telecom, Inc.

Consolidated Balance Sheets
(in thousands)

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$19,733	$8,606
Accounts receivable, net of allowance for doubtful accounts of $2,018 and $739	12,519	13,537
Other receivables	3,001	2,097
Inventories	2,776	3,169
Prepaid expenses	2,088	2,046

Total current assets	40,117	29,455
Property and equipment, net	91,296	86,777
Other assets	1,008	1,269
Goodwill	7,168	7,168
Intangible assets, net	29,544	29,052

Total assets	$169,133	$153,721

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$4,217	$4,582
Accrued telecommunication costs	5,974	6,939
Accrued expenses	2,177	3,240
Deferred revenue	3,397	3,000
Accrued compensation expenses	3,679	4,261
Capital lease obligations, current maturities	2,269	1,020

Total current liabilities	21,713	23,042
Long-term liabilities:
Capital lease obligations	592	576
Notes payable	85,764	86,226

Total liabilities	108,069	109,844
Series A convertible preferred stock	45,522	48,948
Stockholders' equity (deficit):
Common stock	16	45
Additional paid-in capital	123,487	120,105
Accumulated deficit	(107,961)	(125,167)
Deferred compensation	—	(54)

Total stockholders' equity (deficit)	15,542	(5,071)

Total liabilities and stockholders' equity (deficit)	$169,133	$153,721

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Operations
(dollars in thousands, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
Revenue:
Network services	$72,773	$96,209	$115,482
BTS	25,837	25,659	25,614

	98,610	121,868	141,096
Cost of revenue:
Network services	40,320	39,493	45,037
BTS	16,190	16,053	15,784

	56,510	55,546	60,821
Gross profit:
Network services	32,453	56,716	70,445
BTS	9,647	9,606	9,830

	42,100	66,322	80,275
Operating expenses:
General and administrative	30,543	42,660	39,297
Sales and marketing	25,417	26,260	26,955
Depreciation and amortization	28,307	25,261	30,099

Operating loss	(42,167)	(27,859)	(16,076)
Other income (expense):
Interest income	1,646	379	168
Interest expense	(12,958)	(5,729)	(1,754)
Gain on debt restructuring	—	53,549	—
Other income (expense)	(223)	(147)	484

Income (loss) before income taxes	(53,702)	20,193	(17,178)
Income taxes	(14)	(50)	(28)

Net income (loss)	(53,716)	20,143	(17,206)
Less preferred stock dividends	(9,890)	(2,701)	(3,426)

Net income (loss) applicable to common stockholders	$(63,606)	$17,442	$(20,632)

Per share amounts (basic and diluted):
Net income (loss)	$(39.75)	$10.90	$(5.21)

Weighted average number of shares outstanding:
Basic and diluted	1,599,971	1,599,950	3,962,842

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)
(dollars in thousands)

	Preferred Stock		Common Stock
					Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Deferred Compensation
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2000	27,509,342	$275	2,949,042	$29	$130,083	$—	$(74,388)	$(119)	$55,880
Issuance of common stock in connection with Tele-Contracting Specialists, Inc. acquisition	—	—	8,882	—	19	—	—	—	19
Issuance of common stock in connection with Rocky Mountain Telephone, Inc. acquisition	—	—	89,854	1	718	—	—	—	719
Stock options exercised	—	—	6,880	—	25	—	—	—	25
Change in fair value of interest rate swap	—	—	—	—	—	372	—	—	372
Amortization of deferred compensation	—	—	—	—	—	—	—	33	33
Net loss for the year	—	—	—	—	—	—	(53,716)	—	(53,716)

Balance at December 31, 2001	27,509,342	275	3,054,658	30	130,845	372	(128,104)	(86)	3,332
Corporate restructuring and cancellation of stock warrants and stock options	(27,509,342)	(275)	(1,454,658)	(14)	90	—	—	70	(129)
Accumulated dividends in connection with preferred stock	—	—	—	—	(2,701)	—	—	—	(2,701)
Fees associated with preferred stock offering	—	—	—	—	(4,747)	—	—	—	(4,747)
Forfeiture of common stock after corporate restructuring	—	—	(9,960)	—	—	—	—	—	—
Change in fair value of interest rate swap	—	—	—	—	—	38	—	—	38
Termination of interest rate swap agreement	—	—	—	—	—	(410)	—	—	(410)
Amortization of deferred compensation	—	—	—	—	—	—	—	16	16
Net income for the year	—	—	—	—	—	—	20,143	—	20,143

Balance at December 31, 2002	—	—	1,590,040	16	123,487	—	(107,961)	—	15,542
Forfeiture of common stock after corporate restructuring	—	—	(892)	—	—	—	—	—	—
Accumulated dividends in connection with preferred stock	—	—	—	—	(3,426)	—	—	—	(3,426)
Fees associated with 2002 sale of preferred stock	—	—	—	—	(70)	—	—	—	(70)
Issuance of restricted common stock	—	—	2,484,979	25	99	—	—	(124)	—
Stock options exercised	—	—	383,452	4	15	—	—	—	19
Amortization of deferred compensation	—	—	—	—	—	—	—	70	70
Net loss for the year	—	—	—	—	—	—	(17,206)	—	(17,206)

Balance at December 31, 2003	—	$—	4,457,579	$45	$120,105	$—	$(125,167)	$(54)	$(5,071)

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2001	2002	2003
Operating activities
Net income (loss)	$(53,716)	$20,143	$(17,206)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	28,307	25,261	30,099
Provision for bad debt expense	1,543	4,510	500
Noncash interest expense	—	1,017	1,302
Value of restricted common stock issued to management	—	—	70
Amortization of discount on note payable	853	272	—
Cancellation of warrants, options, and unamortized note discount	—	3,030	—
Recovery related to put warrant value	(1,286)	—	—
Loss (gain) on write-off and sales of assets	239	148	(484)
Gain on debt restructuring	—	(53,549)	—
Changes in operating assets and liabilities:
Accounts receivable	(6,502)	(2,240)	(1,520)
Other receivables	(1,886)	2,431	904
Inventories	(194)	(218)	(393)
Prepaid expenses and other assets	(830)	(697)	(219)
Accounts payable and accrued expenses	(4,423)	(2,848)	3,450
Deferred revenue	974	(137)	(397)
Accrued compensation expenses	(195)	(11)	582

Net cash provided by (used in) operating activities	(37,116)	(2,888)	16,688
Investing activities
Purchase of subsidiaries, net of cash acquired	(1,371)	—	—
Purchases of property and equipment	(25,167)	(12,569)	(13,367)
Cash paid for customer installation costs	(10,806)	(10,541)	(11,669)
Proceeds from sale of assets	876	90	28

Net cash used in investing activities	(36,468)	(23,020)	(25,008)
Financing activities
Proceeds from issuance of notes payable	33,412	1,432	—
Payments made on bank debt and capital lease obligations	(2,355)	(14,886)	(2,697)
Proceeds from (fees associated with) issuance of preferred stock	—	36,696	(70)
Proceeds from issuance of common stock	25	—	19
Cash received in connection with debt restructuring	—	8,785	—
Increase in debt issuance costs	(611)	(434)	(59)

Net cash provided by (used in) financing activities	30,471	31,593	(2,807)

Net increase (decrease) in cash and cash equivalents	(43,113)	5,685	(11,127)
Cash and cash equivalents at beginning of year	57,161	14,048	19,733

Cash and cash equivalents at end of year	$14,048	$19,733	$8,606

Supplemental cash flow information
Cash paid for interest	$12,679	$1,411	$452

Supplemental noncash activities
Equipment purchases under capital leases	$2,711	$65	$1,430

Value of common stock issued in connection with acquisitions	$738	$—	$—

Value of restricted common stock issued to management	$—	$—	$124

Value of preferred stock issued in connection with debt restructuring	$—	$1,378	$—

See accompanying notes.

Eschelon Telecom, Inc.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts)

December 31, 2003

1.    Summary of Significant Accounting Policies

Organization

        Eschelon Telecom, Inc. (the Company) is a facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 12 markets in the western United States. The Company offers the following products and services:

          Local Business Telephone Service.    Local access lines including traditional business lines, direct dial trunks, and analog and digital access; local service enhanced features including hunting, forwarding, transferring, voice messaging, caller ID, call waiting, three-way calling, and call hold.

          Long Distance Services.    Outbound services, inbound services including toll-free services, calling cards, and operator services.

          Data Services.    High-speed data transmission services, such as dedicated and broadband Internet access, and e-mail and web-hosting services.

          BTS Products and Services.    Products include telephone transmission products, data transmission products, and voice messaging products; services include system configurations, maintenance agreements, and technical service and repair.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value. On December 31, 2002 and 2003, the Company had investments of $19,077 and $3,145, respectively, in securities with maturities of less than three months which are included in cash and cash equivalents.

Property and Equipment

        Property and equipment, including leasehold improvements, are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Vehicles	5 years
Office furniture and equipment	5-7 years
Computer equipment	5 years
Computer software	3 years
Switching and data equipment	12 years
Switching and data software	5 years

        Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life of the asset.

        All internal costs directly related to the construction of the switches and operating and support systems, including salaries of certain employees, are capitalized.

        Property and equipment consist of the following:

	2002	2003
Vehicles	$146	$39
Office furniture and equipment	11,242	13,243
Computer equipment and software	31,141	30,264
Leasehold improvements	16,330	16,931
Switching and data equipment and software	70,278	76,751

	129,137	137,228
Less accumulated depreciation and amortization	(37,841)	(50,451)

	$91,296	$86,777

Goodwill, Intangibles, and Long-Lived Assets

        Goodwill represents the excess of cost over the fair value of net assets acquired and was previously amortized on a straight-line basis over the estimated useful life ranging from 7 to 20 years. In fiscal year 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment. Management completed its annual impairment test in the fourth quarter of 2002 and 2003 and determined that goodwill had not been impaired. During the fourth quarter of 2001, management determined the carrying value of goodwill, associated with certain acquisitions, exceeded its fair value based upon future undiscounted cash flows to be received from the related acquisitions. As a result, the Company recorded an impairment charge of $6,990, which is included in the accompanying financial statements under the caption "Depreciation and amortization."

        The following table presents a reconciliation of reported net income (loss) to adjusted net income (loss) as if SFAS No. 142 had been in effect for the years ended December 31:

	2001	2002	2003
Reported net income (loss)	$(53,716)	$20,143	$(17,206)
Goodwill amortization	1,753	—	—

Adjusted net income (loss)	$(51,963)	$20,143	$(17,206)

        Intangibles consist of debt issuance costs, customer installation costs , and noncompete agreements. In 2002 and 2003, debt issuance costs were incurred in connection with the issuance of notes payable. These costs are being amortized over the term of the facility. The customer installation costs are being amortized over a period of 48 months, which approximates the average life of a customer contract. Noncompete agreement costs represent costs associated with various agreements the Company has entered into with existing management of the companies they have acquired. These costs are being amortized over the terms of the agreements.

        Intangible assets consist of the following:

	2002	2003
Customer installation costs	$42,180	$52,794
Debt issuance costs	5,774	5,833
Noncompete agreements	15	15

	47,969	58,642
Less accumulated amortization	(18,425)	(29,590)

	$29,544	$29,052

        The Company reviews all long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. Under SFAS No. 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Revenue Recognition

        Revenues from network services are recognized in the period in which subscribers use the related services. Revenues from equipment sales and related installation charges are recognized upon delivery, completion of the installation of the related equipment, and acceptance by the customer, at which point legal title passes to the customer. Revenues for carrier interconnection and access are recognized in the period in which the service is provided.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable. The Company has a credit policy which helps minimize credit risk. Management believes this risk is limited due to the large number and diversity of clients which comprise the Company's customer base.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

        Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation

        The Company accounts for its stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidated statements of operations.

        The following table illustrates the effect on net income (loss) per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Year Ended December 31
	2001	2002	2003
Net income (loss) applicable to common stockholders as reported	$(63,606)	$17,442	$(20,632)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	—	70
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(792)	(290)	(133)

Pro forma net income (loss) applicable to common stockholders	$(64,398)	$17,152	$(20,695)

Net income (loss) per share:
Basic and diluted—as reported	$(39.75)	$10.90	$(5.21)
Basic and diluted—pro forma	(40.24)	10.72	(5.22)

        Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2002 and 2003: a risk-free interest rate of 4.00% and 3.25%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 25%; and a weighted average life of the options of five years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Net Income (Loss) Per Share

        Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the periods presented. Diluted per share amounts are the same as basic per share amounts because the effect of all options and warrants is anti-dilutive. In June 2002, the Company completed a corporate restructuring that reclassified each share of the Company's common stock and converted all outstanding shares of the Company's preferred stock into common stock at prescribed conversion prices (see Note 6). All of the net income (loss) per share amounts have been restated to reflect the corporate restructuring.

Derivative Instruments

        Derivative instruments have been used by the Company to manage its interest rate exposures. The Company does not use the instruments for speculative purposes.

        In 2001, the Company entered into an interest rate swap agreement that effectively converted $75,000 of its floating-rate debt (described in Note 3) to a fixed-rate basis through November 2003, thus reducing the impact of interest-rate changes on future interest expense. In April 2002, the Company terminated the interest rate swap agreement, resulting in a gain of $410, which is included in the accompanying consolidated statements of operations under the caption "Interest expense."

New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements and did not require the Company to reclassify its Series A Preferred Stock to a liability as the shares are contingently redeemable.

Reclassifications

        Certain prior year amounts have been reclassified to conform to current year presentation.

2.    Acquisition

        In 2001, the Company acquired all of the issued and outstanding stock of Rocky Mountain Telephone, Inc. in exchange for 89,854 shares of common stock and $1,462 in cash. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's consolidated financial statements since the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material. The Company has entered into an earnout agreement under which $285 of the purchase price was placed in escrow. For 2001 and 2002, the Company paid $65 and $63, respectively, under the earnout agreement. The remaining escrowed amount may be paid to the former Rocky Mountain shareholders based on meeting certain financial targets for the year ended December 31, 2003.

3.    Notes Payable

        In 1999, Eschelon Operating Company, a subsidiary of the Company, entered into a credit agreement (subsequently amended in 2000 and 2001) with NTFC Capital Corporation (NTFC) and certain other lenders (collectively with NTFC, the lenders) and General Electric Capital Corporation (GECC), providing a credit facility in the aggregate principal amount of $145,000 (the Credit Agreement).

        In June 2002, the Company entered into an Exchange Agreement with the lenders. Under the terms of the Exchange Agreement, the Company's lenders were given three options to restructure the debt under the Credit Agreement. Lenders who chose the first option received cash in the amount of $0.19 per dollar of outstanding principal as repayment in full of all liabilities owed to such lenders under the Credit Agreement. Lenders who chose the second option entered into new notes with a principal amount of approximately $0.38 per dollar of the previously outstanding principal amount, with new payment terms and interest rates and received shares of Series A Preferred Stock in exchange of all liabilities owed to such lenders under the Credit Agreement. Lenders who chose the third option entered into new notes in the same principal amount but with new payment terms and interest rates and agreed to cancel a warrant for the purchase of 734,897 shares of Common Stock in exchange of all liabilities owed to such lenders under the Credit Agreement.

        In accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, the Exchange Agreement transaction was accounted for as a troubled debt restructuring. Lenders with outstanding principal of $64,363 and interest due of $1,415 who chose the first option received $12,229 of cash to cancel all liabilities. This resulted in the Company recording a pretax gain of $53,549. Lenders with outstanding principal of $28,819 and interest due of $634 who chose the second option received new notes in the amount of $10,951 and also received 2,712,216 shares of Series A Preferred Stock with a fair value of $1,378. Because the interest to be incurred on the new notes is calculated via either a Base Rate or LIBOR, plus an applicable margin, the future cash flows cannot be calculated with certainty. As a result, the carrying value of the notes for the lenders who selected this second option was originally recorded on the Company's consolidated balance sheet at $28,075, representing the carrying value of the old notes, including accrued interest, less the value of the Series A Preferred Stock. The excess carrying value of $17,124, over the face amount of principal due, will reduce interest expense over the term of the new notes utilizing the effective interest rate method. Such excess carrying value, however, is being recorded on the Company's balance sheet as required by SFAS No. 15 but does not constitute a debt of the Company which is to be repaid. A gain on the restructuring will not be recognized until the maximum future payments on the new notes are certain to be less than the carrying amount. Lenders with outstanding principal of $46,111, interest due of $1,014, a put warrant with a value of $4,277, and unamortized note discount of $2,719, who chose the third option received new notes in the same principal amount, canceled the warrant for the purchase of 734,897 shares of common stock, paid $12,229, and received 6,780,541 shares of Series A Preferred Stock with a fair value of $3,444. Because the interest to be incurred on the new notes is calculated via either a Base Rate or LIBOR, plus an applicable margin, the future cash flows cannot be calculated with certainty. As a result, the carrying value of the notes for the lenders who selected this option was originally recorded on the Company's consolidated balance sheet at $57,468, representing the carrying value of the old notes, including accrued interest and unamortized discount, the carrying value of the warrant obligation, plus the new cash advanced, less the value of the Series A Preferred Stock issued. The excess carrying value of $11,357, over the face amount of principal due, will reduce interest expense over the term of the new notes utilizing the effective interest rate method. Such excess carrying value, however, is being recorded on the Company's consolidated balance sheet as required by SFAS No. 15 but does not constitute a debt of the Company which is to be repaid. For the years ended December 31, 2002 and 2003, the Company recognized, as a reduction to interest expense, $2,140 and $4,470, respectively, of the excess carrying value.

        As a result of the Exchange Agreement and the amended Credit Agreement entered into between the Company, GECC and its lenders, the Company originally had $57,062 of outstanding principal due on the notes. As of December 31, 2002 and 2003, the notes have a carrying value in the balance of $85,764 and $86,226, respectively. The maturity date of the loans under the amended Credit Agreement is June 30, 2009. The terms of the amended Credit Agreement do not require repayment of any outstanding principal until June 30, 2005, at which time the Company is required to make quarterly payments of $1,250 through and including March 31, 2006. Thereafter, the Company is required to make equal quarterly payments on the remaining outstanding balance according to the following schedule: (i) for the period from July 1, 2006 through June 30, 2007, amounts equal to 20% of such remaining outstanding balance; (ii) for the period from July 1, 2007 through June 30, 2008, amounts equal to 30% of such remaining outstanding balance; and (iii) for the period from July 1, 2008 through June 30, 2009, amounts equal to 50% of such remaining outstanding balance. During the first 36 months of the term of the amended Credit Agreement, the Company is obligated to pay interest quarterly on the outstanding loan balance at the initial interest rate of 8% per year. The Company has the option of capitalizing such accrued interest into the outstanding balance during this 36-month period. The Company capitalized $2,361 and $4,932 of interest expense for the years ended December 31, 2002 and 2003, respectively. Beginning in the 37th month, outstanding amounts on the amended Credit Agreement will accrue interest at either the Base Rate plus an applicable margin ranging from 2.50% to 3.75% per year or the LIBOR Rate plus an applicable margin ranging from 3.50% to 4.75% per year. The applicable margin to be incurred on the outstanding loan amount is determined based on the Company's total leverage ratio in effect as of the last date of the previous fiscal quarter. Repayment of the accrued interest on Base Rate advances is due on a quarterly basis. Repayment of accrued interest in LIBOR Rate advances is due the last day of the applicable LIBOR period and, in case the interest period is greater than three months, the three-month intervals after the first day of such interest period. The amended Credit Agreement allows for prepayments of outstanding amounts and contains certain restrictive covenants. At December 31, 2002 and 2003, the Company was in compliance with these covenants.

        The carrying value of the notes is comprised of the following as of December 31:

	2002	2003
Principal amount due	$59,423	$64,355
Excess carrying value over principal amount due	26,341	21,871

	$85,764	$86,226

        The maturities of notes payable as of December 31, 2003 are as follows:

2005	$3,750
2006	7,185
2007	14,839
2008	23,742
Thereafter	14,839

$64,355

        The carrying amounts, net of the excess carrying value resulting from the troubled debt restructuring, of the Company's debt instruments in the consolidated balance sheets at December 31, 2002 and 2003 approximate fair value.

4.    Commitments and Contingencies

        In April 2003, the Company entered into a five-year agreement with MCI to purchase colocation/LIS transport services. The agreement requires that the Company maintain monthly minimums as follows:

April 2003–March 2004	$80/month
April 2004–March 2005	$84/month
April 2005–March 2006	$88/month
April 2006–March 2007	$93/month
April 2007–March 2008	$97/month

        The Company will pay an underutilization charge for any amounts billed under the monthly minimum.

        In 2000, the Company entered into an amendment of an earlier Master Purchase and Services agreement with Nortel Networks, Inc. (Nortel Networks). Under the amendment, the Company committed to purchase and/or license $100,000 of Nortel Networks' equipment or services. However, the Company is confident that, due to Nortel Networks' discontinuance of certain product lines contemplated in the Amended Master Purchase and Services agreement, neither party will be held to the conditions of the contract.

        In August 2000, the Company entered into a ten-year agreement with Global Crossing to purchase a total of $100,000 of services. The agreement does not contain monthly minimums, however a penalty is assessed for early termination. The early termination penalties are as follows:

Months 1–24	$15,000
Months 25–48	10,000
Months 49–120	5,000

Legal Proceedings

        The Company is a party to several complaint proceedings against Qwest filed with the Arizona, Colorado, Minnesota and Washington public utility commissions, or PUCs, and two federal court lawsuits involving Qwest. The Minnesota PUC recently ordered Qwest to pay the Company $500 as a refund of overcharges related to enhanced extended loops. The Company also is contesting a recent unfavorable decision by the Minnesota PUC in relation to its complaint regarding Qwest's withholding of Direct Measures of Quality, or DMOQ, billing credits. The Minnesota PUC recently granted, and the Washington PUC denied in part and granted in part, its complaints regarding retroactive application of certain favorable UNE rates. The Company has filed similar complaints in Arizona and Colorado. The Company continues to prosecute a lawsuit against Qwest in the United States District Court, Western District of Washington regarding the financial harm it has suffered as a result of Qwest's violations of interconnection agreements by failing to provide accurate records relating to interstate and intrastate long distance calls, failing to develop an unbundled network platform and failing to make DSL available for resale. The Company also is opposing Qwest's federal court appeal of the Minnesota PUC's UNE Cost Order, which, if successful, could result in a substantial monetary refund to the Company from Qwest.

        The Company is a party to certain regulatory investigations underway in Arizona, Colorado and Washington relating to the alleged failure of Qwest and several CLECs, including the Company, to submit interconnection agreements for approval by state regulatory agencies. The Company cannot predict the outcome of the Arizona, Colorado or Washington investigations or the effect that any corresponding regulatory actions may have on its business. The Company is a party to a similar investigation by the Minnesota PUC that resulted in no direct penalties against the Company. The Minnesota Department of Commerce is investigating agreements that CLECs, including the Company, have with certain interexchange carriers for pricing access services. The Company has asserted that the agreements are permissible individual case basis agreements, and the Department of Commerce has asserted that the agreements are unlawfully discriminatory and required to be filed. The Company cannot predict the outcome of any of these proceedings or their effect on its business.

5.    Operating and Capital Leases

        The Company leases office space, vehicles, and office equipment under operating leases. The office leases generally require a base rent plus amounts covering operating expenses and property tax. Rent expense for the years ended December 31, 2001, 2002, and 2003 was $5,495, $5,837, and $6,007, respectively.

        Future minimum lease payments under operating leases with a term in excess of one year as of December 31, 2003 are as follows:

2004	$3,572
2005	3,554
2006	3,497
2007	3,161
2008	3,048
Thereafter	5,294

$22,126

        The Company also leases certain furniture and equipment under other leases which are accounted for as capital leases for financial statement purposes. The cost of equipment in the accompanying balance sheets includes the following amounts under capital leases:

	2002	2003
Cost	$8,467	$9,897
Less accumulated depreciation	(3,407)	(5,062)

	$5,060	$4,835

        Future minimum lease payments required under capital leases together with the present value of the net future minimum lease payments at December 31, 2003 are as follows:

Year ending December 31:
2004	$1,167
2005	455
2006	171
2007	9
2008	3

Total minimum lease payments	1,805
Less amount representing interest	(209)

Present value of net minimum payments	1,596
Less current portion	(1,020)

Capital lease obligations, net of current portion	$576

6.    Capital Stock

        In June 2002, the Company completed a corporate restructuring, pursuant to which the Company restructured its existing Credit Agreement (see Note 3); reclassified each share of the Company's outstanding common stock into 0.0010754995720 shares of common stock; converted all outstanding shares of the Company's Series A, B, C, and D preferred stock into common stock at prescribed conversion prices; issued 68,907,245 shares of its newly authorized Series A Preferred Stock, resulting in proceeds of $35,000; issued 6,780,541 shares of its newly authorized Series A Preferred Stock with a fair value of $3,444 to a lender as described in Note 3; and issued 2,712,216 of its newly authorized Series A Preferred Stock with a fair value of $1,378 in exchange for notes previously outstanding.

        In November and December 2002, the Company issued 5,906,675 shares of its newly authorized Series A Preferred Stock, resulting in proceeds of $3,000.

        Under the terms of the Series A Preferred Stock, the holders are entitled to receive, when and if declared by the Board of Directors, cumulative dividends on each share of the Series A Preferred Stock at the rate of 8% per year which shall accrue daily and, to the extent not paid, shall accumulate quarterly in arrears. At December 31, 2002 and 2003, dividends in arrears are $2,701 and $6,127, respectively.

        The shares of Series A Preferred Stock, plus all accrued and unpaid dividends at the time of conversion, are convertible at any time, at the option of the holder, into shares of the Company's common stock at the initial conversion price which is the original issue price of $0.5079. The conversion price is subject to adjustment in the event of certain events, such as dilutive issuances of additional securities. The Series A Preferred Stock will automatically convert into common stock in the event of an initial public offering raising at least the greater of $50,000 or the amount of principal and interest outstanding under the Credit Agreement (see Note 3). The Series A Preferred Stock may be automatically converted upon the consent of the holders of at least 60% of the then outstanding shares of Series A Preferred Stock.

        The shares of Series A Preferred Stock will be redeemed on the tenth anniversary of the original issuance, if the shares have not previously been redeemed or converted. The Company may redeem all of the Series A Preferred Stock upon the effectiveness of an initial public offering. The redemption price of the Series A Preferred Stock will be the greater of (i) the original issue price plus all accrued and unpaid dividends or (ii) the fair market value of the shares of common stock, as determined by the Board of Directors, that would be received upon conversion of (a) the Series A Preferred Stock, and (b) any accrued and unpaid dividends on the Series A Preferred Stock. Upon a change of control, the holders of 60% of the then outstanding shares of the Series A Preferred Stock may require the Company to redeem all of or a portion of the Series A Preferred Stock at a price equal to (1) the liquidation preference (as described below) if the change of control occurs before the fifth anniversary of the original issue date and (2) the redemption price if the change of control occurs after the fifth anniversary of the original issue date.

        In the event of the Company's liquidation, the holders of the Series A Preferred Stock will receive any distribution of corporate assets before any distributions are made to a junior class of equity. The amount to be distributed to the holders of Series A Preferred Stock will be the greater of (i) two times the original issue price plus all accrued and unpaid dividends (whether or not yet accumulated) as of the date of distribution or (ii) the fair market value of the shares of the Company's common stock, as determined by the Board of Directors, that would be received upon (1) conversion of the Series A Preferred Stock, (2) any accrued and unpaid dividends and, (3) if the liquidation is prior to the fifth anniversary of the date of issuance of the Series A Preferred Stock, all additional dividends that would have been accrued through the fifth anniversary date.

        The Company has the following classes of capital stock after the corporate restructuring:

  •
  Series A convertible preferred stock, $0.01 par value; 100,000,000 shares authorized; 84,306,677 shares issued and outstanding in 2002 and 2003.

  •
  Common stock, $0.01 par value; 160,000,000 shares authorized; 1,590,040 and 4,457,579 shares issued in 2002 and 2003, respectively; 1,590,040 and 3,372,501 outstanding in 2002 and 2003, respectively.

Stock Options

        The Board of Directors approved the Eschelon Telecom, Inc. Stock Option Plan of 1996 (the 1996 Plan). The 1996 Plan provided for the issuance of incentive and nonqualified stock options to key management staff. Under the 1996 Plan, the exercise price of options granted was determined by the Board of Directors, providing that incentive stock options were granted at exercise prices equal to the fair market value of the Company's stock on the date of grant. A total of 6,680,000 shares of the Company's common stock were reserved for issuance under the 1996 Plan.

        In June 2002, the Company completed a corporate restructuring, pursuant to which the Company terminated the 1996 Plan, including the cancellation of all unexercised options outstanding under the 1996 Plan.

        In November 2002, the Board of Directors approved the Eschelon Telecom, Inc. Stock Option Plan of 2002 (the 2002 Plan). A total of 14,117,647 shares of the Company's common stock have been reserved for issuance under the 2002 Plan. At December 31, 2002, the Company did not have any options outstanding.

        The following table summarizes the options to purchase shares of the Company's common stock under the Eschelon Telecom, Inc. Stock Option Plans of 1996 and 2002:

	Shares Available for Grant	Plan Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2000	242,780	4,927,100	$4.75
Additional shares reserved	1,280,000	—	—
Granted	(785,400)	785,400	8.00
Canceled	271,640	(271,640)	6.67
Exercised	—	(6,880)	3.74

Balance at December 31, 2001	1,009,020	5,433,980	5.13
Additional shares reserved	14,117,647	—	—
Canceled	(1,009,020)	(5,433,980)	5.13

Balance at December 31, 2002	14,117,647	—	—
Options granted	(10,643,804)	10,643,804	0.05
Restricted stock granted	(2,484,979)	—	0.05
Canceled	883,867	(883,867)	0.05
Exercised	—	(383,452)	0.05

Balance at December 31, 2003	1,872,731	9,376,485	$0.05

Restricted Common Stock

        In February 2003, the Company granted 2,484,979 shares of restricted common stock to certain directors and members of management. The fair value per share of this restricted stock was $0.05. The Company records compensation expense as the restrictions are removed from the stock. At December 31, 2003, 1,399,902 shares had vested resulting in total compensation expense related to restricted common stock of $70.

7.    Income Taxes

        As of December 31, 2003, the Company had $136,000 of net operating loss (NOL) carryforwards. The NOL carryforwards begin to expire in the year 2019. Should the Company incur a change in ownership in the future, Section 382 of the United States Internal Revenue Code may limit the amount of cumulative NOLs available to offset future income.

        Components of the deferred tax asset at December 31, 2002 and 2003 are as follows:

	2002	2003
Deferred tax assets:
Net operating loss carryforward	$46,848	$52,490
Bad debts	807	296
Compensation accruals	—	423
Inventory obsolescence	71	104
Other temporary differences	147	111

	47,873	53,424
Deferred tax liabilities:
Depreciation	(9,391)	(8,663)

	38,482	44,761
Valuation allowance	(38,482)	(44,761)

Net deferred tax asset	$—	$—

        Income tax expense for the year ended December 31, 2003, is comprised of state alternative minimum taxes. The reconciliation between the statutory federal income tax rate of 35% and the effective rate is as follows:

	Year Ended December 31
	2001	2002	2003
Federal statutory tax rate	35.00%	35.00%	35.00%
State taxes	5.00	5.25	5.16
Utilization of valuation allowance	(40.00)	(40.00)	(40.00)

Effective tax rate	—%	0.25%	0.16%

Eschelon Telecom, Inc.

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Amounts)

	December 31, 2003	September 30, 2004
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,606	$14,408
Restricted cash	—	651
Marketable securities	—	4,362
Accounts receivable, net of allowance for doubtful accounts of $739 and $246, respectively	13,537	12,866
Other receivables	2,097	3,047
Inventories	3,169	3,154
Prepaid expenses	2,046	922

Total current assets	29,455	39,410
Property and equipment, net	86,777	85,137
Other assets	1,269	1,396
Goodwill	7,168	7,168
Intangible assets, net	29,052	29,727

Total assets	$153,721	$162,838

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$4,582	$4,869
Accrued telecommunication costs	6,939	7,521
Accrued expenses	3,240	4,796
Deferred revenue	3,000	3,762
Accrued compensation expenses	4,261	3,312
Capital lease obligation, current maturities	1,020	311

Total current liabilities	23,042	24,571
Long-term liabilities:
Commitments and contingencies (Note 3)
Capital lease obligation	576	1,979
Notes payable	86,226	85,789

Total liabilities	109,844	112,339
Series A convertible preferred stock, $0.01 par value; 100,000,000 shares authorized; 84,306,677 shares outstanding at December 31, 2003 and September 30, 2004	48,948	51,520
Stockholders' deficit:
Common stock, $0.01 par value; 160,000,000 shares authorized; 4,457,579 shares issued and outstanding at December 31, 2003; and 4,730,919 shares issued and outstanding at September 30, 2004	45	47
Additional paid-in capital	120,105	117,550
Accumulated other comprehensive income	—	5
Accumulated deficit	(125,167)	(118,589)
Deferred compensation	(54)	(34)

Total stockholders' deficit	(5,071)	(1,021)

Total liabilities and stockholders' deficit	$153,721	$162,838

See accompanying notes.

Eschelon Telecom, Inc.

Unaudited Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Amounts)

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Revenue:
Network services	$29,632	$33,476	$84,474	$98,333
Business telephone systems	6,941	7,086	19,418	19,575

Total revenue	36,573	40,562	103,892	117,908
Cost of revenue:
Network services	11,791	11,736	33,640	35,093
Business telephone systems	4,215	4,305	11,771	11,785

Total cost of revenue	16,006	16,041	45,411	46,878
Gross profit:
Network services	17,841	21,740	50,834	63,240
Business telephone systems	2,726	2,781	7,647	7,790

Total gross profit	20,567	24,521	58,481	71,030
Operating expenses:
Sales, general and administrative	17,292	18,423	48,959	51,949
Depreciation and amortization	7,057	7,493	22,762	22,705

Operating loss	(3,782)	(1,395)	(13,240)	(3,624)
Other income (expense):
Interest income	15	45	162	83
Interest expense	(422)	(2,837)	(1,301)	(7,911)
Gain on extinguishment of debt	—	—	—	18,195
Other income (expense)	502	(138)	466	(161)

Income (loss) before taxes	(3,687)	(4,325)	(13,913)	6,582
Income taxes	(28)	(4)	(28)	(4)

Net income (loss)	(3,715)	(4,329)	(13,941)	6,578
Less preferred stock dividends	(863)	(863)	(2,562)	(2,572)

Net income (loss) applicable to common stockholders	$(4,578)	$(5,192)	$(16,503)	$4,006

Net income (loss) per share:
Basic	$(1.43)	$(1.30)	$(5.69)	$1.04

Diluted	$(1.43)	$(1.30)	$(5.69)	$0.11

Weighted average number of shares outstanding:
Basic	3,199,473	3,992,931	2,902,001	3,838,007

Diluted	3,199,473	3,992,931	2,902,001	110,190,030

See accompanying notes.

Eschelon Telecom, Inc.

Unaudited Consolidated Statements of Cash Flows

(In Thousands)

	Nine months ended September 30,
	2003	2004
Operating activities
Net income (loss)	$(13,941)	$6,578
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	22,762	22,705
Other non-cash items	1,050	2,212
Gain on extinguishment of debt	—	(18,195)
Changes in operating assets and liabilities:
Increase in restricted cash	—	(651)
Accounts receivable	(4,238)	171
Inventories	(685)	15
Other current assets and deposits	1,695	47
Accounts payable and accrued expenses	3,640	2,425
Deferred revenue	665	762
Accrued compensation expense	(742)	(949)

Net cash provided by operating activities	10,206	15,120
Investing activities
Purchases of marketable securities	—	(4,357)
Purchases of property and equipment	(10,856)	(10,105)
Cash paid for customer installation costs	(8,907)	(8,442)

Net cash used in investing activities	(19,763)	(22,904)
Financing activities
Proceeds from issuance of notes payable	—	84,813
Payments made on bank debt and capital lease obligations	(2,081)	(66,599)
Proceeds from (fees associated with) issuance of stock	(58)	7
Increase in debt issuance costs	(58)	(4,635)

Net cash provided by (used in) financing activities	(2,197)	13,586

Net increase (decrease) in cash and cash equivalents	(11,754)	5,802
Cash and cash equivalents at beginning of period	19,733	8,606

Cash and cash equivalents at end of period	$7,979	$14,408

Supplemental cash flow information
Cash paid for interest	$327	$6,394

Supplemental noncash activities
Equipment purchases under capital leases	$1,097	$1,872

Value of common stock issued to management	$124	$14

See accompanying notes.

Eschelon Telecom, Inc.

Notes to Consolidated Financial Statements

(In Thousands, Except Share and Per Share Amounts)
(Unaudited)

1.    Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited consolidated financial statements of Eschelon Telecom, Inc. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X promulgated by the United States Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments and accruals) considered necessary for a fair presentation for the periods indicated have been included. Operating results for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The consolidated balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Company's audited financial statements and related notes thereto for the year ended December 31, 2003 included in the Eschelon Operating Company Form S-4/A, File No. 333-114437-08, filed with the Securities and Exchange Commission on May 6, 2004.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Property and Equipment

        Property and equipment, including leasehold improvements, are stated at cost. All internal costs directly related to the construction of the switches and operating and support systems, including salaries of certain employees, are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life of the asset.

        Property and equipment consist of the following:

	December 31, 2003	September 30, 2004
Vehicles	$39	$357
Office furniture and equipment	13,243	15,025
Computer equipment and software	30,264	32,443
Leasehold improvements	16,931	16,992
Switching and data equipment and software	76,751	83,428

	137,228	148,245
Less accumulated depreciation	(50,451)	(63,108)

	$86,777	$85,137

Goodwill and Intangibles

        Goodwill represents the excess of cost over the fair value of net assets acquired.

        Intangibles consist of customer installation costs, debt issuance costs and non-compete agreements. The customer installation costs are being amortized over a period of 48 months, which approximates the average life of a customer contract. Debt issuance costs are being amortized over the term of the respective debt obligation. Non-compete agreement costs represent costs associated with various agreements the Company has entered into with existing management of the companies they have acquired. These costs are being amortized over the terms of the agreements.

        Intangible assets consist of the following:

	December 31, 2003	September 30, 2004
Customer installation costs	$52,794	$61,237
Debt issuance costs	5,833	4,635
Non-compete agreements	15	15

	58,642	65,887
Less accumulated amortization	(29,590)	(36,160)

	$29,052	$29,727

Revenue Recognition

        Revenues from network services are recognized in the period in which subscribers use the related services. Revenues from equipment sales and related installation charges are recognized upon delivery, completion of the installation of the related equipment, and acceptance by the customer, at which point legal title passes to the customer. Revenues for carrier interconnection and access are recognized in the period in which the service is provided.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

        The Company accounts for its stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidated statement of operations.

        The following table illustrates the effect on net income (loss) per share if the company had applied the fair value recognition provision of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Net income (loss) applicable to common stockholders, as reported	$(4,578)	$(5,192)	$(16,503)	$4,006
Add: Stock-based employee compensation expense included in reported net income (loss)	—	—	70	20
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards	(1)	(2)	(132)	(49)

Pro forma net income (loss) applicable to common stockholders	$(4,579)	$(5,194)	$(16,565)	$3,977

Net income (loss) per share:
Basic—as reported	$(1.43)	$(1.30)	$(5.69)	$1.04
Basic—pro forma	$(1.43)	$(1.30)	$(5.71)	$1.04
Diluted—as reported	$(1.43)	$(1.30)	$(5.69)	$0.11
Diluted—pro forma	$(1.43)	$(1.30)	$(5.71)	$0.11

        Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the three months ended September 30, 2003 and 2004: a risk-free interest rate of 3.25% and 3.47%, respectively; dividend yield of 0% for each period; volatility factor of the expected market price of the Company's common stock of 25% for each period; and a weighted average life of the options of five years for each period. The following assumptions were used for the nine months ended September 30, 2003 and 2004: a risk-free interest rate ranging from 3.25% to 3.88%; dividend yield of 0% for each period; volatility factor of the expected market price of the Company's common stock of 25% for each period; and a weighted average life of the options of five years for each period.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Net Income (Loss) Per Share

        Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, unvested restricted stock grants and Series A Convertible Preferred Stock. During periods in which a net loss is incurred, diluted earnings per share amounts are the same as basic per share amounts because the effect of all options, unvested restricted stock grants and Series A Convertible Preferred Stock is anti-dilutive.

        The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share:

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
Numerator:
Net income (loss) applicable to common stockholders, as reported	$(4,578)	$(5,192)	$(16,503)	$4,006
Add: Cumulative preferred stock dividends	—	—	—	8,698
Deduct: Unrecognized deferred compensation expense	—	—	—	(34)

Numerator for diluted earnings per share	$(4,578)	$(5,192)	$(16,503)	$12,670

Denominator:
Weighted average number of common shares outstanding	3,199,473	3,992,931	2,902,001	3,838,007
Effect of dilutive securities:
Restricted stock grants	—	—	—	397,918
Employee stock options	—	—	—	4,521,646
Series A convertible preferred stock	—	—	—	101,432,459

Denominator for diluted earnings per share	3,199,473	3,992,931	2,902,001	110,190,030

Net income (loss) per share:
Basic—as reported	$(1.43)	$(1.30)	$(5.69)	$1.04
Diluted—as reported	$(1.43)	$(1.30)	$(5.69)	$0.11

New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements and did not require the Company to reclassify its Series A Preferred Stock to a liability as the shares are contingently redeemable.

Reclassifications

        Certain prior year amounts have been reclassified to conform to current year presentation.

2.    Restricted Cash

        On August 2, 2004, a Nevada state court entered a judgment against the Company for intentionally interfering with a former salesperson's economic relationship with his new employer in the amount of $376 plus costs. The Company had reason to believe the former employee was violating his non-solicitation agreement with the Company. On August 30, 2004, the Company appealed the judgment because, among other reasons, the jury was not instructed to consider whether the Company was justified in informing the new employer of the agreement and the intent to enforce it. During the appeal process, the Company is required to hold an amount equal to one and one-half times the pending judgment, plus accrued interest, as restricted cash.

3.    Marketable Securities

        Short-term investments are comprised of municipal and United States government debt securities. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and based on the Company's intentions regarding these instruments, all investments in debt securities are classified as available-for-sale and accounted for at fair value.

        The cost basis, fair value and gross unrealized gains of the investment securities available-for-sale as of September 31, 2004 and December 31, 2003, are as follows:

	Cost Basis	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding (Losses)
Marketable securities as of September 30, 2004	$4,357	$4,362	$5	$—
Marketable securities as of December 31, 2003	$—	$—	$—	$—

        Debt securities as of September 30, 2004 have maturities of six months or less.

4.    Notes Payable

        In March 2004, the Company completed an offering of $100,000 of 8 3/8% senior second secured notes due 2010 at a discount resulting in a 12% yield. Proceeds from the offering were used to retire bank debt with a principal balance of $65,421, pay fees related to the offering and provide additional liquidity to the Company.

        The carrying value of notes payable is comprised of the following:

	December 31, 2003	September 30, 2004
Principal balance due	$64,355	$100,000
Excess carrying value	21,871	—
Discount on note payable	—	(14,211)

Carrying value	$86,226	$85,789

5.    Commitments and Contingencies

        In April 2003, the Company entered into a five-year agreement with MCI to purchase colocation/LIS transport services. The agreement requires that the Company maintain monthly minimums as follows:

April 2004–March 2005	$84/month
April 2005–March 2006	$88/month
April 2006–March 2007	$93/month
April 2007–March 2008	$97/month

        The Company will pay an underutilization charge for any amounts billed under the monthly minimum.

        In 2000, the Company entered into an amendment of an earlier Master Purchase and Service agreement with Nortel Networks, Inc. (Nortel Networks). Under the amendment, the Company committed to purchase and/or license $100,000 of Nortel Networks' equipment or services. However, the Company is confident that, due to Nortel Networks' discontinuance of certain product lines contemplated in the Amended Master Purchase and Services agreement, neither party will be held to the conditions of the contract.

        In August 2000, the Company entered into a ten-year agreement with Global Crossing to purchase a total of $100,000 of services. The agreement does not contain monthly minimums, however a penalty is assessed for early termination upon change in control. Upon change in control, the remaining early termination penalty is $5,000.

6.    Capital Stock

        Under the terms of the Series A Convertible Preferred Stock, the holders are entitled to receive, when and if declared by the Board of Directors, cumulative dividends on each share of the Series A Convertible Preferred Stock at a rate of 8% per year which shall accrue daily and, to the extent not paid, shall accumulate quarterly in arrears. At December 31, 2003 and September 30, 2004, dividends in arrears are $6,127 and $8,698, respectively.

        The shares of Series A Convertible Preferred Stock, plus all accrued and unpaid dividends at the time of conversion, are convertible at any time, at the option of the holder, into shares of the Company's common stock at the initial conversion price, which is the original issue price of $0.5079. The conversion price is subject to adjustment in the event of certain events, such as dilutive issuances of additional securities. The Series A Convertible Preferred Stock will automatically convert into common stock in the event of an initial public offering raising at least $50,000. The Series A Convertible Preferred Stock may be automatically converted upon the consent of the holders of at least 60% of the then outstanding shares of Series A Convertible Preferred Stock.

        The shares of Series A Convertible Preferred Stock will be redeemed on the tenth anniversary of the original issuance, if the shares have not previously been redeemed or converted. The Company may redeem all of the Series A Convertible Preferred Stock upon the effectiveness of an initial public offering. The redemption price of the Series A Convertible Preferred stock will be the greater of (i) the original issue price plus all accrued and unpaid dividends or (ii) the fair market value of the shares of common stock, as determined by the Board of Directors, that would be received upon conversion of (a) the Series A Convertible Preferred Stock, and (b) any accrued and unpaid dividends on the Series A Convertible Preferred Stock. Upon a change of control, the holders of 60% of the then outstanding shares of the Series A Convertible Preferred Stock may require the Company to redeem all of or a portion of the Series A Convertible Preferred Stock at a price equal to (1) the liquidation preference (as described below) if the change of control occurs before the fifth anniversary of the original issue date and (2) the redemption price if the change of control occurs after the fifth anniversary of the original issue date.

        In the event of the Company's liquidation, the holders of the Series A Convertible Preferred Stock will receive any distribution of corporate assets before any distributions are made to a junior class of equity. The amount to be distributed to the holders of Series A Convertible Preferred Stock will be the greater of (i) two times the original issue price plus all accrued and unpaid dividends (whether or not yet accumulated) as of the date of distribution, or (ii) the fair market value of the shares of the Company's common stock, as determined by the Board of Directors, that would be received upon (1) conversion of the Series A Convertible Preferred Stock, (2) any accrued and unpaid dividends and, (3) if the liquidation is prior to the fifth anniversary of the date of issuance of the Series A Convertible Preferred Stock, all additional dividends that would have been accrued through the fifth anniversary date.

Stock Options

        In November 2002, the Board of Directors approved the Eschelon Telecom, Inc. Stock Option Plan of 2002 (the 2002 Plan). A total of 14,117,647 shares of the Company's common stock have been reserved for issuance under the 2002 Plan. At September 30, 2004, the Company had 10,273,030 options outstanding and 2,484,979 shares of restricted common stock issued to certain directors and members of management under the 2002 Plan.

Restricted Common Stock

        In February 2003, the Company granted 2,484,979 shares of restricted common stock to certain directors and members of management. The fair value per share of this restricted stock was $0.05. The Company records compensation expense as the restrictions are removed from the stock. In February 2003, 1,399,902 shares had vested resulting in compensation expense related to restricted common stock of $70. In February 2004, an additional 405,968 shares had vested resulting in compensation expense of $20.

7.    Subsequent Event

        On October 13, 2004, the Company entered into an agreement with Advanced TelCom Group, Inc. (ATG), a Delaware corporation and a subsidiary of General Electric Capital Corporation (GECC) providing for the purchase by the Company of 100% of the issued and outstanding shares of capital stock of Advanced TelCom, Inc. (ATI), a Delaware corporation and a wholly owned subsidiary of ATG (the ATI Acquisition), for a purchase price of $45,481. The ATI Acquisition is currently expected to close on December 31, 2004. In addition, on October 13, 2004, the Company entered into an agreement with GE Business Productivity Solutions, Inc. (GE BPS), a Georgia corporation and a wholly owned subsidiary of GECC, pursuant to which the Company will purchase substantially all of the operating assets of GE BPS (the GE BPS Acquisition) and assume certain of its liabilities, for a purchase price of $100. Due to the extensive regulatory approvals required to close the GE BPS Acquisition, the Company cannot currently estimate the closing date, however the Company expects the GE BPS Acquisition to close in early 2005. The Company plans on accounting for GE BPS as a discontinued operation.

Independent Auditors' Report

The Board of Directors
Advanced TelCom, Inc.:

        We have audited the accompanying consolidated balance sheets of Advanced TelCom, Inc. and subsidiary (the Company), an indirect wholly owned subsidiary of General Electric Capital Corporation, as of September 30, 2004 and December 31, 2003, and the related consolidated statements of income, stockholder's equity, and cash flows for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced TelCom, Inc. and subsidiary as of September 30, 2004 and December 31, 2003, and the results of their operations and their cash flows for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

November 12, 2004

ADVANCED TELCOM, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation)

Consolidated Balance Sheets

	September 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$2,669,370	2,160,964
Accounts receivable, net of allowance of $747,462 and $769,657 in 2004 and 2003, respectively	1,434,516	1,800,244
Unbilled revenue	1,838,563	1,835,278
Due from affiliated companies	7,256,120	2,194,528
Prepaid expenses and other current assets	665,174	525,360

Total current assets	13,863,743	8,516,374
Restricted cash	5,994	4,967
Property and equipment, net	7,593,613	7,331,602
Intangible asset, net	2,330,866	2,859,485
Goodwill	24,509,199	24,509,199

Total assets	$48,303,415	43,221,627

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$632,655	1,317,228
Accrued liabilities and other	8,342,542	6,593,627
Due to affiliated company	4,861,473	1,026,144
Income taxes payable	822,554	383,946
Current portion of obligations under capital leases	102,717	97,571

Total current liabilities	14,761,941	9,418,516
Obligations under capital leases	243,210	320,314
Deferred tax liability	874,521	1,430,088

Total liabilities	15,879,672	11,168,918
Stockholder's equity
Common stock, $0.001 par value. Authorized, issued and outstanding 3,000 shares in 2004 and 2003	3	3
Additional paid-in capital	29,565,581	29,565,581
Retained earnings	2,858,159	2,487,125

Total stockholder's equity	32,423,743	32,052,709

Total liabilities and stockholder's equity	$48,303,415	43,221,627

See accompanying notes to consolidated financial statements.

ADVANCED TELCOM, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation)

Consolidated Statements of Income

	Nine-month period ended September 30, 2004	Period from May 15, 2003 to December 31, 2003
Revenue	$44,981,945	39,446,161
Cost of services	23,144,428	19,431,766

Gross margin	21,837,517	20,014,395

Operating expenses:
Selling, general, and administrative	19,695,642	15,164,780
Depreciation and amortization	1,653,572	866,383

Total operating expenses	21,349,214	16,031,163

Income from operations	488,303	3,983,232
Other income	140,000	150,000
Interest expense, net	(14,517)	(18,881)

Income before income taxes	613,786	4,114,351
Provision for income taxes	(242,752)	(1,627,226)

Net income	$371,034	2,487,125

See accompanying notes to consolidated financial statements.

ADVANCED TELCOM, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation)

Consolidated Statements of Stockholder's Equity

Nine-month period ended September 30, 2004 and
the period from May 15, 2003 to December 31, 2003

	Common stock
			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount
Issuance of common stock for acquisition of the Company on May 15, 2003	3,000	$3	29,565,581	—	29,565,584
Net income	—	—	—	2,487,125	2,487,125

Balances as of December 31, 2003	3,000	3	29,565,581	2,487,125	32,052,709
Net income	—	—	—	371,034	371,034

Balances as of September 30, 2004	3,000	$3	29,565,581	2,858,159	32,423,743

See accompanying notes to consolidated financial statements.

ADVANCED TELCOM, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation)

Consolidated Statements of Cash Flows

	Nine-month period ended September 30, 2004	Period from May 15, 2003 to December 31, 2003
Cash flows from operating activities:
Net income	$371,034	2,487,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,653,572	866,383
Provision for bad debt expense	212,050	240,560
Deferred income tax benefits	(555,567)	—
Changes in operating assets and liabilities:
Decrease in account receivable	153,678	1,836,558
Increase in unbilled revenue	(3,285)	(894,797)
Increase in prepaid expenses and other current assets	(139,814)	(160,722)
Increase in due from affiliated companies, net	(1,226,263)	(1,168,384)
Increase (decrease) in accounts payable and other liabilities	1,502,950	(728,663)

Net cash provided by operating activities	1,968,355	2,478,060

Cash flows from investing activities:
Purchase of property and equipment	(1,386,964)	(596,720)
(Increase) decrease in restricted cash	(1,027)	685

Net cash used in investing activities	(1,387,991)	(596,035)

Cash flows from financing activities:
Payments made related to pre-petition bankruptcy period	—	(4,311,045)
Principal payments under capital lease obligations	(71,958)	(54,271)

Net cash used in investing activities	(71,958)	(4,365,316)

Net increase (decrease) in cash and cash equivalents	508,406	(2,483,291)
Cash and cash equivalents, beginning of period	2,160,964	4,644,255

Cash and cash equivalents, end of period	$2,669,370	2,160,964

Supplemental disclosure of cash flow information:
Cash paid for:
Interest on capital leases	$17,219	19,043

See accompanying notes to consolidated financial statements.

ADVANCED TELCOM, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation)

Notes to Consolidated Financial Statements

September 30, 2004 and December 31, 2003

1.    Description of Business

        Advanced TelCom, Inc. was incorporated under the laws of the State of Delaware on July 22, 1998. It is a wholly owned subsidiary of Advanced TelCom Group, Inc. (ATG), incorporated on April 21, 1999 as part of a corporate reorganization to serve as a holding company for Advanced TelCom, Inc. On May 15, 2003, ATG was acquired by and operates as a wholly owned subsidiary of General Electric Vendor Financial Services (GEVFS), which is wholly owned by General Electric Capital Corporation.

        Advanced TelCom, Inc. (the Company), a Delaware Corporation, is an integrated communications provider (ICP) offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in third and fourth tier markets, with populations of between 100,000 and 250,000, primarily in the states of Oregon, Washington, Nevada and California. Services include high speed Internet and data service, local exchange service and long distance service. The Company seeks to become the leading ICP in each target market by being a single source for competitively priced, high quality, customized telecommunications services.

2.    Summary of Significant Accounting Policies

(a) Basis of Presentation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Shared Communications Services, Inc. (SCS). All significant intercompany accounts and transactions have been eliminated in consolidation.

        On May 15, 2003, as part of a plan of reorganization, GEVFS exchanged its outstanding Senior Secured Debt in ATG for all of the Company's 3,000 newly issued common stock. The transaction was accounted for as a business combination using the purchase method and accordingly, the Company's consolidated financial statements reflect a change in basis through the application of push-down accounting as of May 15, 2003. The total purchase price of ATG was approximately $13.5 million which consisted of $10.9 million in Senior Secured Debt exchanged for ATG's common stock and $2.6 million in acquisition costs. The goodwill created as a result of the acquisition is not deductible for income tax purposes.

        The following summarizes the estimated fair values of the Company's assets acquired and liabilities assumed at the date of acquisition:

Cash	$178,985
Accounts receivable, net	4,817,843
Prepaid and other current assets	364,638
Property and equipment	7,160,750
Intangible asset	3,300,000
Goodwill	24,509,198
Accounts payable, accrued and other liabilities	(26,815,327)

$13,516,087

        The intangible asset represents the estimated fair value of the Company's customer relationships. The amount assigned to the intangible asset was determined by management using comparable sales information.

(b) Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments with original maturities of three months or less.

(c) Restricted Cash

        Restricted cash consists primarily of deposits from customers placed in escrow as required by the state of Washington.

(d) Accounts Receivable

        Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and other economic data. Account balances are charged-off directly to selling, general and administrative expenses after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

(e) Concentrations and Fair Value of Financial Instruments

        The financial instrument that potentially subjects the Company to credit risk is accounts receivable. The Company believes that its credit policy along with its large number and diverse client base minimizes its credit risk.

        Statement of Financial Accounting Standards (SFAS) No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value. The carrying amounts for the majority of the Company's financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities.

(f) Property and Equipment

        Property and equipment are stated at cost, which includes direct costs and capitalized labor. Equipment under capital lease is stated at the present value of minimum lease payments. Expenditures for repairs and maintenance, which do not extend the useful lives of property and equipment, are charged to expense as incurred. Depreciation and amortization are calculated using an accelerated method based on a sum-of-the-years digits formula over the estimated useful lives (in years) of the assets as follows:

Telecommunications networks	8-16
Operating support system	5
Furniture and office equipment	5-10
Vehicles	4

        Leasehold improvements and capital leases are amortized over the lesser of the useful life or the term of the lease.

(g) Goodwill and Intangible Asset

        Goodwill represents the excess of the fair value of consideration given over fair value of net assets of an acquired business. The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142. Goodwill and intangible assets that are determined to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

        Goodwill is tested at least annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment of goodwill was recognized by the Company as at September 30, 2004 and December 31, 2003.

(h) Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Use of Estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of accounts receivables and deferred income tax assets. Actual results could differ from those estimates.

(j) Income Taxes

        The asset and liability method is used for accounting for income taxes tax reporting pursuant to the principles of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded when management of the Company determines that it is more likely than not that deferred tax assets are not realizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company and its subsidiary, SCS, does not file separate income returns but rather is included in various income tax returns filed by General Electric Company and its subsidiaries. For presentation purposes within these consolidated financial statements, the Company and SCS's income tax provision was computed as if they were a separate company.

(k) Revenue Recognition

        The Company recognizes revenues from telecommunications services when the services are provided, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs. Accrued revenue not yet billed is recorded as unbilled revenue on the accompanying consolidated balance sheets. The Company recognizes reciprocal compensation as revenue when collected as it is subject to interpretation of regulations and laws and thus the process of collections can be complex and collection is not reasonably assured until payment is received.

        The Company establishes allowances for doubtful accounts and other sales credits. Allowances for sales credits are established through a charge to revenue, while allowances for doubtful accounts are established through a charge to selling, general and administrative expense. The Company assesses the adequacy of these allowances on a monthly basis by considering various factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the creditworthiness of its customers. The Company believes that the established allowances were adequate as of September 30, 2004 and December 31, 2003. If circumstances relating to specific customers change or economic conditions worsen such that the Company's past collection experience and assessment of the economic environment are no longer relevant, the Company's estimate of the recoverability of its accounts receivables may change significantly.

        In July 2004, the Company reached a settlement with a third party interconnect access and transport services provider for outstanding billings for the period from July 2002 to April 2004, which resulted in $639,831 recorded in revenue for the nine-month period ended September 30, 2004.

(l) Cost of Services

        Cost of services includes expenses directly associated with providing telecommunications services to customers, including the cost of connecting customers to the Company's networks via leased facilities, the costs of leasing components of the Company's network facilities and costs paid to third party providers for interconnect access and transport services. All such costs are expensed as incurred. The Company accrues for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. The Company accrues for all invoiced amounts, even amounts in dispute. Disputes resolved in the Company's favor may reduce cost of service in the period the dispute is settled and typically reflect costs paid in prior periods. Because the period of time required to resolve these types of disputes often lapses over several months, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice.

(m) Advertising Costs

        Advertising costs, included in selling, general and administrative expenses, are charged to expense as incurred. Advertising costs for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003 were $361,991 and $84,821, respectively.

(n) Recent Accounting Pronouncements

        In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company has evaluated the impact of applying FIN 46 and has not identified any entities that would have to be consolidated.

3.    Property and Equipment

        Property and equipment consist of the following:

	September 30, 2004	December 31, 2003
Telecommunications networks	$7,270,436	6,245,146
Operating support system	889,147	676,134
Leasehold improvements	63,658	—
Furniture and office equipment	854,660	769,657
Vehicles	66,533	66,533

	9,144,434	7,757,470
Less accumulated depreciation and amortization	1,550,821	425,868

	$7,593,613	7,331,602

        Depreciation and amortization expense for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003 was $1,124,953 and $425,868, respectively. Depreciation on telecommunications equipment begins when the equipment is placed in service. Direct labor costs incurred in connection with the installation of new customer services and equipment are capitalized. These costs are amortized over the life of the related asset. Capitalized labor costs included in property and equipment for the nine-month period ended September 30, 2004 and period from May 15, 2003 to December 31, 2003 was $305,581 and $485,138, respectively.

4.    Intangible Asset

        Intangible asset consists of the following:

	September 30, 2004	December 31, 2003
Customer relationships	$3,300,000	3,300,000
Less accumulated amortization	969,134	440,515

Total	$2,330,866	2,859,485

        Customer relationships are amortized over an estimated useful economic life of 4.7 years. Amortization expense for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003 was $528,619 and $440,515, respectively. The estimated remaining amortization expense is $176,206 for the three-month period from October 1, 2004 to December 31, 2004, $704,825 annually for 2005 through 2007, and $40,185 for 2008.

5.    Income Taxes

        For presentation purposes within these consolidated financial statements, the Company and SCS's income tax provision was computed as if it filed separate income tax returns including the presentation of all deferred income tax assets and liabilities and net operating loss carryforwards.

        The provision for income taxes of the Company and SCS for the nine-month period ended September 30, 2004 and for the period from May 15, 2003 to December 31, 2003 consist of the following:

	Nine-month period ended September 30, 2004	Period from May 15, 2003 to December 31, 2003
Current:
Federal	$687,410	1,339,221
State	110,909	288,005

Total current tax expense	798,319	1,627,226

Deferred:
Federal	(487,623)	—
State	(67,944)	—

Total deferred tax benefit	(555,567)	—

Total tax expense	$242,752	1,627,226

        A reconciliation of the U.S. federal statutory rate to the effective tax rate of the Company and SCS for the nine-month period ended September 30, 2004 and for the period from May 15, 2003 to December 31, 2003 is as follows:

	Nine-month period ended September 30, 2004	Period from May 15, 2003 to December 31, 2003
U.S. federal statutory rate	35.00%	35.00%
State and local income taxes	7.00	7.00
Federal tax benefit on state income taxes	(2.45)	(2.45)

Effective income tax rate	39.55%	39.55%

        The components of deferred tax assets and liabilities of the Company and SCS as of September 30, 2004 and December 31, 2003 consist of the following:

	September 30, 2004	December 31, 2003
Deferred tax assets:
Net operating loss and tax credit carryforwards	$52,733,066	52,733,066
Built-in loss limitation	27,704,413	28,022,896
Accruals and reserves	329,283	—

Deferred tax assets before valuation allowance	80,766,762	80,755,962
Valuation allowance	(80,755,962)	(80,755,962)

Deferred tax assets	10,800	—
Deferred tax liabilities:
Plant and equipment	—	(161,407)
Intangible asset	(815,803)	(1,155,000)
State income taxes (net of federal tax effect)	(69,518)	(113,681)

Gross deferred tax liabilities	(885,321)	(1,430,088)

Net deferred tax liability	$(874,521)	(1,430,088)

        As of September 30, 2004 and December 31, 2003, $150,665,902 of net operating loss carryforwards for both federal and state tax purposes were available to offset taxable income in future periods, subject to certain limitations. The federal net operating loss carryforwards begin to expire in 2018 and the state net operating loss carryforwards expire in various years based on each state's particular tax law.

6.    Segment Reporting

        The Company operates its business as one telecommunications segment. The Company's single segment includes all of its products and services including data, voice, integrated voice and data, and other services. These services have similar network operations and technology requirements and are sold through similar sales channels to a similar targeted customer base. Therefore, the Company manages these services as a single segment that are sold in various geographic areas or markets in which it does business.

7.    Related Party Transactions

(a) Management Agreement with GE Business Productivity Solutions

        On May 15, 2003, the Company entered into a corporate services agreement with GE Business Productivity Solutions (GEBPS), a wholly owned subsidiary of GEVFS. The agreement provides for the Company and GEBPS to coordinate and share the provision of certain services utilized by both companies. These services are provided at cost. Each company is to bear an appropriate portion of the overall costs associated with the coordinated services. For the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003, the costs of services provided by GEBPS in excess of those provided by the Company were $631,220 and $450,877, respectively, and have been recorded in selling, general and administrative expenses. As of September 30, 2004 and December 31, 2003, an accrued management fee payable of $858,514 and $450,877, respectively, was included in due to affiliated company.

(b) Due from Affiliated Companies

        Due from affiliated companies consist of the following:

	September 30, 2004	December 31, 2003
Due from GEVFS	$3,701,324	1,345,538
Due from ATG	3,554,796	848,990

Total	$7,256,120	2,194,528

        As part of the Company's cash management process, excess cash is remitted to, or shortfalls are funded by GEVFS, the parent of ATG and ATI. In addition, the Company, as part of the consolidated financial and tax filing of GEVFS, receives tax settlements representing the amount of current and deferred taxes it contributes to the consolidated GEVFS tax filing. The balance due from GEVFS represents the cumulative net cash remitted to GEVFS in excess of tax settlements.

        The Company pays certain costs on behalf of ATG, mainly interest expense. The balance due from ATG represents the cumulative net payments made by the Company on ATG's behalf.

(c) Due to Affiliated Company

        As part of the corporate services agreement described in note (7)(a), the Company pays certain operating expenses on behalf of GEBPS, mainly cost of services. In addition, GEBPS pays certain operating expenses on behalf of the Company, mainly payroll and related costs. The balance due to affiliated company represents amounts due to GEBPS which relates to cumulative payments made by GEBPS on behalf of the Company in excess of those made by the Company on behalf of GEBPS, and the accrued management fee payable described above.

8.    Commitments and Contingencies

(a) Lease Commitments

        The Company leases office space at various locations under noncancelable operating leases, which expire at various dates through 2014. Rent expense for the nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003 was $1,186,646 and $902,777, respectively, and is included in selling, general and administrative expenses.

        The Company is obligated under a capital lease for office equipment that expires in October 2007. As of September 30, 2004 and December 31, 2003, the gross amount of equipment and related accumulated amortization recorded under the capital lease were as follows:

	September 30, 2004	December 31, 2003
Equipment	$461,163	461,163
Less accumulated amortization	142,228	64,649

	$318,935	396,514

        Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments are as follows:

	Capital lease	Operating leases
October 1 to December 31, 2004	$39,995	295,645
Year ending December 31:
2005	119,985	1,002,678
2006	119,985	803,936
2007	99,989	365,445
2008	—	301,912
Thereafter, through 2014	—	957,501

	$379,954	3,727,117

Less amounts representing interest (at 6%)	34,027

Present value of net minimum lease payments	345,927
Less current installments of obligations under capital lease	102,717

Long-term portion of obligations under capital lease	$243,210

(b) Legal Proceedings

        The company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

9.    Subsequent Event

        On October 13, 2004, GEVFS entered into a stock purchase agreement to sell all of ATI's outstanding common stock to Eschelon Telecom, Inc. (Eschelon) for approximately $45.5 million in cash. The transaction is contingent upon regulatory approval, additional funds to be raised by Eschelon and other conditions. Assuming the contingencies are satisfied by that date the transaction is expected to close on or by December 31, 2004.

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Eschelon Telecom, Inc. Unaudited Consolidated EBITDA to Net Income (Loss) Reconciliation (in thousands)
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December 31, 2003
Eschelon Telecom, Inc. Consolidated Balance Sheets (In Thousands, Except Share and Per Share Amounts)
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ADVANCED TELCOM, INC. AND SUBSIDIARY (An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation) Consolidated Balance Sheets
ADVANCED TELCOM, INC. AND SUBSIDIARY (An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation) Consolidated Statements of Income
ADVANCED TELCOM, INC. AND SUBSIDIARY (An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation) Consolidated Statements of Stockholder's Equity Nine-month period ended September 30, 2004 and the period from May 15, 2003 to December 31, 2003
ADVANCED TELCOM, INC. AND SUBSIDIARY (An Indirect, Wholly Owned Subsidiary of General Electric Capital Corporation) Consolidated Statements of Cash Flows
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